     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 11, 1998

                                                     REGISTRATION NO. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                             ---------------------
                                    FORM S-4
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------
                           SMITH INTERNATIONAL, INC.
             (Exact name of Registrant as specified in its charter)

             DELAWARE                             1389                            95-3822631
 (State or Other Jurisdiction of      (Primary Standard Industrial             (I.R.S. Employer
  Incorporation or Organization)      Classification Code Number)            Identification No.)

                               16740 HARDY STREET
                                 P.O. BOX 60068
                              HOUSTON, TEXAS 77205
                                 (281) 443-3370
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)
                             ---------------------
                                 NEAL S. SUTTON
              SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                           SMITH INTERNATIONAL, INC.
                               16740 HARDY STREET
                                 P.O. BOX 60068
                              HOUSTON, TEXAS 77205
                                 (281) 233-5060
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ---------------------
                                   Copies to:

                 ERIC A. BLUMROSEN                                    MARCUS A. WATTS
       GARDERE WYNNE SEWELL & RIGGS, L.L.P.            LIDDELL, SAPP, ZIVLEY, HILL & LABOON, L.L.P.
                THREE ALLEN CENTER                                   3400 CHASE TOWER
            333 CLAY AVENUE, SUITE 800                                  600 TRAVIS
             HOUSTON, TEXAS 77002-4086                             HOUSTON, TEXAS 77002

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: As soon as practicable after the effective date of this registration statement and upon consummation of the merger described herein.

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the offering. [ ]
                             ---------------------
                        CALCULATION OF REGISTRATION FEE

=================================================================================================================================
     TITLE OF EACH CLASS OF          AMOUNT TO BE          PROPOSED MAXIMUM            PROPOSED MAXIMUM            AMOUNT OF
   SECURITIES TO BE REGISTERED       REGISTERED(1)    OFFERING PRICE PER SHARE(2) AGGREGATE OFFERING PRICE(2)  REGISTRATION FEE
---------------------------------------------------------------------------------------------------------------------------------
Common Stock, $1.00 par value....      7,900,000                 --                      $97,118,000                $28,650
=================================================================================================================================

(1) Represents the maximum number of shares of Common Stock issuable upon consummation of the Merger described herein.

(2) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(f) of the Securities Act of 1933, as amended. The registration fee was computed in accordance with Rule 457(f)(2) based upon the historical book value of the Common Stock, $25.00 par value per share, of Wilson Industries, Inc. ($97,118,000 as of September 30, 1997).

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

                            WILSON INDUSTRIES, INC.

March      , 1998

Dear Shareholders:

     A special meeting of shareholders (the "Special Meeting") of Wilson Industries, Inc., a Texas corporation ("Wilson"), will be held on April 27, 1998 at 10:00 a.m., Houston time, at 1302 Conti, Houston, Texas, to consider and vote upon a proposal to approve and adopt the Merger Agreement dated as of January 19, 1998 (the "Merger Agreement") by and among Wilson, Smith International, Inc., a Delaware corporation ("Smith"), and SII Acquisition Corp., a wholly owned Texas subsidiary of Smith ("Merger Sub"). Pursuant to the terms of the Merger Agreement, Merger Sub will merge with and into Wilson (the "Merger") with Wilson continuing as the surviving corporation and a wholly owned subsidiary of Smith. The attached Proxy Statement/Prospectus explains the terms of the proposed Merger and provides other information concerning both Wilson and Smith. We urge you to read these materials fully and carefully.

     In connection with the approval of the Merger on January 21, 1998, Wilson's Board of Directors received and took into account the written opinion of Morgan Stanley & Co. Incorporated ("Morgan Stanley"), an investment banking firm retained by Wilson, that, as of that date and based on the assumptions stated in such opinion, the Merger consideration to be received by the holders of Wilson common stock pursuant to the Merger Agreement is fair, from a financial point of view, to such holders. Morgan Stanley's opinion is included in the attached Proxy Statement/Prospectus.

     For the Merger to become effective, among other conditions described in the attached Proxy Statement/ Prospectus and the Merger Agreement, the holders of at least two-thirds of the outstanding shares of Wilson's common stock must vote in favor of the Merger. THE BOARD OF DIRECTORS OF WILSON BELIEVES THAT THE PROPOSED MERGER IS IN THE BEST INTERESTS OF WILSON AND THE SHAREHOLDERS OF WILSON AND UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR APPROVAL OF THE MERGER.

     You are cordially invited to attend the Special Meeting. Your vote is important regardless of how many shares you own. Please review the attached Proxy Statement/Prospectus and sign, date and mail your proxy in the envelope provided. FAILURE TO VOTE BY PROXY OR IN PERSON AT THE SPECIAL MEETING IS THE EQUIVALENT OF A VOTE AGAINST THE MERGER. Thank you for your prompt response and cooperation.

                                            Very truly yours,

                                            Wallace S. Wilson
                                            Chairman of the Board, President
                                            and Chief Executive Officer

                            WILSON INDUSTRIES, INC.
                                   1301 CONTI
                              HOUSTON, TEXAS 77002

                 NOTICE OF SPECIAL MEETING OF THE SHAREHOLDERS

To our Shareholders:

     Notice is hereby given that a Special Meeting of Shareholders (the "Special Meeting") of Wilson Industries, Inc. ("Wilson") will be held on April 27, 1998 at 10:00 a.m., Houston time, at 1302 Conti, Houston, Texas, to consider and vote upon a proposal to approve and adopt the Merger Agreement dated as of January 19, 1998 (the "Merger Agreement") by and among Wilson, Smith International, Inc., a Delaware corporation ("Smith"), and SII Acquisition Corp., a wholly owned Texas subsidiary of Smith ("Merger Sub"), whereby Merger Sub will merge with and into Wilson (the "Merger") with Wilson continuing as the surviving corporation and a wholly owned subsidiary of Smith.

     Only holders of Wilson Common Stock of record at the close of business on March 12, 1998 are entitled to notice of and to vote at the Special Meeting or any adjournment or postponement thereof.

     Shareholders are cordially invited and urged to attend the Special Meeting in person. Those who will not attend and who wish their shares to be voted are requested to sign, date and mail promptly the enclosed proxy in the postage prepaid return envelope which is also enclosed. The specific details of the Merger are fully described in the accompanying Proxy Statement/Prospectus and in the Merger Agreement, a copy of which is attached to the Proxy Statement/Prospectus as Appendix A.

                                            By Order of the Board of Directors

                                            Humberto G. Kuhn
                                            Secretary

Houston, Texas
March      , 1998

     WHETHER OR NOT YOU PLAN TO BE PRESENT AT THE SPECIAL MEETING, YOU ARE URGED TO SIGN, DATE AND MAIL PROMPTLY THE ENCLOSED PROXY. SHAREHOLDERS WHO HAVE GIVEN A PROXY MAY REVOKE THE PROXY AT ANY TIME BEFORE ITS EXERCISE AT THE SPECIAL MEETING, AND SHAREHOLDERS THAT ARE PRESENT AT THE SPECIAL MEETING MAY WITHDRAW THEIR PROXY AND VOTE IN PERSON. SHAREHOLDERS SHOULD NOT RETURN STOCK CERTIFICATES WITH THE ENCLOSED PROXY.

                            WILSON INDUSTRIES, INC.
                                PROXY STATEMENT
           SPECIAL MEETING OF SHAREHOLDERS TO BE HELD APRIL 27, 1998
                             ---------------------

                           SMITH INTERNATIONAL, INC.
                        (COMMON STOCK, $1.00 PAR VALUE)

                                   PROSPECTUS
                             ---------------------

     This Proxy Statement/Prospectus is being furnished to shareholders of Wilson Industries, Inc., a Texas corporation ("Wilson"), in connection with the solicitation of proxies by its Board of Directors for use at a Special Meeting of Shareholders (the "Special Meeting") to be held on April 27, 1998 at 10:00 a.m., Houston time, at 1302 Conti, Houston, Texas 77002 and any adjournment or postponement thereof.

     At the Special Meeting, shareholders of Wilson will be asked to consider and vote upon a proposal to approve and adopt a Merger Agreement dated as of January 19, 1998 (the "Merger Agreement") among Smith International, Inc., a Delaware corporation ("Smith"), SII Acquisition Corp., a Texas corporation and a direct wholly owned subsidiary of Smith ("Merger Sub"), and Wilson. The Merger Agreement provides for the merger of Merger Sub with and into Wilson (the "Merger"), as a result of which Wilson would become a direct wholly owned subsidiary of Smith, and the outstanding shares of common stock, par value $25.00 per share, of Wilson ("Wilson Common Stock") would be converted into the right to receive an aggregate of 7,900,000 shares of common stock, par value $1.00 per share, of Smith ("Smith Common Stock"). See "The Merger." A copy of the Merger Agreement is attached as Appendix A to this Proxy Statement/Prospectus. Under Texas law, holders of Wilson Common Stock will have certain dissenters' rights of appraisal in connection with the Merger.

     Smith has filed a registration statement on Form S-4 pursuant to the Securities Act of 1933, as amended (the "Securities Act"), covering 7,900,000 shares of Smith Common Stock. Based on the market price of the Smith Common Stock as of March 9, 1998, the market value of the consideration to be paid to the holders of the Wilson Common Stock in the Merger would be $54 9/16 per share of Wilson Common Stock for an aggregate total consideration for all outstanding shares of approximately $431 million.

     This Proxy Statement/Prospectus and the accompanying form of proxy are first being mailed to shareholders of Wilson on or about March , 1998.

     On March 9, 1998, the closing price of Smith Common Stock as reported on the New York Stock Exchange, Inc. (the "NYSE") was $54 9/16.
                             ---------------------

     SEE "RISK FACTORS" BEGINNING ON PAGE 13 FOR A DISCUSSION OF CERTAIN FACTORS WHICH SHOULD BE CONSIDERED IN EVALUATING THE SECURITIES OFFERED HEREBY.
                             ---------------------

THE SHARES OF SMITH COMMON STOCK TO BE ISSUED IN CONNECTION WITH THE MERGER HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                             ---------------------

         The date of this Proxy Statement/Prospectus is March   , 1998

                             AVAILABLE INFORMATION

     Smith is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information may be inspected and copied at the public reference facilities that the Commission maintains at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549, and at the following Regional Offices of the Commission:
Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains a Web site that contains reports, proxy and information statements and other information filed electronically by Smith with the Commission that can be accessed over the Internet at http://www.sec.gov. In addition, reports, proxy statements and other information filed by Smith can be inspected at the offices of The New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, and at the offices of The Pacific Stock Exchange, 301 Pine Street, San Francisco, California 94104.

     Smith has filed with the Commission a registration statement on Form S-4 (together with all the amendments, supplements and exhibits thereto, the "Registration Statement") under the Securities Act with respect to the Smith Common Stock issuable in connection with the Merger. Smith has provided the information contained herein with respect to Smith and its subsidiaries, and Wilson has provided the information with respect to Wilson and its subsidiaries. This Proxy Statement/Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto, certain parts of which are omitted in accordance with the rules and regulations of the Commission. The Registration Statement and any amendments hereto, including exhibits filed as a part thereof, are available for inspection and copying as set forth above. Statements contained in this Proxy Statement/Prospectus or in any document incorporated in this Proxy Statement/Prospectus by reference as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or such other document, each such statement being qualified in all respects by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     THIS PROXY STATEMENT/PROSPECTUS INCORPORATES CERTAIN DOCUMENTS REGARDING SMITH BY REFERENCE THAT ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS AND EXHIBITS SPECIFICALLY INCORPORATED BY REFERENCE ARE AVAILABLE TO ANY PERSON, INCLUDING ANY BENEFICIAL OWNER, UPON REQUEST FROM INVESTOR RELATIONS, SMITH INTERNATIONAL, INC., 16740 HARDY STREET, P.O. BOX 60068, HOUSTON, TEXAS 77205, TELEPHONE NUMBER (281)433-3370. TO ENSURE TIMELY DELIVERY OF THESE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY APRIL 16, 1998.

     The following documents, which have been filed previously by Smith (Commission File No. 1-8514) with the Commission pursuant to the Exchange Act are hereby incorporated herein by reference:

          (a) Annual Report on Form 10-K for the fiscal year ended December 31, 1996;

          (b) Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997, June 30, 1997 and September 30, 1997; and

          (c) Current Report on Form 8-K dated March 6, 1998.

     All documents and reports filed by Smith pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Proxy Statement/Prospectus and prior to the date of the Special Meeting shall be deemed to be incorporated by reference herein and to be a part hereof from the respective dates of filing of such documents or reports. All information appearing in this Proxy Statement/Prospectus or in any document incorporated herein by reference is not necessarily complete and is qualified in its entirety by the information and financial statements (including notes thereto) appearing in the documents incorporated herein by reference and should be read together with such information and documents.

     Any statement contained herein or in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement/Prospectus to the extent that a statement contained herein (or in any subsequently filed document which also is or is deemed to be incorporated by reference herein) modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part of this Proxy Statement/ Prospectus except as so modified or superseded.

     Smith hereby undertakes to provide, without charge, to each person, including any beneficial owner of Wilson Common Stock, to whom a copy of this Proxy Statement/Prospectus has been delivered, upon the written or oral request of any such person, a copy of any and all of the documents indicated above which have been or may be incorporated herein by reference, other than exhibits to such documents, unless such exhibits are specifically incorporated herein by reference. Requests for such documents should be directed to the party indicated above.

     No person is authorized to give any information or to make any representation not contained in this Proxy Statement/Prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized. This Proxy Statement/Prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, any of the securities offered by this Proxy Statement/Prospectus, or the solicitation of a proxy, in any jurisdiction in which, or to any person to whom, it is unlawful to make such offer or solicitation of an offer or proxy solicitation. Neither the delivery of this Proxy Statement/Prospectus nor any distribution of the securities offered hereby shall, under any circumstances, create any implication that the information contained herein is correct as of any time subsequent to the date hereof or that there has been no change in the affairs of Smith or Wilson since the date hereof.

                           FORWARD-LOOKING STATEMENTS

     This Proxy Statement/Prospectus includes and incorporates by reference forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements relate to, among other matters, analyses, including opinions from independent financial advisors to the Board of Directors of Wilson as to the fairness, from a financial point of view, of the Merger to the shareholders of Wilson, which are based on forecasts of future results and estimates of amounts not yet determinable. Such forward-looking statements also relate to the future prospects, developments and business strategies for the operations of Smith and Wilson and the synergies that are possible from the Merger. These forward-looking statements are identified by their use of terms and phrases such as "anticipate," "believe," "expect," "plan," intend," "estimate," "project," "will," "could," "may," "predict," and similar terms and phrases and are contained in sections entitled "Summary," "Risk Factors," "The Merger," "Information Concerning Wilson" and other sections of this Proxy Statement/Prospectus and in the documents incorporated herein by reference. These statements involve risks and uncertainties that may cause actual future activities and results of operations to be materially different from those suggested or described in this Proxy Statement/Prospectus. These risks include changes in the level of petroleum industry exploration and production expenditures, which may in turn be influenced by the price of and demand for crude oil and natural gas, the policies of the Organization of Petroleum Exporting Countries, worldwide economic conditions and other market factors, political instability in foreign counties in which Smith and Wilson operate, currency fluctuations and controls, increased competition in Smith's and Wilson's markets, governmental restrictions affecting oil and gas exploration, the ability of Smith to integrate and realize anticipated synergies relating to the Merger, dependence on current managements, the ability of Smith to achieve and execute internal business plans, and the impact of any economic downturns and inflation. These risks are more specifically described in Smith's Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, which are incorporated herein by reference, and in the section entitled "Risk Factors." Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those expected, estimated or projected.

                               TABLE OF CONTENTS

AVAILABLE INFORMATION.......................................   ii
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.............   ii
FORWARD-LOOKING STATEMENTS..................................  iii
SUMMARY.....................................................    1
  The Companies.............................................    1
  Date, Place and Purpose of the Wilson Special Meeting.....    2
  The Merger................................................    2
  Market Price and Dividend Information.....................    7
  Smith Selected Historical Financial Information...........    8
  Wilson Selected Historical Financial Information..........    9
  Smith Restated and Pro Forma Financial Information........   10
  Comparative Per Share Data................................   11
  Recent Developments.......................................   12
RISK FACTORS................................................   13
THE WILSON SPECIAL MEETING..................................   15
  General...................................................   15
  Matter to be Considered...................................   15
  Record Date; Shares Entitled to Vote; Quorum..............   15
  Votes Required; Voting and Revocation of Proxies; Effect
     of Abstentions and Non-Votes...........................   15
  Solicitation of Proxies...................................   16
THE MERGER..................................................   16
  General Description of the Merger.........................   16
  Background................................................   17
  Recommendation of Wilson's Board of Directors; Reasons for
     the Merger.............................................   17
  Opinion of Wilson's Financial Advisor.....................   18
  Accounting Treatment......................................   21
  Certain Federal Income Tax Consequences...................   21
  Regulatory Approvals......................................   22
  Resales of Smith Common Stock.............................   22
  NYSE Listing of Common Stock..............................   23
  Dissenters' Rights........................................   23
CERTAIN TERMS OF THE MERGER.................................   24
  Conversion of Securities..................................   24
  Conditions to the Merger..................................   25
  Representations and Warranties............................   27
  Certain Covenants.........................................   27
  No Solicitation of Acquisition Proposals..................   28
  Termination...............................................   29
  Expenses and Termination Fee..............................   29
  Indemnification...........................................   30
  Amendment and Waiver......................................   30
  Additional Agreements.....................................   31
  Employee Matters..........................................   32
  Registration Rights Agreement.............................   32
RESTATED AND PRO FORMA CONDENSED FINANCIAL STATEMENTS.......   34

DESCRIPTION OF SMITH CAPITAL STOCK.........................................................................          42
  Common Stock.............................................................................................          42
  Preferred Stock..........................................................................................          42
  Stockholder Rights Plan; Certain Other Anti-takeover Provisions..........................................          43
  Transfer Agent and Registrar.............................................................................          45
COMPARISON OF STOCKHOLDER RIGHTS...........................................................................          45
  Voting Rights............................................................................................          45
  Amendments to Charter and Bylaws.........................................................................          46
  Board of Directors.......................................................................................          46
  Quorum Required for Directors Meeting....................................................................          47
  Removal of Directors.....................................................................................          47
  Newly Created Directorships and Vacancies................................................................          47
  Stockholder Proposals....................................................................................          47
  Special Meetings of Stockholders.........................................................................          48
  Action by Written Consent................................................................................          48
  Vote Required for Merger.................................................................................          49
  Vote Required for Sale of Assets.........................................................................          49
  Business Combinations....................................................................................          50
  Stockholder Rights Plan..................................................................................          51
  Preemptive Rights; Cumulative Voting.....................................................................          51
  Supermajority Voting Provisions..........................................................................          51
  Dissenters' Rights.......................................................................................          51
  Limitations on Director Liability........................................................................          52
  Indemnification..........................................................................................          52
  Dividends................................................................................................          53
MARKET PRICE OF COMMON STOCK AND DIVIDEND INFORMATION......................................................          54
INFORMATION CONCERNING WILSON..............................................................................          54
  Business of Wilson.......................................................................................          54
  Legal Proceedings........................................................................................          56
  Market for Wilson Common Stock...........................................................................          56
  Selected Financial Data..................................................................................          58
  Management's Discussion and Analysis of Financial Condition and Results of Operations....................          59
  Security Ownership of Certain Beneficial Owners of Wilson................................................          64
  Security Ownership of Management of Wilson...............................................................          65
  Transactions with Certain Persons........................................................................          65
LEGAL MATTERS..............................................................................................          66
EXPERTS....................................................................................................          66
INDEX TO FINANCIAL STATEMENTS..............................................................................         F-1
APPENDIX A -- Merger Agreement
APPENDIX B -- Fairness Opinion of Morgan Stanley & Co. Incorporated
APPENDIX C -- Articles 5.11 through 5.13 of the Texas Business Corporation Act
                    (Dissenters' Rights)

                                    SUMMARY

     The following is a summary of certain information contained elsewhere in this Proxy Statement/ Prospectus. Reference is made to, and this Summary is qualified in its entirety by, the more detailed information included elsewhere or incorporated by reference in this Proxy Statement/Prospectus. Shareholders are urged to read this Proxy Statement/Prospectus and the Appendices hereto in their entirety. As used in this Proxy Statement/Prospectus, unless the context otherwise requires, the term "Smith" means Smith International, Inc. and its consolidated subsidiaries and the term "Wilson" means Wilson Industries, Inc. and its consolidated subsidiaries. Certain capitalized terms used in this summary are defined elsewhere in this Proxy Statement/Prospectus.

                                 THE COMPANIES

SMITH INTERNATIONAL,
INC........................  Smith is a leading worldwide supplier of premium products and services to the oil and gas exploration and production industry. Smith provides a comprehensive line of technologically-advanced products and engineering services, including drilling and completion fluid systems, solids control equipment, waste management services, three-cone drill bits, diamond drill bits, fishing services, drilling tools, underreamers, sidetracking systems and liner hangers. Smith operates through five business units which provide products and services throughout the world. Smith's business units are: (i) M-I Fluids which provides drilling and completion fluid systems and services;
                             (ii) M-I SWACO which provides solids control, pressure control and rig instrumentation equipment and waste management services; (iii) Smith Tool which manufactures and sells three-cone drill bits for use in the oil and gas industry and in mining operations; (iv) Smith Drilling & Completions which manufactures and markets products and services used in drilling, workover, well completion, fishing and well re-entry operations; and (v) Smith Diamond Technology which manufactures and markets shear drill bits featuring cutters made of polycrystalline diamond or natural diamond. Smith was incorporated in the State of California in January 1937 and reincorporated under Delaware law in May 1983. Smith's executive offices are headquartered at 16740 Hardy Street, Houston, Texas 77032 and its telephone number at that location is
                             (281)443-3370.

WILSON INDUSTRIES, INC.....  Wilson is a diversified supplier, servicer and manufacturer serving the international petroleum and petrochemical industries. Wilson also serves the industrial maintenance, repair and operation ("MRO") and engineering and construction markets in the United States. Wilson's operations are conducted through its principal operating division, Wilson Supply Company ("Wilson Supply"), and Wilson's wholly owned subsidiary, Houston Engineers, Inc. ("HE"). Wilson Supply operates an extensive network of supply branches, service centers and sales offices through which it markets pipe, valves, fittings and other capital and expendable maintenance products throughout the world, predominantly in the Western Hemisphere. HE is a worldwide supplier of downhole tools specializing in the design, development and manufacture of drilling and fishing tools. The principal executive offices of Wilson are located at 1301 Conti, Houston, Texas 77002, and its telephone at that location is (713)237-3700. See "Information Concerning Wilson -- Business of Wilson."

             DATE, PLACE AND PURPOSE OF THE WILSON SPECIAL MEETING

TIME, DATE AND PLACE.......  The Special Meeting of the Shareholders of Wilson
                             (the "Special Meeting") will be held on April 27, 1998 at 10:00 a.m., Houston time, at 1302 Conti, Houston, Texas 77002. See "The Wilson Special Meeting -- General."

PURPOSE....................  The purpose of the Special Meeting is to approve and adopt the Merger Agreement (the "Merger
                             Agreement") dated as of January 19, 1998 among Smith, Wilson and SII Acquisition Corp., a wholly owned Texas subsidiary of Smith ("Merger Sub"), and the Merger of Merger Sub with and into Wilson (the "Merger"). See "The Wilson Special
                             Meeting -- Matter to be Considered."

VOTE REQUIRED..............  Approval of the Merger Agreement requires the affirmative vote of at least two-thirds of the outstanding shares of Wilson Common Stock. No approval by the holders of outstanding shares of Smith Common Stock is required to approve the Merger Agreement or the Merger. See "The Wilson Special Meeting -- Votes Required; Voting and Revocation of Proxies; Effect of Abstentions and Non-Votes."

RECORD DATE; SHARES
ENTITLED TO VOTE...........  Only holders of record of Wilson Common Stock at the close of business on March 12, 1998 (the
                             "Record Date") are entitled to notice of and to vote at the Special Meeting. On that date, there were 371,533 shares of Wilson Common Stock outstanding. Holders of Wilson Common Stock are entitled to one vote for each share held. See "The Wilson Special Meeting -- Record Date; Shares Entitled to Vote; Quorum."

SECURITY OWNERSHIP OF
  MANAGEMENT...............  Directors and executive officers of Wilson and their affiliates as of the Record Date beneficially owned approximately 37.80% of the outstanding shares of Wilson Common Stock. See "Information Concerning Wilson -- Security Ownership of Management of Wilson."

                                   THE MERGER

EFFECT OF THE MERGER.......  In the Merger, Merger Sub will merge with and into
                             Wilson. Wilson will be the surviving entity of the Merger (the "Surviving Corporation") and will become a direct wholly owned subsidiary of Smith. See "The Merger -- General Description of the Merger."

CONVERSION OF WILSON COMMON
  STOCK....................  In the Merger, each share of Wilson Common Stock will be converted into the right to receive 21.2633 shares of Smith Common Stock; Smith will issue an aggregate of 7,900,000 shares of Smith Common Stock in connection with the consummation of the Merger (the "Merger Consideration"). Cash will be paid in lieu of fractional shares. See "Certain Terms of the Merger -- Conversion of Securities."

WILSON'S REASONS FOR THE
  MERGER...................  Wilson's Board of Directors (the "Wilson Board")
                             believes the Merger will, among other things, provide the shareholders of Wilson with a more diversified and liquid investment in a transaction that is nontaxable for federal income tax purposes. See "The Merger -- Recommendation of

                             Wilson's Board of Directors; Reasons for the
                             Merger" and "-- Certain Federal Income Tax
                             Consequences."

RECOMMENDATION OF THE BOARD
OF DIRECTORS OF WILSON.....  The Wilson Board believes that the terms of the
                             Merger are fair to and in the best interests of Wilson and its shareholders and has unanimously approved the Merger Agreement and the transactions contemplated thereby. THE WILSON BOARD UNANIMOUSLY RECOMMENDS THAT THE WILSON SHAREHOLDERS VOTE FOR THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY. See "The
                             Merger -- Recommendation of Wilson's Board of Directors; Reasons for the Merger."

OPINION OF WILSON'S
FINANCIAL ADVISOR..........  Morgan Stanley & Co. Incorporated ("Morgan
                             Stanley") has delivered its written opinion dated January 21, 1998 (the "Fairness Opinion") to the Wilson Board to the effect that, as of the date of such opinion and subject to the factors, assumptions, qualifications and limitations set forth therein, the consideration to be received by the Wilson shareholders in the Merger is fair, from a financial point of view, to the Wilson shareholders. The Fairness Opinion was provided to the Wilson Board for its information only and does not address the merits of the underlying decision by Wilson to enter into the Merger, nor does it constitute a recommendation as to how any holder of Wilson Common Stock should vote on the Merger. See "The Merger -- Opinion of Wilson's Financial Advisor." For information on the assumptions made, matters considered and the qualifications and limitations on the review by Morgan Stanley, see "The Merger -- Opinion of Wilson's Financial Advisor." Shareholders of Wilson are urged to read the Fairness Opinion in its entirety, a copy of which is attached as Appendix B to this Proxy Statement/Prospectus.

EFFECTIVE TIME OF THE
MERGER.....................  Unless otherwise agreed to by the parties, the closing of the Merger (the "Closing") will occur as soon as practicable (and in no event more than three business days) after satisfaction or waiver of the conditions set forth in the Merger Agreement. The Merger will become effective upon issuance of a Certificate of Merger by the Secretary of State of the State of Texas or at such other time specified in the Articles of Merger as the effective time (the "Effective Time"). See "The Merger -- General Description of the Merger."

MANAGEMENT OF WILSON AFTER
THE MERGER.................  The directors and officers of Wilson immediately prior to the Effective Time shall be the initial directors and officers of the Surviving Corporation, and such directors and officers shall hold office in accordance with the articles of incorporation and bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified. It is anticipated that shortly after the Effective Time, Smith, as sole shareholder of the Surviving Corporation, will elect a new slate of directors. In addition, it is likely that there will be changes in the persons currently serving as officers of Wilson.

CONDITIONS TO THE MERGER...  The obligations of Wilson and Smith to consummate the Merger are subject to certain conditions, including: (i) the approval of the holders of at least two-thirds of the outstanding shares of Wilson Common Stock;

                             (ii) the favorable opinion of counsel to both Wilson and Smith that the Merger will qualify as a tax-free reorganization; (iii) the qualification of the Merger for "pooling-of-interests" accounting treatment; and (iv) other conditions customary for transactions of this nature. See "Certain Terms of the Merger -- Conditions to the Merger."

REGULATORY MATTERS.........  Consummation of the Merger is conditioned on the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), which waiting period was terminated on March 9, 1998. No material federal or state regulatory approvals are required in order to consummate the Merger. See "The Merger -- Regulatory Approvals."

NO SOLICITATION............  The Merger Agreement provides that neither Wilson nor any of its subsidiaries shall, and each of them shall not permit any of its officers, directors, employees, agents or representatives to (i) directly or indirectly, solicit or encourage any inquiry, proposal or offer (including, without limitation, any proposal or offer to its shareholders) with respect to a merger, acquisition, consolidation or similar transaction involving, or any purchase of 10% or more of the assets on a consolidated basis or 10% or more of the capital stock of, Wilson; (ii) enter into any agreement with respect to any such acquisition proposal; (iii) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, the making of any proposal that constitutes, or may reasonably be expected to lead to, or to endorse, any such acquisition proposal; (iv) engage in any negotiations concerning such an acquisition proposal; or (v) directly or indirectly, enter into any agreement to, or make any public announcement by or on behalf of Wilson of a plan or intention to do any of the foregoing. Notwithstanding the foregoing, Wilson may, in response to an unsolicited written acquisition proposal, furnish confidential or non-public information concerning its business, properties or assets to a financially capable corporation, partnership, person or other entity or group and negotiate with such potential acquiror if the Wilson Board in good faith concludes that such acquisition proposal would result in a transaction more favorable to Wilson's shareholders than the Merger and based upon advice of its outside legal counsel, the Wilson Board determines in good faith that the failure to provide such confidential or non-public information to such potential acquiror would constitute a breach of its fiduciary duty to its shareholders. See "Certain Terms of the Merger -- No Solicitation of Acquisition Proposals."

TERMINATION................  The Merger Agreement may be terminated and the transactions contemplated thereby may be abandoned at any time prior to the Closing Date: (i) by mutual written consent executed by either party;
                             (ii) by either party if (a) since the date of the Merger Agreement there has been a material adverse change in the other party, or (b) there is an inaccuracy or breach of any representation, warranty or covenant of the other party set forth in the Merger Agreement which breach has not been cured within 30 days following receipt by the other party of notice of such breach and which breach results in or can reasonably be anticipated to result in a material adverse effect; (iii) by either party if the Closing Date shall not have occurred, other than through the failure of any such party to fulfill its obligations under the Merger Agreement, on or before the expiration of 120 days from the date of the Merger Agreement or such later date agreed to in writing by the parties; (iv) by either party if any court of competent jurisdiction shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement and such order, decree, ruling or other action shall have been final and nonappealable; (v) by either party if the Merger Agreement shall not have been approved or adopted by the shareholders of Wilson; or (vi) by either party if Wilson receives a superior acquisition proposal after the expiration of two business days following written notice to Smith by Wilson of its intention to accept and pursue such superior proposal and terminate the Merger Agreement. See "Certain Terms of the Merger -- Termination."

EXPENSES; TERMINATION
FEE........................  Except as set forth below, Smith and Wilson will each pay their own costs and expenses in connection with the transactions contemplated by the Merger. The Merger Agreement provides that Wilson will pay Smith a termination fee of $20 million within five days after receipt of notice from Wilson of its intention to accept and pursue a superior acquisition proposal and terminate the Merger Agreement, which fee is intended, among other things, to compensate Smith for its costs, including lost opportunity costs, if the Merger is not consummated as a result of certain actions or inactions by Wilson. See "Certain Terms of the Merger -- Expenses and Termination Fee."

INDEMNIFICATION............  The Merger Agreement provides all rights to indemnification existing in favor of the present or former directors, officers, employees and agents of Wilson, or any of its subsidiaries, as provided in Wilson's or any subsidiaries' organizational documents and the indemnification agreement with such person as in effect as of the date of the Merger Agreement with respect to matters occurring at or prior to the Effective Time shall survive the Merger and shall continue in full force and effect and without modification for a period of not less than the statutes of limitation applicable to such matters. Without limiting the foregoing, Wilson shall, and after the Effective Time, the Surviving Corporation or Smith shall, periodically advance expenses as incurred with respect to the foregoing to the fullest extent permitted under applicable law; provided, however, that the person to whom the expenses are advanced provides an undertaking to repay such advance if it is ultimately determined that such person is not entitled to indemnification. The Merger Agreement further provides that after the Effective Time, Smith shall, to the fullest extent permitted under applicable law, indemnify and hold harmless each of the present or former directors, officers, employees and agents of Wilson or any of its subsidiaries against any costs or expenses (including attorneys' fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of, relating to, or in connection with any action or omission occurring or alleged to have occurred prior to the Effective Time or arising out of or pertaining to the transactions contemplated by the Merger Agreement, and to advance expenses in connection with the foregoing. See "Certain Terms of the Merger -- Indemnification."

AMENDMENT AND WAIVER.......  The Merger Agreement may be amended, modified, terminated, rescinded or supplemented only by written agreement of Wilson, Smith and Merger Sub. Any failure of a party to comply with any obligation, covenant, agreement or condition in the Merger Agreement may be waived by the party affected thereby only by a written instrument signed by the party granting such waiver. No waiver, or failure to insist upon strict compliance, by any party of any condition or any breach of any obligation, term, covenant, representation, warranty or agreement contained in the Merger Agreement, in any one or more instances, shall be construed to be a waiver of, or estoppel with respect to, any other condition or any other breach of the same or any other obligation, term, covenant, representation, warranty or agreement. See "Certain Terms of the Merger -- Amendment and Waiver."

DISSENTERS' RIGHTS.........  Under the provisions of the Texas Business
                             Corporation Act (the "TBCA"), record holders of Wilson Common Stock will be entitled to exercise dissenters' rights with respect to the Merger. See "The Merger -- Dissenters' Rights." Shareholders of Wilson are urged to read Articles 5.11 through 5.13 of the TBCA, a copy of which is attached as Appendix C to this Proxy Statement/Prospectus.

ACCOUNTING TREATMENT.......  The Merger is intended to qualify as a "pooling of interests" for accounting and financial reporting purposes. See "The Merger -- Accounting Treatment."

CERTAIN FEDERAL INCOME TAX
  CONSEQUENCES.............  As a condition to the consummation of the Merger,
                             Smith and Wilson will each receive an opinion of their respective counsel to the effect that the Merger will be treated for United States federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code").

BOARD OF DIRECTORS OF SMITH
  FOLLOWING THE MERGER.....  As of the Effective Time, Smith shall appoint
                             Wallace S. Wilson, Wilson's Chairman of the Board, as a Class I director of Smith with a term expiring in 1999. See "Certain Terms of the
                             Merger -- Additional Agreements."

COMPARISON OF STOCKHOLDER
  RIGHTS...................  The rights of shareholders of Wilson are currently governed by the TBCA, the Restated Articles of Incorporation of Wilson, as amended (the "Wilson Articles"), and the Bylaws of Wilson (the "Wilson Bylaws"). Upon consummation of the Merger, Wilson shareholders who receive Smith Common Stock will become stockholders of Smith and their rights will be governed by the Delaware General Corporation Law (the "DGCL"), the Restated Certificate of Incorporation of Smith (the "Smith Charter") and the Restated Bylaws of Smith (the "Smith Bylaws"), which differ in certain respects from the TBCA, the Wilson Articles and the Wilson Bylaws. See "Comparison of Stockholder Rights."

RESTRICTIONS ON RESALE OF
  SECURITIES ISSUED IN THE
  MERGER...................  Shares of Smith Common Stock issued in the Merger will be freely transferable, except shares issued to persons who may be deemed "affiliates" of Wilson. See "The Merger -- Resales of Smith Common Stock."

REGISTRATION RIGHTS........  Certain shareholders of Wilson will have the right to request Smith to register for resale under the Securities Act of 1933, as amended (the "Securities Act"), those shares issued to such shareholders in the Merger. Although shares of Smith Common Stock issued to such shareholders are registered hereby, such shares may be subject to certain resale restrictions under Rules 144 and 145 of the Securities Act. See "The Merger -- Resales of Smith Common Stock" and "Certain Terms of the
                             Merger -- Registration Rights Agreement."

                     MARKET PRICE AND DIVIDEND INFORMATION

     Smith Common Stock is traded on the New York Stock Exchange, Inc. (the "NYSE") and the Pacific Stock Exchange under the symbol "SII." The following table sets forth the high and low sales prices of Smith Common Stock for the calendar quarters indicated, as reported in The Wall Street Journal's NYSE Composite Transactions Reports.

                               SMITH COMMON STOCK

                                                                   MARKET PRICE
                                                              ----------------------
                  YEAR ENDED DECEMBER 31,                       HIGH          LOW
                  -----------------------                       ----          ---
1998
First Quarter (through March 9, 1998).......................    $62           $46 1/4
1997
First Quarter...............................................     49 1/2        38 1/2
Second Quarter..............................................     61 3/4        42 5/8
Third Quarter...............................................     81            60 3/4
Fourth Quarter..............................................     87 7/8        53 5/8
1996
First Quarter...............................................     25 1/2        19 7/8
Second Quarter..............................................     33 3/8        24 3/8
Third Quarter...............................................     36 5/8        29 3/8
Fourth Quarter..............................................     48            35 1/4

     On January 16, 1998, the last trading day prior to the public announcement of the Merger, the closing sale price of Smith Common Stock as reported by the NYSE was $52 7/8 per share. On March 9, 1998, the closing sale price per share of Smith Common Stock was $54 9/16.

     Smith has not paid dividends on Smith Common Stock since the first quarter of 1986 and does not currently intend to pay any cash dividends in the foreseeable future. The determination of the amount of future cash dividends to be declared and paid on Smith Common Stock, if any, will depend upon Smith's financial condition, earnings and cash flow from operations, the level of its capital expenditures, its future business prospects and other factors that the Board of Directors of Smith (the "Smith Board") deems relevant. In addition, Smith's debt agreements contain covenants restricting the payment of cash dividends to Smith's common stockholders based on net earnings and operating cash flow formulas as defined therein.

     Following the Merger, shares of Smith Common Stock will continue to be traded on the NYSE and the Pacific Stock Exchange under the symbol "SII."

     Shareholders are advised to obtain current market quotations for Smith Common Stock. No assurance can be given as to the market price of Smith Common Stock at or after consummation of the Merger.

     There is no active trading market for Wilson Common Stock. For information concerning dividends paid by Wilson, see "Information Concerning
Wilson -- Market for Wilson Common Stock."

                SMITH SELECTED HISTORICAL FINANCIAL INFORMATION

     The following selected financial information for each of the five years in the period ended December 31, 1996 has been derived from the audited consolidated financial statements of Smith. The selected financial data for the nine months ended September 30, 1996 and 1997 have been derived from the unaudited consolidated financial statements of Smith and include all adjustments (consisting only of normal recurring adjustments) that management considers necessary for a fair presentation of the interim periods. Results for the interim periods are not necessarily indicative of results for the full year. The financial information set forth below should be read in conjunction with the historical consolidated financial statements of Smith, the related notes and other financial information incorporated by reference in this Proxy Statement/Prospectus. See "Incorporation of Certain Documents by Reference."

                           SMITH INTERNATIONAL, INC.
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                                  NINE MONTHS
                                                 YEARS ENDED DECEMBER 31,                     ENDED SEPTEMBER 30,
                                ----------------------------------------------------------   ---------------------
                                  1992         1993       1994(1)      1995        1996        1996        1997
                                --------     --------     --------   --------   ----------   --------   ----------
STATEMENT OF OPERATIONS DATA:
Revenues......................  $210,669     $220,712     $653,901   $874,544   $1,156,658   $819,749   $1,137,276
Gross profit..................    71,535       79,963      221,274    292,540      392,062    274,630      394,499
Income (loss) before interest
  and taxes...................    10,260       (1,325)(2)   60,104     86,248      132,520     90,121      153,940
Income(loss) from continuing
  operations..................     1,164       (3,995)      35,879     45,592       64,444     44,533       72,306
Net income (loss).............  $ (1,811)(3) $ 68,328(4)  $ 35,879   $ 45,592   $   64,444   $ 44,533   $   72,306
Income (loss) per share from
  continuing operations.......  $  (0.02)    $  (0.13)    $   0.92   $   1.16   $     1.62   $   1.12   $     1.80
OTHER DATA:
Depreciation and
  amortization................  $ 22,737     $ 11,600     $ 21,802   $ 25,540   $   31,601   $ 23,188   $   33,875
Capital expenditures,
  net(5)......................    14,912        8,100       13,705     25,084       61,247     41,415       51,744
BALANCE SHEET DATA:
Current assets................  $296,224     $262,562     $421,596   $485,291   $  665,277   $618,429   $  766,143
Total assets..................   370,482      348,486      619,780    702,844    1,074,582    973,625    1,254,053
Current liabilities...........   167,752       80,070      164,247    185,289      300,501    215,071      315,833
Long-term debt................    46,000       46,000      115,000    117,238      228,443    243,768      277,517
Shareholders' equity..........   149,785      214,466      253,121    300,886      368,536    346,626      438,333

---------------

(1) On February 28, 1994, Smith acquired a 64% interest in M-I LLC from Dresser Industries, Inc. in exchange for consideration of $160.0 million.

(2) In September 1993, Smith agreed to settle a class action civil lawsuit which alleged violations of Section 1 of the Sherman Act. The loss from continuing operations includes a $19.9 million charge related to the cost of settlement, related legal fees and other costs and expenses.

(3) Net loss for 1992 includes a $3.0 million loss from discontinued operations.

(4) Net income for 1993 includes a $1.3 million charge related to the effect of a change in accounting principle and a $73.6 million gain associated with the sale of discontinued operations.

(5) Capital expenditures are presented net of any proceeds arising from lost-in-hole sales and sales of fixed asset equipment replaced.

                WILSON SELECTED HISTORICAL FINANCIAL INFORMATION

     The following selected financial information for each of the five years in the period ended December 31, 1996 has been derived from the audited consolidated financial statements of Wilson. The selected financial data for the nine months ended September 30, 1996 and 1997 have been derived from the unaudited consolidated financial statements of Wilson and include all adjustments (consisting only of normal recurring adjustments) that Wilson management considers necessary for a fair presentation of the interim periods. Results for the interim periods are not necessarily indicative of results for the full year. The financial information set forth below should be read in conjunction with the historical consolidated financial statements of Wilson, the related notes and other financial information set forth in this Proxy Statement/Prospectus.

                            WILSON INDUSTRIES, INC.
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                                NINE MONTHS
                                                 YEARS ENDED DECEMBER 31,                   ENDED SEPTEMBER 30,
                                  -------------------------------------------------------   -------------------
                                    1992         1993       1994       1995        1996       1996       1997
                                  --------     --------   --------   --------    --------   --------   --------
STATEMENT OF OPERATIONS DATA:
Net sales.......................  $285,327     $370,954   $369,503   $395,934    $495,248   $360,124   $442,800
Gross profit....................    50,767       70,180     68,933     70,554      89,286     64,808     82,920
Income (loss) before interest
  and taxes.....................      (802)       9,670      8,430      6,214      16,002     10,992     21,239
Income (loss) from continuing
  operations....................      (623)       5,889      4,188      3,496       8,853      6,022     13,019
Net income (loss)...............  $   (354)(1) $  5,889   $  4,188   $    232(2) $  8,853   $  6,022   $ 13,019
Income (loss) per share from
  continuing operations.........  $  (1.61)    $  15.33   $  10.95   $   9.15    $  23.31   $  15.80   $  34.69
Dividends declared and paid.....       348          230        383        382         380        295        282
OTHER DATA:
Depreciation and amortization...  $  6,092     $  5,797   $  6,539   $  7,847    $  9,347   $  5,940   $  7,445
Capital expenditures, net(3)....     7,017        4,911      9,790      8,675      13,295      7,926     21,848
BALANCE SHEET DATA:
Current assets..................  $ 94,939     $118,753   $126,775   $147,980    $176,845   $146,207   $190,554
Total assets....................   118,889      140,798    154,056    178,293     212,680    177,972    243,644
Current liabilities.............    40,428       52,118     52,307     67,705      88,263     59,036     75,680
Long-term debt..................    10,100       14,900     22,700     26,900      32,197     32,251     64,302
Stockholders' equity............    67,943       72,114     76,652     75,885      85,657     81,096     97,118

------------------

(1) Net loss for 1992 includes an extraordinary tax credit of $269.

(2) Net income for 1995 includes a $3,264 charge (net of tax benefit of $1,681) for the cumulative effect of change in accounting for postretirement benefits.

(3) Capital expenditures are presented net of any proceeds arising from sales of fixed asset equipment replaced.

               SMITH RESTATED AND PRO FORMA FINANCIAL INFORMATION
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

     The following Restated and Pro Forma Financial Information for the periods presented is based upon the historical financial statements of Smith and Wilson, giving effect to the Merger under the "pooling-of-interests" method of accounting and assumptions that Smith management believes are reasonable under the circumstances. The Restated and Pro Forma Financial Information should be read in conjunction with the Restated and Pro Forma Condensed Financial Statements and the related notes, and the financial statements of Smith and Wilson included or incorporated by reference in this Proxy Statement/Prospectus.

                                                                                         NINE
                                                                                        MONTHS
                                                  YEARS ENDED DECEMBER 31,               ENDED
                                           --------------------------------------    SEPTEMBER 30,
                                              1994          1995          1996           1997
                                           ----------    ----------    ----------    -------------
STATEMENT OF OPERATIONS DATA:
Revenues...............................    $1,023,404    $1,270,478    $1,651,906     $1,580,076
Gross profit...........................       290,207       363,094       481,348        477,419
Income before interest and taxes.......        68,534        92,462       148,522        175,179
Income from continuing operations......        40,067        49,088        73,297         85,325
Income per share from continuing
  operations...........................    $     0.85    $     1.04    $     1.53     $     1.78
OTHER DATA:
Depreciation and amortization..........    $   28,341    $   33,387    $   40,948     $   41,320
Capital expenditures, net..............        23,495        33,759        74,542         73,592
BALANCE SHEET DATA:
Current assets.........................    $  548,371    $  633,271    $  842,122     $  956,697
Total assets...........................       773,836       881,137     1,287,262      1,497,697
Current liabilities....................       216,554       252,994       388,764        423,513
Long-term debt.........................       137,700       144,138       260,640        341,819
Shareholders' equity...................       326,509       376,771       454,193        503,527

                           COMPARATIVE PER SHARE DATA

     The following tables present comparative per share information for Smith and Wilson on a historical basis. It also includes per share information for Smith on a pro forma basis assuming that the Merger had been consummated and accounted for as a "pooling of interests" and for Wilson on an equivalent pro forma basis assuming a conversion ratio of 21.2633. The historical comparative per share data for each of the three years in the period ended December 31, 1996 has been derived from the audited consolidated financial statements of each of the companies. The financial information for the nine months ended September 30, 1997 is unaudited; however, the financial statements from which the per share data has been derived reflect all adjustments, consisting of normal recurring adjustments, which management of each respective company considers necessary for a fair presentation of the interim periods. The following data should be read in conjunction with the Smith and Wilson consolidated financial statements and related notes thereto included or incorporated by reference in this Proxy Statement/Prospectus.

                                                   YEARS ENDED DECEMBER 31,
                                                   -------------------------   NINE MONTHS ENDED
                                                    1994     1995     1996     SEPTEMBER 30, 1997
                                                   ------   ------   -------   ------------------
SMITH -- HISTORICAL
Book value per share.............................     N/R      N/R   $  9.33        $ 11.06
Income per share from continuing operations......  $ 0.92   $ 1.16      1.62           1.80
WILSON -- HISTORICAL
Book value per share.............................     N/R      N/R    227.86         263.73
Cash dividends declared per share................    1.00     1.00      1.00           0.75
Income per share from continuing operations......   10.95     9.15     23.31          34.69
SMITH -- PRO FORMA (UNAUDITED)
Book value per share.............................     N/R      N/R      9.58          10.59
Cash dividends declared per share................    0.01     0.01      0.01           0.01
Income per share from continuing operations......    0.85     1.04      1.53           1.78
WILSON -- EQUIVALENT PRO FORMA (UNAUDITED)(1)
Book value per share.............................     N/R      N/R    203.70         225.18
Cash dividends declared per share................    0.21     0.21      0.21           0.21
Income per share from continuing operations......   18.07    22.11     32.53          37.85

---------------

(1) The equivalent pro forma amounts were calculated by multiplying the Smith-Pro Forma per share data by the 21.2633 conversion rate. The conversion rate represents the number of shares of Smith Common Stock that a holder of Wilson Common Stock would receive for each share held.

N/R -- Not required.

                              RECENT DEVELOPMENTS

     On February 2, 1998, Smith announced fourth quarter 1997 net income of $30.0 million, or $0.75 per share on a diluted basis, compared with net income of $19.9 million, or $0.50 per share on a diluted basis, in the fourth quarter of 1996. Smith reported revenues of $425.9 million for the fourth quarter of 1997, a 26% increase over revenues of $336.9 million for the fourth quarter of 1996. For the year ended December 31, 1997, Smith reported net income of $102.4 million, or $2.55 per share on a diluted basis, on revenues of $1.6 billion compared to net income of $64.4 million, or $1.62 per share on a diluted basis, on revenues of $1.2 billion in the prior fiscal year. As of the date of the mailing of this Proxy Statement/Prospectus, consolidated financial statements for Smith for the year ended December 31, 1997 are not available. Such financial statements will be filed with the Commission by March 30, 1998.

     For the fourth quarter of 1997, Wilson reported net income of $6.0 million, or $16.10 per share, compared with net income of $2.8 million, or $7.52 per share, in the fourth quarter of 1996. Wilson reported net sales of $162.0 million for the fourth quarter of 1997, a 19.9% increase over net sales of $135.1 for the fourth quarter of 1996. For the year ended December 31, 1997, Wilson reported net income of $19.0 million, or $50.74 per share, on net sales of $604.8 million, compared to net income of $8.9 million, or $23.30 per share, on net sales of $495.2 million in the prior fiscal year. As of the date of the mailing of this Proxy Statement/Prospectus, consolidated financial statements of Wilson for the year ended December 31, 1997 are not available.

                                  RISK FACTORS

     This Proxy Statement/Prospectus includes forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The words "anticipate," "believe," "expect," "plan," "intend," "estimate," "project," "will," "could," "may," "predict" and similar terms and phrases are intended to identify forward-looking statements. These statements involve risks and uncertainties that may cause actual future activities and results of operations to be materially different from those suggested or described in this Proxy Statement/Prospectus. These risks include changes in the level of petroleum industry exploration and production expenditures, which may in turn be influenced by the price of and demand for crude oil and natural gas, the policies of the Organization of Petroleum Exporting Countries ("OPEC"), worldwide economic conditions and other market factors, political instability in foreign counties in which Smith and Wilson operate, currency fluctuations and controls, increased competition in Smith's and Wilson's markets, governmental restrictions affecting oil and gas exploration, the ability of Smith to integrate and realize anticipated synergies relating to the Merger, dependence on current managements, the ability of Smith to achieve and execute internal business plans, and the impact of any economic downturns and inflation.

     IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROXY
STATEMENT/PROSPECTUS, SHAREHOLDERS OF WILSON SHOULD CAREFULLY CONSIDER THE FOLLOWING RISKS IN EVALUATING THE PROPOSAL TO BE VOTED ON AT THE SPECIAL MEETING AND IN EVALUATING AN INVESTMENT IN SMITH COMMON STOCK.

     Possible Dilution. Although Smith and Wilson believe that beneficial synergies will result from the Merger, there can be no assurance that the combining of the two companies' businesses, even if achieved in an efficient and effective manner, will result in increased earnings per share. See "Restated and Pro Forma Condensed Financial Statements."

     Share Price Fluctuations Through the Effective Time. The price of Smith Common Stock at the Effective Time may vary significantly from the price at the date of execution of the Merger Agreement, the date hereof or the date on which shareholders of Wilson vote on the Merger Agreement due to, among other factors, market perception of the synergies expected to be achieved by the Merger, changes in the business, operations or prospects of Smith or Wilson, market assessments of the likelihood that the Merger will be consummated and the timing thereof, and general market and economic conditions. Accordingly, shareholders of Wilson may receive shares of Smith Common Stock with a market value different from the value of such shares at the time the Merger was negotiated.

     Federal Income Tax Consequences and Continuity of Interest. One of the requirements for the Merger being treated as a "reorganization" that is generally tax free under the Code is that the "continuity of interest" requirement be met. Under this requirement, holders of Wilson Common Stock must intend, at the time of the Merger, to retain a portion of their Smith Common Stock, such that Wilson shareholders, as a group, have a significant equity interest in Smith after the Merger. If former Wilson shareholders should collectively sell in excess of 50% of the Smith Common Stock to be delivered at the Effective Time within a relatively short period after the Effective Time, for example one to two years, the Internal Revenue Service (the "Service") may successfully contend that this requirement is not met. In such event, the Merger would be a taxable transaction and former Wilson shareholders would recognize taxable gain or loss as of the date of the Merger based on the difference between the tax basis in their shares of Wilson Common Stock and the fair market value of Smith Common Stock received by them on that date (even if such fair market value declines after the Merger). It is anticipated that certain Wilson shareholders will execute certificates representing their intention, at the time of the Merger, to retain a sufficient portion of Smith Common Stock to be delivered to Wilson shareholders at the Effective Time to satisfy the "continuity of interest" requirement. Consummation of the Merger is conditioned upon there being delivered prior to the closing to each of Smith and Wilson an opinion of its respective counsel to the effect that the Merger will constitute a reorganization under Section 368(a) of the Code. Counsel for Smith and Wilson will rely on such "continuity of interest" certificates in rendering their respective tax opinions. See "The Merger -- Certain Federal Income Tax Consequences."

     Restrictions on Transfer of Shares of Smith Common Stock. Although shares of Smith Common Stock to be received by shareholders of Wilson in connection with the Merger have been registered under the Securities Act, such shares received by persons who are deemed to be "affiliates" (as that term is defined in Rule 144 under the Securities Act) of Wilson prior to the Merger may be resold by them only in transactions permitted by the resale provisions of Rule 145 under the Securities Act (or, in the case of such persons who become affiliates of Smith, Rule 144 under the Securities Act) or as otherwise permitted under the Securities Act. Additionally, under generally accepted accounting principles, the sale of Smith Common Stock or Wilson Common Stock by an affiliate of either Smith or Wilson within 30 days prior to the Effective Time or thereafter prior to the publication of financial results that include at least 30 days of combined operations of Smith and Wilson after the Effective Time could preclude "pooling-of-interests" accounting treatment of the Merger. Furthermore, as previously noted, if former shareholders of Wilson should collectively sell in excess of 50% of the Smith Common Stock to be delivered at the Effective Time within a relatively short period after the Effective Time, for example one to two years, the Service may seek to treat the Merger as a taxable transaction, requiring the former shareholders of Wilson to recognize taxable gain or loss as of the date of the Merger based on the difference between the tax basis in their shares of Wilson Common Stock and the fair market value of Smith Common Stock received by them on that date (even if such fair market value declines after the Merger). See "The Merger -- Resales of Smith Common Stock."

     Smith's Dependence on Oil and Gas Industry. Smith's business and operations are dependent on conditions in the oil and gas exploration and production industry. There can be no assurance that current levels of oil and gas exploration expenditures will be maintained or that demand for Smith's products and services will reflect the level of such expenditures. The level of exploration and development of oil and gas reserves is affected by both short-term and long-term trends in oil and gas prices which, in turn, are related to the demand for petroleum products and the current availability of oil and gas resources. In recent years, oil and gas prices have been volatile and have reacted to actual and perceived changes in demand and supply of oil and natural gas, domestic and worldwide economic conditions, policies of OPEC in setting and maintaining production levels and prices, the level of production by non-OPEC countries and political instabilities in oil producing countries. In this regard, there have been recent declines in the prevailing prices of oil and natural gas as well as uncertainties as to the effect of the recent economic downturn in Asia on world demand for oil. A significant or prolonged decline in future oil and gas prices likely would result in reduced exploration and development of oil and gas reserves and a decline in the demand for Smith's products. Such reduced activity could have a material adverse effect on Smith's financial condition and results of operations.

     Competition. Competition in the oilfield service and equipment segments of the oil and gas industry is intense and, in certain markets, is dominated by a small number of large competitors, some of which have greater financial and other resources than Smith. On February 26, 1998, Halliburton Company ("Halliburton") announced it had agreed to buy Dresser Industries, Inc. ("Dresser") in a transaction which is anticipated to close in the third or fourth quarter of this year. Part of Dresser's operations include Baroid Drilling Fluids ("Baroid"), a competitor of M-I LLC ("M-I"). It is unclear whether Halliburton will be required to sell its 36% interest in M-I, and if so, whether Smith will be able to buy Halliburton's interest in M-I on terms acceptable to Smith. If the Halliburton/Dresser acquisition is consummated and Halliburton disposes of its interest in M-I, Halliburton may compete through Baroid with a number of the services and products currently provided by M-I.

     Anti-Takeover Provisions of the Smith Charter and the Smith Bylaws. Certain provisions of the Smith Charter and the Smith Bylaws and the adoption by the Smith Board of a Stockholder Rights Plan could have the effect of making it more difficult for a third party to acquire, or discouraging a third party from acquiring, a majority of the outstanding capital stock of Smith and could make it more difficult to consummate certain types of transactions involving an actual or potential change in control of Smith, such as a merger, tender offer or proxy contest. See "Description of Smith Capital Stock -- Stockholder Rights Plan; Certain Other Anti-Takeover Provisions."

                           THE WILSON SPECIAL MEETING

GENERAL

     This Proxy Statement/Prospectus is being furnished in connection with the solicitation of proxies by the Wilson Board for use at the Special Meeting of Wilson shareholders to be held on April 27, 1998 at the time and place set forth in the accompanying notice and at any adjournments thereof.

MATTER TO BE CONSIDERED

     At the Special Meeting, the shareholders of Wilson will consider and vote upon a proposal to approve the Merger Agreement and the Merger.

     THE WILSON BOARD HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE MERGER AND RECOMMENDS THAT WILSON SHAREHOLDERS VOTE FOR APPROVAL OF THE MERGER AGREEMENT AND THE MERGER. SEE "THE MERGER -- BACKGROUND" AND "-- RECOMMENDATION OF WILSON'S BOARD OF DIRECTORS; REASONS FOR THE MERGER."

RECORD DATE; SHARES ENTITLED TO VOTE; QUORUM

     The Wilson Board has fixed the close of business on March 12, 1998 as the Record Date for determining holders entitled to notice of and to vote at the Special Meeting. As of the Record Date, there were 371,533 shares of Wilson Common Stock issued and outstanding, each of which entitles its holder to one vote. The presence, either in person or by proxy, of the holders of a majority of the issued and outstanding shares of Wilson Common Stock entitled to vote at the Special Meeting is necessary to constitute a quorum for the transaction of business at the Special Meeting.

VOTES REQUIRED; VOTING AND REVOCATION OF PROXIES; EFFECT OF ABSTENTIONS AND NON-VOTES

     Under Texas law, the affirmative vote of the holders of at least two-thirds of the outstanding shares of Wilson Common Stock is required for approval of the Merger Agreement and the Merger.

     All shares of Wilson Common Stock represented by properly executed proxies will, unless such proxies have been previously revoked, be voted in accordance with the instructions indicated in such proxies. IF NO INSTRUCTIONS ARE INDICATED, SUCH SHARES OF WILSON COMMON STOCK WILL BE VOTED FOR APPROVAL OF THE MERGER AGREEMENT AND THE MERGER. Wilson does not know of any matters other than approval of the Merger Agreement and the Merger that are to come before the Special Meeting. If any other matter or matters are properly presented for action at the Special Meeting, the persons named in the enclosed form of proxy will have the discretion to vote on such matters in accordance with their best judgment, unless such authorization is withheld. A shareholder who has given a proxy may revoke it at any time prior to its exercise by giving written notice of revocation to the Secretary of Wilson, by signing and returning a later dated proxy, or by voting in person at the Special Meeting. However, mere attendance at the Special Meeting will not in and of itself have the effect of revoking the proxy.

     Votes cast by proxy or in person at the Special Meeting will be tabulated by the election inspectors appointed for the Special Meeting and will determine whether or not a quorum is present. The election inspectors will treat abstentions as shares that are present and entitled to vote for purposes of determining the presence of a quorum but as unvoted for purposes of determining the approval of any matter submitted to the shareholders for a vote. The failure to submit a proxy or to vote at the Special Meeting will have the same effect as a vote against the Merger Agreement and the Merger.

     THE MATTER TO BE CONSIDERED AT THE SPECIAL MEETING IS OF GREAT IMPORTANCE TO THE SHAREHOLDERS OF WILSON. ACCORDINGLY, WILSON SHAREHOLDERS ARE URGED TO READ AND CAREFULLY CONSIDER THE INFORMATION PRESENTED IN THIS PROXY STATEMENT, AND TO COMPLETE, DATE, SIGN AND PROMPTLY RETURN THE ENCLOSED PROXY IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

SOLICITATION OF PROXIES

     Proxies will be solicited by mail, and may also be solicited personally, by telephone, facsimile transmission or other means by the directors, officers and employees of Wilson, with no special or extra compensation therefor, although such officers, directors and employees may be reimbursed for out-of-pocket expenses incurred in connection with the solicitation. Arrangements will also be made with custodians, nominees and fiduciaries for the forwarding of soliciting material to the beneficial owners of Wilson Common Stock held of record by such persons, and Wilson may reimburse such custodians, nominees and fiduciaries for reasonable out-of-pocket expenses that they incur in that regard. Expenses incurred in connection with the Merger, including those attributable to the solicitation of proxies, will be paid by the party to the Merger Agreement incurring the expense.

                                   THE MERGER

GENERAL DESCRIPTION OF THE MERGER

     General. The Merger Agreement provides that the Merger will be consummated if the required approval of the Wilson shareholders is obtained and all other conditions to the Merger are satisfied or waived. Upon consummation of the Merger, Merger Sub will be merged with and into Wilson, and Wilson will become a direct wholly owned subsidiary of Smith. Wilson shall continue as the Surviving Corporation and shall succeed to and assume all of the rights and obligations of Wilson and Merger Sub.

     Effective Time. On the Closing Date, or as soon as practicable thereafter, Wilson and Merger Sub will cause Articles of Merger to be filed with the Secretary of State of the State of Texas. The Merger will become effective upon the issuance of a Certificate of Merger by the Secretary of State of the State of Texas or at such other time specified in the Articles of Merger as the Effective Time.

     Articles of Incorporation and Bylaws. Pursuant to the Merger Agreement, the Wilson Articles and the Wilson Bylaws as in effect immediately prior to the Effective Time shall be the articles of incorporation and bylaws of the Surviving Corporation and thereafter shall continue to be its articles of incorporation and bylaws until amended as provided therein and under the TBCA.

     Directors and Officers. The directors and officers of Wilson immediately prior to the Effective Time shall be the initial directors and officers of the Surviving Corporation, and such directors and officers shall hold office in accordance with the articles of incorporation and bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified. It is anticipated that shortly after the Effective Time, Smith, as sole shareholder of the Surviving Corporation, will elect a new slate of directors. In addition, it is likely that there will be changes in the persons currently serving as officers of Wilson.

     Conversion of Wilson Common Stock and the Stock of Merger Sub in the Merger. At the Effective Time, each share of Wilson Common Stock issued and outstanding immediately prior to the Effective Time, with certain exceptions as set forth in the Merger Agreement, will be converted into the right to receive
21.2633 shares of Smith Common Stock. Each share of Wilson Common Stock held in the treasury of Wilson immediately prior to the Effective Time will be canceled and extinguished at the Effective Time without any conversion thereof and no payment shall be made with respect thereto. Each share of common stock, par value $1.00 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall at the Effective Time be converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation. Smith will issue an aggregate of 7,900,000 shares of Smith Common Stock in connection with the consummation of the Merger. Based upon the capitalization of Smith and Wilson as of March 6, 1998, the shareholders of Wilson will own approximately 16.38% of the outstanding Smith Common Stock following consummation of the Merger.

     Fractional Shares. No certificates representing fractional shares of Smith Common Stock will be issued in connection with the Merger. In lieu of any such fractional share, each Wilson shareholder who would otherwise have been entitled to a fractional share of Smith Common Stock will be paid an amount in cash equal to the value of such fractional share of Smith Common Stock based upon the closing price of one share of Smith Common Stock on the NYSE on the last trading day prior to the Effective Time. No interest shall be paid on such amount.

BACKGROUND

     In October 1997, Wilson engaged the investment banking firm of Morgan Stanley as financial advisor in connection with the possible sale of Wilson. In October and November 1997, Morgan Stanley contacted numerous parties, including Smith, to determine their respective interest in acquiring Wilson. Seven different parties executed confidentiality agreements with Wilson and were provided a copy of a confidential offering memorandum describing various aspects of Wilson's business. Smith executed a confidentiality agreement and was provided a copy of the offering memorandum on November 6, 1997. Certain parties were invited to visit Wilson's data room in December 1997, and to attend various meetings with members of Wilson's management. Smith visited Wilson's data room on December 15 and 16, 1997, during which time they commenced a preliminary due diligence investigation of Wilson.

     On January 13, 1998, Smith submitted a letter of proposal to acquire Wilson in exchange for shares of Smith Common Stock. The Smith proposal was accompanied by suggested changes to a draft Merger Agreement which had been previously prepared by Wilson's legal counsel and furnished to Smith. After exchanging clarifying information on January 14-16, 1998, Morgan Stanley notified Smith that Wilson was prepared to commence negotiations with Smith with a view to developing a mutually acceptable definitive merger agreement. Smith, Wilson and their respective financial and legal advisors commenced negotiating the terms of the Merger Agreement on January 16, 1998 and completed their negotiations on January 18, 1998. The Merger Agreement was signed on the afternoon of January 19, 1998 and was publicly announced on the morning of January 20, 1998. The Merger Agreement was unanimously approved by the Wilson Board on January 21, 1998 at which time Morgan Stanley delivered the Fairness Opinion. The Merger Agreement was unanimously approved by the Smith Board on January 22, 1998.

RECOMMENDATION OF WILSON'S BOARD OF DIRECTORS; REASONS FOR THE MERGER

     The Wilson Board believes that the terms of the Merger are fair to and in the best interests of Wilson and its shareholders and has unanimously approved the Merger Agreement and unanimously recommends its approval and adoption by Wilson's shareholders.

     In reaching its conclusion, the Wilson Board considered, among other factors:

     - Information concerning the financial performance and condition, business operations and prospects of each of Wilson and Smith.

     - Current industry, economic and market conditions, which have encouraged business combinations and other strategic alliances in the oil and gas service industry.

     - The structure of the transaction and the terms of the Merger Agreement.

     - The financial analysis and opinion of Morgan Stanley described below, including Morgan Stanley's conclusion that the consideration to be received in the Merger is fair, from a financial point of view, to the holders of Wilson Common Stock.

     - The expectation that the Merger will afford Wilson's shareholders the opportunity to receive Smith Common Stock in a transaction that is nontaxable for federal income tax purposes.

     - The greater liquidity provided by Smith Common Stock in contrast to that provided by Wilson Common Stock.

     - The ability of the Wilson Board to entertain superior unsolicited alternative proposals, negotiate and give information to third parties and, subject to the payment of a $20 million termination fee to Smith, terminate the Merger Agreement if the Wilson Board determines that any such action is necessary in order for the Wilson Board to act in a manner consistent with its fiduciary obligations under applicable law.

     In view of the variety of factors considered in connection with its evaluation of the Merger, the Wilson Board did not find it practicable or necessary to and did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the Wilson Board may have given different weights to different factors.

OPINION OF WILSON'S FINANCIAL ADVISOR

     Wilson retained Morgan Stanley to act as Wilson's financial advisor in connection with the Merger. On January 21, 1998, Morgan Stanley delivered its oral opinion to the Wilson Board (which was confirmed in writing later that day) that, as of such date and subject to certain considerations set forth in the written opinion, the consideration to be received by the holders of shares of Wilson Common Stock pursuant to the Merger Agreement was fair from a financial point of view to such holders.

     THE FULL TEXT OF THE FAIRNESS OPINION DATED JANUARY 21, 1998, WHICH SETS FORTH, AMONG OTHER THINGS, ASSUMPTIONS MADE, PROCEDURES FOLLOWED, MATTERS CONSIDERED, AND LIMITATIONS ON THE REVIEW UNDERTAKEN, IS ATTACHED AS APPENDIX B TO THIS PROXY STATEMENT/PROSPECTUS. WILSON SHAREHOLDERS ARE URGED TO, AND SHOULD, READ THE FAIRNESS OPINION CAREFULLY AND IN ITS ENTIRETY. THE FAIRNESS OPINION WAS PROVIDED TO THE WILSON BOARD AND IS DIRECTED ONLY TO THE FAIRNESS OF THE MERGER CONSIDERATION TO BE RECEIVED BY THE HOLDERS OF SHARES OF WILSON COMMON STOCK PURSUANT TO THE MERGER AGREEMENT, FROM A FINANCIAL POINT OF VIEW TO SUCH HOLDERS, AND IT DOES NOT ADDRESS ANY OTHER ASPECT OF THE MERGER. THE SUMMARY OF THE FAIRNESS OPINION SET FORTH IN THE PROXY STATEMENT/PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION.

     In connection with rendering its written opinion, Morgan Stanley, among other things: (i) reviewed certain publicly available financial statements and other information of Smith; (ii) reviewed certain internal financial statements and other financial and operating data concerning Wilson prepared by the management of Wilson; (iii) analyzed certain financial projections prepared by the management of Wilson; (iv) discussed the past and current operations and financial condition and the prospects of Wilson and Smith with senior executives of Wilson and Smith; (v) compared the financial performance of Wilson and Smith with that of certain other comparable publicly-traded companies; (vi) reviewed the pro forma impact of the Merger on Smith's earnings per share, cash flow, consolidated capitalization and financial ratios; (vii) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions; (viii) compared the financial performance of Wilson and Smith and the prices and trading activity of the Smith Common Stock with that of certain other comparable publicly-traded companies and their securities; (ix) participated in discussions and negotiations among representatives of Wilson and Smith and their financial and legal advisors; (x) reviewed the Merger Agreement and certain related documents; and (xi) performed such other analyses and considered such other factors as they have deemed appropriate.

     In rendering its opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by Morgan Stanley for the purposes of its opinion. With respect to the financial projections, Morgan Stanley assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of Wilson and Smith. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of Wilson or Smith, nor was Morgan Stanley furnished with any such appraisals. In addition, Morgan Stanley assumed the Merger would be consummated in accordance with the terms set forth in the Merger Agreement. The Fairness Opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of, the date of the opinion.

     The following is a brief summary of the financial analyses performed by Morgan Stanley and reviewed with the Wilson Board on January 21, 1998 in connection with the preparation of the Fairness Opinion and with its presentation to the Wilson Board on such date.

     Comparable Companies Analysis. As part of its analysis, Morgan Stanley compared certain financial information of Wilson with corresponding publicly available information of a group of seven publicly traded oil service companies that Morgan Stanley considered comparable in certain respects with Wilson (the "Comparables"). In performing its analysis, Morgan Stanley analyzed the relative value of Wilson by applying certain market trading multiples for the Comparables to the estimated financial performance for Wilson (as provided by the management of Wilson). Market information used in determining these multiples is as of market close on January 20, 1998. The primary market trading multiple used in the valuation analysis was market price to estimated earnings per share for 1998 (which was a range of 13.4x to 16.3x for the Comparables). Earnings per share estimates for the Comparables were based on First Call estimates as of January 20, 1998. First Call is a data service that monitors and publishes compilations of earnings estimates produced by selected research analysts regarding companies of interest to institutional shareholders. The implied range of values for Wilson Common Stock derived from the analysis of the Comparables' market price to 1998 estimated earnings per share ranged from approximately $370 million to $450 million.

     No company utilized as a comparison in the Comparables analysis is identical to Wilson or Smith. In evaluating the Comparables, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Wilson and Smith, such as the impact of competition on Wilson or Smith and the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of Wilson or Smith or the industry or in the financial markets in general. Mathematical analyses (such as determining the average or the median) is not in itself a meaningful method of using comparable company data.

     Precedent Transaction Analysis. Morgan Stanley performed an analysis of three precedent transactions ("Precedent Transactions") in the oilfield services industry in 1997 that Morgan Stanley deemed comparable to the Merger in order to calculate a valuation range for Wilson Common Stock. Multiples of Aggregate Value to earnings before interest, taxes, depreciation and amortization ("EBITDA") for the latest twelve months ("LTM") and market value of equity to LTM operating cash flow were applied to estimated 1997 EBITDA and operating cash flow for Wilson (as provided by management of Wilson) to yield a range of equity values for Wilson. Aggregate Value is defined as market value of equity plus total debt. The multiple range of Aggregate Value to LTM EBITDA for the Precedent Transactions was approximately 9x to 11x. The multiple range of market value of equity to LTM operating cash flow for the Precedent Transactions was approximately 12x to 14x. Such multiples were applied to estimated 1997 EBITDA and operating cash flow for Wilson to yield an implied range of values for Wilson Common Stock of approximately $357 million to $433 million.

     No transaction utilized as a comparison in the Precedent Transaction analysis is identical to the Merger. In evaluating the Precedent Transactions, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Wilson and Smith, such as the impact of competition on Wilson or Smith and the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of Wilson or Smith or the industry or in the financial markets in general. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using precedent transaction data.

     Discounted Cash Flow Analysis. Morgan Stanley performed a discounted cash flow analysis to calculate ranges of implied values for Wilson Supply (including Wilson Supply International (U.K.) Limited ("WSI")) and HE. Such implied values for Wilson's component businesses were combined to determine a range of implied values for Wilson. The analysis was performed based on financial projections for Wilson Supply and Houston Engineers developed by management of Wilson. Morgan Stanley utilized multiples of 2002 EBITDA ranging from 6.0x to 8.0x as the terminal value of Wilson Supply and discount rates ranging from 12.0% to 14.0%. Morgan Stanley utilized multiples of 2002 EBITDA ranging from 8.0x to 10.0x as the terminal value of Houston Engineers and discount rates ranging from 12.0% to 14.0%. The discounted cash flow analysis indicated a range of implied values for Wilson Common Stock of approximately $366 million to $456 million.

     Contribution Analysis. Morgan Stanley reviewed the pro forma effects of the Merger and computed the contribution to the combined company's pro forma financial results attributable to each of Wilson and Smith. The computation showed, among other things, that Wilson and Smith would contribute to the combined company approximately 18.3% and 81.7%, respectively, of book value as of September 30, 1997, and 17.5% and 82.5%, respectively, of 1997 estimated earnings as provided by management for Wilson and based on First

Call estimates for Smith and before inclusion of any estimates for cost savings or operational synergies. Morgan Stanley calculated that the consideration to be received by the holders of shares of Wilson Common Stock would result in an allocation between the holders of Wilson Common Stock and Smith Common Stock of pro forma ownership of the combined company equal to approximately 16.4% and 83.6%, respectively.

     Pro Forma Analysis of the Merger. Morgan Stanley compared the estimated 1998 earnings per share ("EPS") of Smith Common Stock (based on First Call estimates), on a stand-alone basis, to the estimated 1998 EPS of the common stock of the combined companies on a pro forma basis. Morgan Stanley performed this comparison under a scenario assuming the realization of the pre-tax cost savings and operational synergies projected by Smith's management. Based on such comparison, the proposed transaction would be moderately accretive to Smith's stockholders on an EPS basis in 1998.

     The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all its analyses as a whole and did not attribute any particular weight to any analysis or factor considered by it. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses, would create an incomplete view of the process underlying its opinion. In addition, Morgan Stanley may deem various assumptions more or less probable than other assumptions, so that the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley's view of the actual value of Wilson.

     In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Wilson and Smith. The analyses performed by Morgan Stanley are not necessarily indicative of actual values, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as part of Morgan Stanley's analysis of the fairness, from a financial point of view, of the consideration to be received by the holders of shares of Wilson Common Stock pursuant to the Merger Agreement and were conducted in connection with the delivery of the Fairness Opinion. The analyses do not purport to be appraisals or to reflect the prices at which Wilson might actually be sold.

     As described above, the Fairness Opinion and the information provided by Morgan Stanley to the Wilson Board were two of a number of factors taken into consideration by the Wilson Board in making its determination to recommend approval of the Merger. Consequently, the Morgan Stanley analyses described above should not be viewed as determinative of the opinion of the entire Wilson Board or the view of the management with respect to the value of Wilson. The consideration to be received by the holders of shares of Wilson Common Stock pursuant to the Merger Agreement was determined through negotiations between Wilson and its advisors and Smith, and was approved by the entire Wilson Board.

     The Wilson Board retained Morgan Stanley based upon its experience and expertise. Morgan Stanley is an internationally recognized investment banking and advisory firm. As part of its investment banking business, Morgan Stanley is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuation for estate, corporate and other purposes. Morgan Stanley makes a market in Smith Common Stock. In the ordinary course of its business, Morgan Stanley and its affiliates may actively trade the debt and equity securities and senior loans of Smith for their own account and for the accounts of customers and, accordingly may at times hold a long or short position in such securities. In the past, Morgan Stanley has provided financing services to Smith for which services Morgan Stanley received customary fees.

     Pursuant to a letter dated March 2, 1998, Wilson has agreed to pay Morgan
Stanley: (i) an advisory fee estimated to be between $100,000 and $150,000 which is payable if the Merger is not consummated and (ii) a transaction fee which is payable upon consummation of the transaction. Any advisory fee paid will be credited against the transaction fee. In addition, Wilson has agreed, among other things, to reimburse Morgan Stanley for all travel, legal and other expenses incurred in connection with the services provided by Morgan Stanley, and to indemnify and hold harmless Morgan Stanley and certain related parties from and against certain liabilities and expenses, which may include certain liabilities under the federal securities laws, in connection with its engagement.

ACCOUNTING TREATMENT

     The Merger will be accounted for using the "pooling-of-interests" method of accounting pursuant to Opinion No. 16 of the Accounting Principles Board. The "pooling-of-interests" method of accounting assumes that the combining companies have been merged from inception, and the historical financial statements for periods prior to consummation of the Merger are restated as though the companies had been combined from inception.

     The Merger is conditioned on Smith and Wilson each receiving a letter from Arthur Andersen LLP that the Merger is eligible to be accounted for as a "pooling of interests" under generally accepted accounting principles and applicable regulations of the Commission.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The following discussion is a general summary of certain federal income tax consequences of the Merger. This discussion is based upon provisions of the Code, existing regulations promulgated thereunder, judicial authorities and current rulings and administrative practice of the Service, in each case as in effect as of the date hereof and all of which are subject to change at any time, possibly with retroactive effect. For purposes of this discussion, it is assumed that shares of Wilson Common Stock are held as "capital assets" within the meaning of Section 1221 of the Code (i.e., property held for investment). This discussion does not address all aspects of federal income taxation that might be relevant to particular holders of Wilson Common Stock in light of their status or personal investment circumstances; nor does it discuss the consequences to such holders who are subject to special treatment under the federal income tax laws such as foreign persons, dealers in securities, regulated investment companies, life insurance companies, other financial institutions, tax-exempt organizations, pass-through entities, taxpayers who hold Wilson Common Stock as part of a "straddle," "hedge", or "conversion transaction" or who have a "functional currency" other than the United States dollar or to person who have received their Wilson Common Stock as compensation. Further, this discussion does not address the state, local or foreign tax consequences of the Merger. Holders of Wilson Common Stock are advised to consult their own tax advisers regarding the federal income tax consequences of the Merger in light of their personal circumstances and the consequence under state, local and foreign tax laws.

     The Merger is intended to qualify as a reorganization under Section 368(a) of the Code. It is a condition to the obligation of Smith to consummate the Merger that Smith shall have received from its counsel, Gardere Wynne Sewell & Riggs, L.L.P., an opinion to the effect that, for federal income tax purposes:
(i) the Merger will qualify as a "reorganization" within the meaning of Section 368(a) of the Code and (ii) no gain or loss will be recognized by Smith or Merger Sub as a result of the Merger. It is a condition to the obligation of Wilson to consummate the Merger that Wilson shall have received from its counsel, Liddell, Sapp, Zivley, Hill & LaBoon, L.L.P., an opinion to the effect that, for federal income tax purposes: (i) the Merger will qualify as a "reorganization" within the meaning of Section 368(a) of the Code; (ii) each of Smith, Merger Sub and Wilson are parties to the reorganization within the meaning of Section 368(b) of the Code; (iii) no gain or loss will be recognized by the shareholders of Wilson upon the receipt by them of shares of Smith Common Stock in exchange for their shares of Wilson Common Stock pursuant to the Merger, except with respect to cash received in lieu of fractional shares of Smith Common Stock; and (iv) no gain or loss will be recognized by Wilson as a result of the Merger. Such opinions are subject to certain assumptions and based on certain representations made by officers and certain shareholders of Wilson and officers of Smith and Merger Sub. Shareholders of Wilson should be aware that such opinions are not binding upon the Service and no assurance can be given that the Service will not adopt a contrary position or that a contrary Service position would not be sustained by a court. No ruling from the Service has been or will be requested in connection with the Merger.

     Assuming the Merger qualifies as a reorganization under Section 368(a) of the Code, the following federal income tax consequences will occur:

     (a) no gain or loss will be recognized by Smith, Merger Sub or Wilson in connection with the Merger;

     (b) no gain or loss will be recognized by a holder of Wilson Common Stock who exchanges all of the holder's shares of Wilson Common Stock solely for shares of Smith Common Stock in the Merger, except that gain or loss will be recognized by such holder on the receipt of cash in lieu of fractional shares;

     (c) the aggregate basis of the shares of Smith Common Stock to be received by a shareholder of Wilson in the Merger will be the same as the aggregate basis of the shares of Wilson Common Stock surrendered in exchange therefor (decreased by the amount of any tax basis allocable to any fractional share of Smith Common Stock for which cash is received);

     (d) the holding period of the shares of Smith Common Stock to be received by a shareholder of Wilson in the Merger will include the holding period of the shares of Wilson Common Stock surrendered in exchange therefor, provided that such shares of Wilson Common Stock are held as capital assets at the Effective Time; and

     (e) a shareholder of Wilson receiving cash in lieu of a fractional share will recognize capital gain or loss upon such payment equal to the difference, if any, between such shareholder's basis in the fractional share (as described in paragraph (c) above) and the amount of cash received, unless such payment, under each such shareholder's particular facts and circumstances, is deemed to have the effect of a dividend distribution and not a redemption treated as an exchange under the principles of Section 302 of the Code.

     EACH HOLDER OF WILSON COMMON STOCK IS URGED TO CONSULT WITH THE HOLDER'S OWN TAX ADVISER WITH RESPECT TO THE TAX CONSEQUENCES OF THE MERGER, INCLUDING THE APPLICATION AND EFFECT OF THE LAWS OF ANY STATE, MUNICIPAL, FOREIGN OR OTHER TAXING JURISDICTION.

REGULATORY APPROVALS

     The HSR Act prohibits Smith and Wilson from completing the Merger until they have furnished certain information and materials to the Federal Trade Commission (the "FTC") and the Antitrust Division of the United States Department of Justice (the "Antitrust Division") and a required waiting period has expired. Pursuant to the requirements of the HSR Act, Smith and Wilson have each filed a Notification and Report Form for review under the HSR Act with the FTC and the Antitrust Division. On March 9, 1998, the FTC notified Smith and Wilson of the early termination of the waiting period applicable under the HSR Act.

     Even after the HSR Act waiting period has expired or been terminated, the FTC or the Antitrust Division could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking divestiture of substantial assets of Smith or Wilson. Consummation of the Merger is conditioned upon, among other things, the absence of any pending or threatened governmental proceeding or any judgment, decree or order of any governmental authority or court or any other legal restraint that would prevent the consummation of the Merger. See "Certain Terms of the Merger -- Termination."

     Smith and Wilson do not believe that any additional governmental filings in the United States, other than the Articles of Merger, are required with respect to the Merger. Smith and Wilson conduct operations in a number of foreign countries where regulatory filings or approvals may be required in connection with the consummation of the Merger. Smith and Wilson believe that all such material filings and approvals have been made or obtained, or will be made or obtained, as the case may be.

RESALES OF SMITH COMMON STOCK

     The shares of Smith Common Stock to be received by shareholders of Wilson in connection with the Merger have been registered under the Securities Act and, except as set forth below, may be traded without restriction. The shares of Smith Common Stock to be issued in the Merger and received by persons who are deemed to be "affiliates" (as that term is defined in Rule 144 under the Securities Act) of Wilson prior to the Merger may be resold by them only in transactions permitted by the resale provisions of Rule 145 under the Securities Act (or, in the case of such persons who become affiliates of Smith, Rule 144 under the Securities Act) or as otherwise permitted under the Securities Act. Each affiliate of Wilson is required to execute a written agreement that such affiliate will not sell, pledge, transfer or otherwise dispose of any shares of Smith Common Stock issued to such affiliate pursuant to the Merger, except pursuant to an effective registration statement or in compliance with Rule 145 under the Securities Act or an exemption from the registration requirements of the Securities Act.

     Under generally accepted accounting principles, the sale of Smith Common Stock or Wilson Common Stock by an affiliate of either Smith or Wilson within 30 days prior to the Effective Time or thereafter prior to the publication of financial results that include at least 30 days of combined operations of Smith and Wilson after the Effective Time could preclude "pooling-of-interests" accounting treatment of the Merger. Each affiliate of Wilson is required to execute an agreement that such affiliate will not dispose of any Wilson Common Stock or of any of the Smith Common Stock received or to be received by them pursuant to the Merger until final results of operations of Smith covering at least 30 days of combined operations of Smith and Wilson have been so published. Additionally, at least 30 days prior to the Effective Time, Smith is required to deliver to Wilson a list of the affiliates of Smith and each such affiliate is required to execute an agreement that such affiliate will not dispose of any Smith Common Stock until final results of operations of Smith covering at least 30 days of combined operations of Smith and Wilson have been so published.

NYSE LISTING OF COMMON STOCK

     It is a condition to the Merger that the shares of Smith Common Stock to be issued pursuant to the Merger be authorized for listing on the NYSE, subject to official notice of issuance. Smith Common Stock is traded on the NYSE and the Pacific Stock Exchange under the symbol "SII."

DISSENTERS' RIGHTS

     Under the provisions of the TBCA, record holders of Wilson Common Stock will be entitled to exercise dissenters' rights with respect to the Merger. Accordingly, shares of Wilson Common Stock that are issued and outstanding immediately prior to the Effective Time that are held by a shareholder who did not vote in favor of the Merger and who complies with all of the relevant provisions of the TBCA (the "Dissenting Shares") shall not be converted into the right to receive the Merger Consideration and such shareholder shall be entitled to receive an amount of cash equal to the fair value of his shares of Wilson Common Stock. Any shareholder who desires to dissent from the Merger shall file a written objection to the Merger with Wilson prior to the Special Meeting stating that the shareholder will exercise his right to dissent if the Merger is effective and giving the shareholder's address to which notice of the Effective Time shall be sent. A vote against the Merger is not sufficient to perfect a shareholder's dissenters' rights. If the Merger is effected, each shareholder who sent notice to Wilson as described above and who did not vote in favor of the Merger will be deemed to hold Dissenting Shares. Failure to vote against the Merger will not constitute a waiver of dissenters' rights; however, a vote in favor of the Merger will constitute such a waiver.

     Within 10 days of the Effective Time, the Surviving Corporation shall notify holders of Dissenting Shares in writing that the Merger has been effected. Each holder so notified must, within 10 days of the delivery or mailing of such notice, make a written demand on the Surviving Corporation for payment of the fair value of the Dissenting Shares as estimated by the holder thereof. Holders of Dissenting Shares who fail to make written demand within the 10 day period or fail to submit to Wilson certificates representing such shares within 20 days after making such demand will lose their dissenters' rights and will be bound by the terms of the Merger Agreement.

     Within 20 days after receipt of the written demand described above, the Surviving Corporation shall deliver or mail to the holder of Dissenting Shares written notice (i) stating that the Surviving Corporation accepts the amount claimed in the demand letter and agrees to pay that amount within 90 days after the Effective Time upon surrender of the relevant certificates representing such Dissenting Shares, or

(ii) containing the Surviving Corporation's written estimate of the fair value of such Dissenting Shares together with an offer to pay such amount within 90 days after the Effective Time if the Surviving Corporation receives notice within 60 days after the Effective Time that the shareholder agrees to accept such amount and surrender the relevant certificates. If the parties cannot agree on the fair value of the Dissenting Shares within 60 days after the Effective Time, either part may petition a court of competent jurisdiction to determine the fair value of such shares in accordance with the provisions of the TBCA.

     If any shareholder shall have failed to perfect or shall have effectively withdrawn or lost such shareholder's dissenters' rights, the shareholder's Dissenting Shares shall thereupon be deemed to have been converted into and to have become exchangeable, as of the Effective Time, for the right to receive the Merger Consideration without any interest thereon pursuant to the terms of the Merger Agreement. The foregoing summary of the provisions of Articles 5.11 through 5.13 of the TBCA is not intended to be a complete statement of such provisions and is qualified in its entirety by reference to the full text of Articles 5.11 through 5.13, a copy of which is attached hereto as Appendix C and is incorporated herein by reference.

                          CERTAIN TERMS OF THE MERGER

     The detailed terms of and conditions of the Merger are contained in the Merger Agreement, which is included in full as Appendix A to this Proxy Statement/Prospectus and incorporated herein by reference. The following summary description of certain provisions of the Merger Agreement is subject to the more complete information set forth in the Merger Agreement.

CONVERSION OF SECURITIES

     Exchange Procedures. At the Effective Time, each issued and outstanding share of Wilson Common Stock (other than Dissenting Shares) shall be converted into the right to receive, upon surrender to the paying agent for the Merger of such related certificate or certificates for cancellation and subject to any required withholding of taxes, a certificate or certificates representing the number of whole shares of Smith Common Stock (of such denominations and registered in such names as such holder may request) into which the shares of Wilson Common Stock so surrendered shall have been converted. Each holder of shares of the Wilson Common Stock who would otherwise be entitled to a fractional share of Smith Common Stock shall be paid an amount in cash in accordance with the Merger Agreement. Until so surrendered, each outstanding certificate that prior to the Effective Time represented shares of Wilson Common Stock shall be deemed from and after the Effective Time to evidence the right to receive that number of full shares of Smith Common Stock into which such shares of Wilson Common Stock shall have been converted and any cash in lieu of fractional shares of Smith Common Stock, subject to any required withholding of taxes. No interest shall be paid on the cash payable upon surrender of a certificate or certificates.

     Distributions with respect to Unexchanged Wilson Common Stock. Unless and until any such outstanding certificates shall be surrendered, no dividends or other distributions declared and payable to the holders of Smith Common Stock on or after the Effective Time shall be paid to the holders of such outstanding certificates which prior to the Effective Time represented shares of the Wilson Common Stock; provided, however, that, upon surrender and exchange of such outstanding certificates, there shall be paid to the record holders of the certificates issued and exchanged therefor the amount, without interest thereon, of dividends and other distributions, if any, that theretofore were declared and became payable since the Effective Time with respect to the number of full shares of Smith Common Stock issued to such holders.

     Transfer of Ownership. If any certificate for shares of Smith Common Stock is to be issued in a name other than that in which the certificate surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that the certificate so surrendered shall be properly endorsed and otherwise in proper form for transfer and that the person requesting such exchange shall have paid to Smith or the Surviving Corporation any transfer or other taxes required by reason of the issuance of a certificate for shares of Smith Common Stock in any name other than that of the registered holder of the certificate surrendered, or established to the satisfaction of Smith or its transfer agent that such tax has been paid or is not payable.

     Escheat. Neither Smith, the Surviving Corporation, nor any other person shall be liable to any former holder of shares of Wilson Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

     Lost, Stolen or Destroyed Certificates. In the event any certificate formerly representing shares of Wilson Common Stock shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed and, if required by Smith or the Surviving Corporation, the posting by such person of a bond in customary amount as indemnity against any claim that may be made against Smith or the Surviving Corporation with respect to such certificate, the Surviving Corporation shall deliver in exchange for such lost, stolen or destroyed certificate shares of Smith Common Stock and cash that would be deliverable upon due surrender of the shares of the Wilson Common Stock represented by such lost, stolen or destroyed certificate.

     DETAILED INSTRUCTIONS, INCLUDING A TRANSMITTAL LETTER, WILL BE MAILED TO WILSON SHAREHOLDERS PROMPTLY FOLLOWING THE EFFECTIVE TIME AS TO THE METHOD OF EXCHANGING CERTIFICATES FORMALLY REPRESENTING SHARES OF WILSON COMMON STOCK. WILSON SHAREHOLDERS SHOULD NOT FORWARD STOCK CERTIFICATES TO THE PAYING AGENT UNTIL THEY HAVE RECEIVED TRANSMITTAL LETTERS. WILSON SHAREHOLDERS SHOULD NOT RETURN STOCK CERTIFICATES WITH THE ENCLOSED PROXY.

CONDITIONS TO THE MERGER

  Conditions to the Obligations of Each Party to Consummate the Merger

     The respective obligations of each party to consummate the Merger are subject to the satisfaction of the following conditions:

          Board of Directors Approval. The Merger Agreement shall have been approved and adopted by the Wilson Board and the Smith Board. The Merger Agreement was unanimously approved by the Wilson Board on January 21, 1998 and by the Smith Board on January 22, 1998.

          Wilson Shareholder Approval. The Merger Agreement shall have been approved and adopted by the shareholders of Wilson in accordance with the applicable provisions of the TBCA.

          Hart-Scott-Rodino Approval. Any applicable waiting period under the HSR Act relating to the Merger shall have expired or been terminated. On March 9, 1998, the FTC notified Smith and Wilson of the early termination of the waiting period applicable under the HSR Act.

          Illegality. No provision of any applicable law or regulation and no judgment, injunction, order or decree shall prohibit the consummation of the Merger.

          NYSE Listing. The shares of Smith Common Stock to be issued in the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.

          Opinions of Accountants. Wilson and Smith shall each have received a letter from Arthur Andersen LLP, independent public accountants for each of Wilson and Smith, dated the day of the Effective Time, in form and substance reasonably satisfactory to each of Wilson and Smith, to the effect that the Merger is eligible to be accounted for as a "pooling-of-interests" transaction if consummated in accordance with the Merger Agreement.

  Additional Conditions to the Obligations of Smith and Merger Sub

     The obligations of Smith and Merger Sub to consummate the Merger are subject to the satisfaction of the following further conditions:

          Representations and Warranties; Covenants and Agreements. The (i) representations and warranties of Wilson contained in the Merger Agreement and in any document delivered in connection therewith shall, as of the Effective Time, be true and correct in all material respects, except for representations and warranties that speak as of a specified date, which need only be true and correct in all material respects as of the specified date, and (ii) covenants and agreements of Wilson contained in the Merger Agreement to be performed on or before the Effective Time in accordance with the Merger Agreement shall have been duly performed in all material respects; and Smith shall have received a certificate(s), dated the day of the Effective Time and validly executed by or on behalf of Wilson, to the effect that the conditions set forth in clauses (i) and (ii) above have been so satisfied;

          Tax Opinion. Smith shall have received an opinion of Gardere Wynne Sewell & Riggs, L.L.P., in form and substance reasonably satisfactory to Smith, on the basis of certain facts, representations, and assumptions set forth in such opinion, dated the Effective Time, to the effect that the Merger will be treated for federal income tax purposes as a reorganization qualifying under the provisions of Section 368(a) of the Code;

          Registration Statement. The Registration Statement shall have been declared effective and no stop order suspending the effectiveness of the Registration Statement shall be in effect and no proceedings for such purpose shall be pending before or threatened by the Commission; and

          Waivers and Consents. Smith shall have received the written confirmation of the Weir Group Investments Limited ("Weir") that it waives any rights it may have to purchase the interest of HE in Weir-Houston Engineers Ltd. ("Weir-HE") as a result of the Merger Agreement or the transactions contemplated therein; provided that no such written confirmation shall be required if it can be demonstrated to the reasonable satisfaction of Smith that no such rights exist in favor of Weir as a result of the Merger Agreement or the transactions contemplated therein. As of the date of this Proxy Statement/Prospectus, Wilson has demonstrated to Smith's satisfaction that no such rights do in fact exist in favor of Weir as a result of the transaction contemplated by the Merger Agreement. In addition, all waivers and consents required for the consummation of the Merger shall have been obtained pursuant to that certain Credit Agreement dated as of July 31, 1997 among Wilson, Chase Bank of Texas, National Association and certain other parties named therein.

Additional Conditions to the Obligations of Wilson

     The obligations of Wilson to consummate the Merger are subject to the satisfaction of the following further conditions:

          Representations and Warranties; Covenants and Agreements. The (i) representations and warranties of Smith contained in the Merger Agreement and any document delivered in connection therewith shall, as of the Effective Time, be true and correct in all material respects, except for representations and warranties that speak as of a specified date, which need only be true and correct in all material respects as of the specified date, and (ii) covenants and agreements of Smith and Merger Sub contained in the Merger Agreement to be performed on or before the Effective Time in accordance with the Merger Agreement shall have been duly performed in all material respects; and Wilson shall have received a certificate(s), dated the day of the Effective Time and validly executed by or on behalf of Smith, to the effect that the conditions set forth in clauses (i) and (ii) above have been so satisfied;

          Tax Opinion. Wilson shall have received an opinion of Liddell, Sapp, Zivley, Hill & LaBoon, L.L.P., in form and substance reasonably satisfactory to Wilson, on the basis of certain facts, representations, and assumptions set forth in such opinion, dated the Effective Time, to the effect that the Merger will be treated for federal income tax purposes as a reorganization qualifying under the provisions of Section 368(a) of the Code; and

          Registration Statement. The Registration Statement shall have been declared effective and no stop order suspending the effectiveness of the Registration Statement shall be in effect and no proceedings for such purpose shall be pending before or threatened by the Commission.

REPRESENTATIONS AND WARRANTIES

     The Merger Agreement contains various representations and warranties of Wilson and Smith, relating, among other things, to the following: (i) their incorporation, existence, good standing, corporate power and similar corporate matters; (ii) their capitalization; (iii) their authorization, execution, delivery and performance and the enforceability of the Merger Agreement; (iv) the absence of conflicts, violations and defaults under their articles or certificate of incorporation and bylaws and certain other agreements and documents; (v) the absence of certain material changes and events since September 30, 1997; (vi) pending or threatened investigations or litigation;
(vii) tax matters; (viii) employee benefit matters; (ix) environmental matters;
(x) the qualification of the Merger as a reorganization within the meaning of
Section 368(a) of the Code and the availability of "pooling-of-interests" accounting treatment; (xi) the accuracy of information supplied by each for inclusion in this Proxy Statement/Prospectus and the Registration Statement;
(xii) compliance with laws, ordinances and regulations; and (xiii) brokerage fees and commissions. Wilson made additional representations and warranties as to: (i) the presentation of its financial statements in accordance with generally accepted accounting principles; (ii) the availability and maintenance of its books and records; (iii) intellectual property rights; (iv) title to property; (v) material contracts and commitments; (vi) maintenance of insurance; and (vii) voting requirements of the Wilson shareholders necessary to approve the Merger Agreement and the Merger. Smith made additional representations and warranties as to reports and other documents filed with the Commission and the absence of severance or change in control payments.

     All representations and warranties of Wilson and Smith expire at the Effective Time.

CERTAIN COVENANTS

     Conduct of Business of Wilson. The Merger Agreement provides that, prior to the Effective Time, unless Smith otherwise agrees in writing, Wilson and its subsidiaries will operate their businesses in the ordinary and usual course in all material respects in accordance with past practices. Specifically, except as contemplated by the Merger Agreement, neither Wilson nor any of its subsidiaries, without the prior written consent of Smith, will:

     - amend or otherwise change their respective organizational documents;

     - issue, sell, or agree to issue, sell, pledge, dispose of or encumber (i) any share of their capital stock or (ii) any securities convertible into, or options with respect to, or warrants to purchase or rights to subscribe for, any shares of their capital stock;

     - except in the ordinary course of business and consistent with past practices or as required by law or contractual obligations or other policies, benefit proposals, understandings, or arrangements existing on the date of the Merger Agreement, (i) increase in any manner the base compensation of, or enter into any new bonus or incentive agreement or arrangement with, any of their directors, officers, or other employees;
       (ii) pay or agree to pay any pension, retirement allowance, or other employee benefit to any such director, officer, or employee, whether past or present; (iii) enter into any new employment, severance, consulting or other compensation agreement with any existing director, officer, or employee; or (iv) commit itself to any additional pension, profit-sharing, deferred compensation, group insurance, severance pay, retirement, or other employee benefit plan, fund, or similar arrangement or (except as required by law) amend or commit itself to amend any of such plans, funds, or similar arrangements in existence on the date of the Merger Agreement;

     - (i) sell, transfer, or otherwise dispose of any of their assets, except in the ordinary course of business and consistent with past practices,
       (ii) create or permit to exist any new material lien on their assets,
       (iii) enter into any material joint venture, partnership, or other similar arrangement or form any other new material arrangement for the conduct of their businesses, (iv) purchase any material assets or securities of any person, or (v) except in the ordinary course of business and consistent with past practices, enter into any other material agreement;

     - pay, declare or set aside any dividend on, or make any distribution or payment with respect to, or purchase or redeem any of its capital stock or the capital stock of any subsidiary, or make any commitment for any such action, except for quarterly cash dividends not in excess of historical amounts; and

     - take any action that would make any representation and warranty of Wilson under the Merger Agreement materially inaccurate in any respect at, or as of the time prior to, the Effective Time.

     Conduct of Business of Smith. The Merger Agreement provides that, prior to the Effective Time, unless Wilson otherwise agrees in writing, Smith and its subsidiaries will conduct their businesses in the ordinary and usual course in all material respects in accordance with past practice. Specifically, except as contemplated by the Merger Agreement, neither Smith nor any of its subsidiaries, without the prior written consent of Wilson, will:

     - make any change or amendment in their respective organizational documents;

     - issue, sell or agree to issue, sell, pledge, dispose of or encumber (i) any shares of their capital stock or (ii) any securities convertible into, or options with respect to, or warrants to purchase or rights to subscribe for, any shares of their capital stock, except that Smith may issue options with an exercise price per share of Smith Common Stock no less than the fair market value of a share of Smith Common Stock on the date of grant thereof (and shares upon exercise of such options) pursuant to its employee stock option plans in effect on the date of the Merger Agreement;

     - except in the ordinary course of business and consistent with past practices, (i) sell, transfer, or otherwise dispose of any of their assets, (ii) create or permit to exist any new material lien on their assets, (iii) enter into any material joint venture, partnership, or other similar arrangement; or (iv) enter into any other material agreement;

     - pay, declare or set aside any dividend on, or make any distribution with respect to, or purchase or redeem any of their capital stock, except for quarterly cash dividends by Smith and stock repurchases by Smith for stock based compensation plans, in each case not in excess of historical amounts, and dividends by wholly owned subsidiaries; and

     - take any action that would make any representation and warranty of Smith under the Merger Agreement materially inaccurate in any respect at, or as of any time prior to, the Effective Time.

NO SOLICITATION OF ACQUISITION PROPOSALS

     The Merger Agreement provides that Wilson agrees that prior to the Effective Time or the termination of the Merger Agreement, whichever first occurs, neither it nor any of its subsidiaries shall, and each of them shall not permit any of its officers, directors, employees, agents or representatives (including, without limitation, any investment banker, attorney or accountant retained by it or any of its subsidiaries) to (i) directly or indirectly, solicit or encourage any inquiry, proposal or offer (including, without limitation, any proposal or offer to its shareholders) with respect to a merger, acquisition, consolidation or similar transaction involving, or any purchase of 10% or more of the assets on a consolidated basis or 10% or more of any of the capital stock of, Wilson (any such proposal or offer being hereinafter referred to as an "Acquisition Proposal"), (ii) enter into any agreement with respect to any Acquisition Proposal, (iii) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, the making of any proposal that constitutes, or may reasonably be expected to lead to, or to endorse, any Acquisition Proposal, (iv) engage in any negotiations concerning an Acquisition Proposal, or (v) directly or indirectly, enter into any agreement to, or make any public announcement by or on behalf of Wilson of a plan or intention to do any of the foregoing.

     Notwithstanding the above, Wilson may, in response to an unsolicited written Acquisition Proposal, furnish confidential or non-public information concerning its business, properties or assets to a financially capable corporation, partnership, person or other entity or group (a "Potential Acquiror") and negotiate with such Potential Acquiror if (i) the Wilson Board in good faith concludes that such Acquisition Proposal would result in a transaction more favorable to Wilson's shareholders than the Merger and (ii) based upon advice of its outside legal counsel, the Wilson Board determines in good faith that the failure to provide such confidential or non-public information to such Potential Acquiror would constitute a breach of its fiduciary duty to its shareholders (any such Acquisition Proposal meeting the conditions and clauses (i) and (ii) being referred to as a "Superior Proposal").

     Under the Merger Agreement, Wilson is required to immediately notify Smith after receipt of any Acquisition Proposal or any request for non-public information relating to Wilson or its subsidiaries in connection with an Acquisition Proposal. Such notice to Smith shall be made orally and in writing and shall indicate in reasonable detail the identity of the offeror and the terms and conditions of such proposal, inquiry or contact.

TERMINATION

     The Merger Agreement may be terminated and the transactions contemplated thereby may be abandoned at any time prior to the Closing Date:

     - by mutual written consent executed by Wilson and Smith;

     - by Smith if (i) since the date of the Merger Agreement there has been a material adverse change in Wilson, or (ii) there is an inaccuracy or breach of any representation, warranty or covenant of Wilson set forth in the Merger Agreement which breach has not been cured within 30 days following receipt by Wilson of notice of such breach and which breach results in or can reasonably be anticipated to result in a material adverse effect; provided, however, that Smith's right to terminate the Merger Agreement in accordance with this provision is subject to the notice requirement set forth in the Merger Agreement;

     - by Wilson if (i) since the date of the Merger Agreement there has been a material adverse change in Smith, or (ii) there is an inaccuracy or breach of any representation, warranty or covenant of Smith set forth in the Merger Agreement which breach has not been cured within 30 days following receipt by Smith of notice of such breach and which breach results in or can reasonably be anticipated to result in a material adverse effect; provided, however, that Wilson's right to terminate the Merger Agreement in accordance with this provision is subject to the notice requirement set forth in the Merger Agreement.

     - by Smith or Wilson if the Closing Date shall not have occurred, other than through the failure of any such party to fulfill its obligations hereunder, on or before the expiration of 120 days from the date of the Merger Agreement or such later date agreed to in writing by Smith and Wilson; provided, however, that such 120 day period shall automatically be extended for a period of 60 days, if the delay in the Closing Date relates to the Notification and Report Form filed pursuant to the HSR Act;

     - by Smith or Wilson if any court of competent jurisdiction in the United States of America or other (federal or state) governmental authority shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement and such order, decree, ruling or other action shall have been final and nonappealable;

     - by Smith or Wilson if the Merger Agreement shall not have been approved or adopted by the shareholders of Wilson after the matter shall have been presented to them for a vote at a meeting of Wilson shareholders (including any adjournment thereof); or

     - by Smith or Wilson if Wilson receives a Superior Proposal after the expiration of two business days following written notice to Smith by Wilson of its intention to accept and pursue such Superior Proposal and terminate the Merger Agreement.

EXPENSES AND TERMINATION FEE

     Except as set forth below, Smith and Wilson will each pay their own costs and expenses in connection with the transactions contemplated by the Merger.

     The Merger Agreement provides that Wilson will pay Smith a termination fee of $20 million (the "Fee") payable in cash by wire transfer, within five days after receipt of notice from Wilson of its intention to accept and pursue a Superior Proposal and terminate the Merger Agreement. The Fee payable under certain circumstances by Wilson to Smith is intended, among other things, to compensate Smith for its costs, including lost opportunity costs, if the Merger is not consummated as a result of certain actions or inactions by Wilson. The Fee may have the effect of increasing the likelihood that the Merger will be consummated in accordance with the terms of the Merger Agreement. The Fee may also have the effect of discouraging persons who might now or prior to the consummation of the Merger be interested in acquiring all of or a significant interest in Wilson from considering or proposing such an acquisition by increasing the costs of any such acquisition.

INDEMNIFICATION

     The Merger Agreement provides all rights to indemnification existing in favor of the present or former directors, officers, employees and agents of Wilson or any of its subsidiaries, or present or former officers or directors of Wilson or any of its subsidiaries serving or who served at Wilson's or any of its subsidiaries' request as a director, officer, employee or agent of another entity (together with such person's heirs, executors or administrators, an "Indemnified Party" and collectively, the "Indemnified Parties") as provided in Wilson's or any subsidiaries' organizational documents and the indemnification agreement with such person as if effect as of the date of the Merger Agreement with respect to matters occurring at or prior to the Effective Time shall survive the Merger and shall continue in full force and effect and without modification (other than modifications which would enlarge such indemnification rights) for a period of not less than the statutes of limitation applicable to such matters and the Surviving Corporation shall comply fully with such obligations. Without limiting the foregoing, Wilson shall, and after the Effective Time, the Surviving Corporation or Smith shall periodically advance expenses as incurred with respect to the foregoing to the fullest extent permitted under applicable law; provided, however, that the person to whom the expenses are advanced provides an undertaking to repay such advance if it is ultimately determined that such person is not entitled to indemnification.

     The Merger Agreement further provides that after the Effective Time Smith shall, to the fullest extent permitted under applicable law, indemnify and hold harmless, each Indemnified Party against any costs or expenses (including attorneys' fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of, relating to, or in connection with any action or omission occurring or alleged to occur prior to the Effective Time (including, without limitation, acts or omissions in connection with such persons serving as an officer, director or other fiduciary in any entity if such service was at the request or for the benefit of Wilson) or arising out of or pertaining to the transactions contemplated by the Merger Agreement.

     In the event Smith or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger of (ii) transfers all or substantially all of its properties and assets to any person, then in each such case, proper provisions shall be made so that the successors and assigns of Smith shall assume the indemnification obligations set forth above.

AMENDMENT AND WAIVER

     The Merger Agreement may be amended, modified, terminated, rescinded or supplemented only by written agreement of Wilson, Smith and Merger Sub. Any failure of a party to comply with any obligation, covenant, agreement or condition in the Merger Agreement may be waived by the party affected thereby only by a written instrument signed by the party granting such waiver. No waiver, or failure to insist upon strict compliance, by any party of any condition or any breach of any obligation, term, covenant, representation, warranty or agreement contained in the Merger Agreement, in any one or more instances, shall be construed to be a waiver of, or estoppel with respect to, any other condition or any other breach of the same or any other obligation, term, covenant, representation, warranty or agreement. Whenever the Merger Agreement requires or permits consent by or on behalf of any party hereto, such consent shall be given in writing in a manner consistent with the requirements for a waiver.

ADDITIONAL AGREEMENTS

     Reasonable Best Efforts. Each party will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper, or advisable under applicable laws and regulations to consummate the transactions contemplated by the Merger Agreement.

     Certain Filings. Wilson and Smith will cooperate with one another (i) in connection with the preparation of the Registration Statement of which this Proxy Statement/Prospectus is a part, (ii) in determining whether any action by or in respect of, or filing with, any governmental authority is required, or any actions, consents, approvals, or waivers are required to be obtained from parties to any material agreements, in connection with the consummation of the transactions contemplated by the Merger Agreement, and (iii) in taking such actions or making such filings, furnishing information required in connection therewith or with the Registration Statement and seeking timely to obtain such actions, consents, approvals, or waivers. Smith and Wilson will promptly furnish to each other all information, and take such other actions, as may reasonably be requested in connection with any action by any of them in connection with the preparation and filing of the Registration Statement and Wilson's Proxy Statement. Smith and Wilson will make such filings as may be required by the HSR Act with respect to the consummation of the transactions contemplated by the Merger Agreement and will use all reasonable efforts to obtain early termination of any waiting period under the HSR Act.

     Public Announcements. Smith and Wilson each agree to not issue any press releases or otherwise make public statements with respect to the Merger Agreement or the transactions contemplated thereby without the prior consent of the other.

     Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of Wilson or Merger Sub, any deeds, bills of sale, assignments, or assurances and to take and do, in the name and on behalf of Wilson or Merger Sub, any other actions and things to vest, perfect, or confirm of record or otherwise in the Surviving Corporation any and all right, title, and interest in, to, and under any of the rights, properties, or assets of Wilson acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

     Notices of Certain Events. Wilson and Smith will each give the other prompt notice of (i) any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the transactions contemplated by the Merger Agreement, (ii) any notice or other communication from a governmental authority in connection with the transactions contemplated by the Merger Agreement, (iii) any action, suit, claim, investigation or proceeding that has commenced or is known to be threatened that would have been required to have been disclosed under the terms of the Merger Agreement or that relate the consummation of the transactions contemplated thereby, and (iv) (a) any material adverse change in such party's condition (financial or otherwise), (b) the discovery by such party that any representation or warranty contained in the Merger Agreement is untrue or inaccurate in any material respect, (c) the occurrence or failure to occur of any event which occurrence or failure to occur would be likely to cause any of the representations or warranties in the Merger Agreement to be untrue or incorrect in any material respect at the Effective Time, except for representation or warranties that speak as of a specified date, which need only be true and correct as of the specified date, and (d) any material failure on its part to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under the Merger Agreement; provided, however, that the delivery of any notice pursuant to the Merger Agreement shall not limit or otherwise affect the remedies available thereunder to the party receiving such notice.

     Tax-Free Reorganization. Prior to the Effective Time, each party shall use its best efforts to cause the Merger to qualify as a reorganization under the provisions of Section 368(a) and to be treated as a "pooling-of-interests" transaction, and in each case will not take or fail to take any action reasonably likely to cause the Merger not to so qualify or to be so treated.

     Affiliates. Each person who is deemed an affiliate of Wilson under Rule 145 of the Securities Act shall execute an affiliate letter in the form of Exhibit D to the Merger Agreement. Smith will use all reasonable efforts to deliver or cause to be delivered to Wilson from each person who is deemed, in Smith's reasonable judgment, an affiliate of Smith under Rule 145 of the Securities Act an affiliate letter in the form of Exhibit E to the Merger Agreement.

     Access to Information; Confidentiality. The Merger Agreement provides that each of Wilson and Smith will give to the other party reasonable access to its offices, properties, books, and records, furnish to the other party and its representatives such financial and other data and information as such party and its representatives may reasonably request and instruct its own employees and representatives to cooperate with the other party in its investigations. Each party shall keep such information confidential in accordance with the terms of the confidentiality agreement between Wilson and Smith dated November 6, 1997.

     Smith's Board of Directors. The Smith Board shall elect Wallace S. Wilson, age 68, as a Class I director of Smith as of the Effective Time with a term expiring in 1999. If, prior to the Effective Time, Mr. Wilson shall decline or be unable to serve, Wilson shall designate another person to serve in Mr. Wilson's stead.

     Mr. Wilson is the Chairman of the Wilson Board and has been with Wilson for over 45 years. Mr. Wilson graduated from Yale University with a degree in economics and served as an Officer in the United States Air Force from 1951 to 1953 before joining Wilson Supply Company. Mr. Wilson is active in many of the energy industry associations, including the Petroleum Equipment Suppliers Association, the American Petroleum Institution and the National Association of Wholesalers. Mr. Wilson also serves as a Director of the Texas Medical Center, Inc. and is on the Board of Trustees for the Texas Children's Hospital Foundation.

     For the calendar year ended December 31, 1996, Mr. Wilson's compensation from Wilson was $249,260, of which $174,000 was salary, $65,000 was bonus and the remainder consisted of other fringe benefits.

     Shareholder Tax Representations. Wilson and Smith shall use reasonable efforts to obtain representations from such persons which counsel may reasonably require in connection with their opinions as to the federal income tax consequences of the Merger.

EMPLOYEE MATTERS

     Following the Closing, Smith shall make or cause the Surviving Corporation to make all payments due under any and all applicable bonus or other agreements between Wilson and certain of its officers and/or employees, including, without limitation, all long-term incentive bonus agreements and incentive bonus agreements. From and after the Effective Time, Smith (i) shall provide the employees of the Surviving Corporation with compensation and benefits on the same basis as Smith provides compensation and benefits to similarly situated employees of Smith and its affiliates, and shall credit each person who is an employee of Wilson at the Effective Time with such employee's service that is recognized as of the Effective Time under Wilson's benefit plans (including industry service for vacation purposes) for all purposes under Smith's plans or programs except for the accrual of benefits under a defined benefit plan, and
(ii) shall waive any exclusion or limitation with respect to pre-existing conditions under Smith's group health plan and shall provide that any out-of-pocket health expenses incurred by a Wilson employee or his or her covered dependants prior to the Effective Time shall be taken into account under Smith's group health plan for purposes of satisfying applicable deductible coinsurance and maximum covered health benefit claims for services rendered on and after the Effective Time.

REGISTRATION RIGHTS AGREEMENT

     Wallace S. Wilson, William N. Mathis, the C. Payne Family Limited Partnership, Isabel Brown Wilson, the Wilson Hospital Foundation and Ellen E. Wilson, and certain trusts over which certain of the foregoing exercise voting control (the "Holders"), propose to enter into a Registration Rights Agreement substantially in the form of Exhibit B to the Merger Agreement included as part of Appendix A to this Proxy Statement/ Prospectus. Under the Registration Rights Agreement, one or more of the Holders may upon three occasions request Smith to register for resale shares issued in the Merger that have not theretofore been registered ("Registrable Securities") for resale under the Securities Act, provided that any such request shall have an aggregate offering price to the public of not less that $10 million. The Holders will also be entitled to participate in certain other incidental registrations filed by Smith, if their inclusion would not adversely affect the offering made thereby. Smith will pay all fees and expenses of each such registration other than underwriting fees, discounts or selling commissions incurred in connection with the sale of the Registrable Securities. The Registration Rights Agreement contains provisions customarily found in agreements relating to comparable transactions, including indemnification and contribution rights.

                           SMITH INTERNATIONAL, INC.

             RESTATED AND PRO FORMA CONDENSED FINANCIAL STATEMENTS

     The following Restated and Pro Forma Condensed Balance Sheet as of September 30, 1997 and Restated and Pro Forma Condensed Statements of Operations for each of the three years in the period ended December 31, 1996 and for the nine months ended September 30, 1996 and 1997, have been prepared to give effect to the Merger. On January 19, 1998, Smith entered into a definitive agreement to acquire all of the equity interests of Wilson in exchange for 7,900,000 shares of Smith Common Stock.

     The Restated and Pro Forma Condensed Statements of Operations for all years presented combine the results of operations for both of the companies' fiscal years ended December 31. The Restated and Pro Forma Condensed Statements of Operations are presented as if the transaction had occurred prior to the earliest period presented, whereas the Restated and Pro Forma Condensed Balance Sheet assumes the Merger occurred on September 30, 1997. The pro forma information is based upon the historical financial statements, giving effect to the Merger under the "pooling-of-interests" method of accounting and the assumptions included in the accompanying Notes to Restated and Pro Forma Condensed Financial Statements. The accompanying Restated and Pro Forma Condensed Financial Statements include an adjustment to record a change in accounting principle in the period required for public companies; however, no adjustments have been included to conform the accounting policies of Wilson and Smith as no material differences in the companies' policies have been identified.

     The Restated and Pro Forma Condensed Financial Statements do not include estimated cost savings; therefore they may not be indicative of the results which would have occurred or which may occur in the future. The pro forma adjustments are based upon available information and upon certain assumptions that Smith's management believes are reasonable under the circumstances. The Restated and Pro Forma Condensed Financial Statements should be read in conjunction with the financial statements of Smith and Wilson included or incorporated by reference in this Proxy Statement/Prospectus.

                           SMITH INTERNATIONAL, INC.

            RESTATED AND PRO FORMA CONDENSED STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1994
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                                              SMITH         WILSON          AS
                                                            HISTORICAL    HISTORICAL     RESTATED
                                                            ----------    ----------    ----------
Revenues................................................     $653,901      $369,503     $1,023,404
Costs and Expenses:
  Cost of revenues......................................      432,627       300,570        733,197
  Selling, general and administrative...................      161,170        60,503        221,673
                                                             --------      --------     ----------
          Total costs and expenses......................      593,797       361,073        954,870
                                                             --------      --------     ----------
Income before interest and taxes........................       60,104         8,430         68,534
Interest expense, net...................................        8,572         1,463         10,035
                                                             --------      --------     ----------
Income before taxes and minority interests..............       51,532         6,967         58,499
Income tax provision....................................        6,815         2,779          9,594
Minority interests......................................        8,838            --          8,838
                                                             --------      --------     ----------
Net income..............................................     $ 35,879      $  4,188     $   40,067
                                                             ========      ========     ==========
Earnings per share......................................     $   0.92                   $     0.85
                                                             ========                   ==========
Weighted average common and common equivalent shares
  outstanding...........................................       39,065         7,900         46,965

See accompanying Notes to Restated and Pro Forma Condensed Financial Statements.

                           SMITH INTERNATIONAL, INC.

            RESTATED AND PRO FORMA CONDENSED STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1995
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                          SMITH        WILSON         AS         PRO FORMA
                                        HISTORICAL   HISTORICAL    RESTATED    ADJUSTMENTS(2)   PRO FORMA
                                        ----------   ----------   ----------   --------------   ----------
Revenues..............................   $874,544     $395,934    $1,270,478      $     --      $1,270,478
Costs and Expenses:
  Cost of revenues....................    582,004      325,380       907,384            --         907,384
  Selling, general and
     administrative...................    206,292       64,340       270,632            --         270,632
                                         --------     --------    ----------      --------      ----------
          Total costs and expenses....    788,296      389,720     1,178,016            --       1,178,016
                                         --------     --------    ----------      --------      ----------
Income before interest and taxes......     86,248        6,214        92,462            --          92,462
Interest expense, net.................     12,238        1,877        14,115            --          14,115
                                         --------     --------    ----------      --------      ----------
Income from continuing operations
  before taxes, minority interests and
  cumulative effect of change in
  accounting principle................     74,010        4,337        78,347            --          78,347
Income tax provision..................     12,609          841        13,450            --          13,450
                                         --------     --------    ----------      --------      ----------
Income from continuing operations
  before minority interests and
  cumulative effect of change in
  accounting principle................     61,401        3,496        64,897            --          64,897
Minority interests....................     15,809           --        15,809                        15,809
Cumulative effect of change in
  accounting principle................         --        3,264         3,264        (3,264)             --
                                         --------     --------    ----------      --------      ----------
Net income............................   $ 45,592     $    232    $   45,824      $  3,264      $   49,088
                                         ========     ========    ==========      ========      ==========
Earnings per share....................   $   1.16                 $     0.97                    $     1.04
                                         ========                 ==========                    ==========
Weighted average common and common
  equivalent shares outstanding.......     39,383        7,900        47,283                        47,283

See accompanying Notes to Restated and Pro Forma Condensed Financial Statements.

                           SMITH INTERNATIONAL, INC.

            RESTATED AND PRO FORMA CONDENSED STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1996
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                                            SMITH         WILSON          AS
                                                          HISTORICAL    HISTORICAL     RESTATED
                                                          ----------    ----------    ----------
Revenues..............................................    $1,156,658     $495,248     $1,651,906
Costs and Expenses:
  Cost of revenues....................................       764,596      405,962      1,170,558
  Selling, general and administrative.................       259,542       73,284        332,826
                                                          ----------     --------     ----------
          Total costs and expenses....................     1,024,138      479,246      1,503,384
                                                          ----------     --------     ----------
Income before interest and taxes......................       132,520       16,002        148,522
Interest expense, net.................................        16,445        2,595         19,040
                                                          ----------     --------     ----------
Income before taxes and minority interests............       116,075       13,407        129,482
Income tax provision..................................        26,798        4,554         31,352
Minority interests....................................        24,833           --         24,833
                                                          ----------     --------     ----------
Net income............................................    $   64,444     $  8,853     $   73,297
                                                          ==========     ========     ==========
Earnings per share....................................    $     1.62                  $     1.53
                                                          ==========                  ==========
Weighted average common and common equivalent shares
  outstanding.........................................        39,880        7,900         47,780

See accompanying Notes to Restated and Pro Forma Condensed Financial Statements.

                           SMITH INTERNATIONAL, INC.

            RESTATED AND PRO FORMA CONDENSED STATEMENT OF OPERATIONS
                      NINE MONTHS ENDED SEPTEMBER 30, 1996
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                                              SMITH         WILSON          AS
                                                            HISTORICAL    HISTORICAL     RESTATED
                                                            ----------    ----------    ----------
Revenues..................................................   $819,749      $360,124     $1,179,873
Costs and Expenses:
  Cost of revenues........................................    545,119       295,316        840,435
  Selling, general and administrative.....................    184,509        53,816        238,325
                                                             --------      --------     ----------
          Total costs and expenses........................    729,628       349,132      1,078,760
                                                             --------      --------     ----------
Income before interest and taxes..........................     90,121        10,992        101,113
Interest expense, net.....................................     11,350         1,868         13,218
                                                             --------      --------     ----------
Income before taxes and minority interests................     78,771         9,124         87,895
Income tax provision......................................     17,423         3,102         20,525
Minority interests........................................     16,815            --         16,815
                                                             --------      --------     ----------
Net income................................................   $ 44,533      $  6,022     $   50,555
                                                             ========      ========     ==========
Earnings per share........................................   $   1.12                   $     1.06
                                                             ========                   ==========
Weighted average common and common equivalent shares
  outstanding.............................................     39,823         7,900         47,723

See accompanying Notes to Restated and Pro Forma Condensed Financial Statements.

                           SMITH INTERNATIONAL, INC.

            RESTATED AND PRO FORMA CONDENSED STATEMENT OF OPERATIONS
                      NINE MONTHS ENDED SEPTEMBER 30, 1997
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                                            SMITH         WILSON          AS
                                                          HISTORICAL    HISTORICAL     RESTATED
                                                          ----------    ----------    ----------
Revenues................................................  $1,137,276     $442,800     $1,580,076
Costs and Expenses:
  Cost of revenues......................................     742,777      359,880      1,102,657
  Selling, general and administrative...................     240,559       61,681        302,240
                                                          ----------     --------     ----------
          Total costs and expenses......................     983,336      421,561      1,404,897
                                                          ----------     --------     ----------
Income before interest and taxes........................     153,940       21,239        175,179
Interest expense, net...................................      17,882        2,843         20,725
                                                          ----------     --------     ----------
Income before taxes and minority interests..............     136,058       18,396        154,454
Income tax provision....................................      35,481        5,377         40,858
Minority interests......................................      28,271           --         28,271
                                                          ----------     --------     ----------
Net income..............................................  $   72,306     $ 13,019     $   85,325
                                                          ==========     ========     ==========
Earnings per share......................................  $     1.80                  $     1.78
                                                          ==========                  ==========
Weighted average common and common equivalent shares
  outstanding...........................................      40,158        7,900         48,058

See accompanying Notes to Restated and Pro Forma Condensed Financial Statements.

                           SMITH INTERNATIONAL, INC.

                 RESTATED AND PRO FORMA CONDENSED BALANCE SHEET
                            AS OF SEPTEMBER 30, 1997
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                     ASSETS

                                      SMITH        WILSON         AS         PRO FORMA
                                    HISTORICAL   HISTORICAL    RESTATED    ADJUSTMENTS(3)   PRO FORMA
                                    ----------   ----------   ----------   --------------   ----------
Current Assets:
  Cash and cash equivalents.......  $   19,956    $  2,592    $   22,548      $     --      $   22,548
  Receivables, net................     389,620      93,350       482,970            --         482,970
  Inventories, net................     325,033      91,451       416,484            --         416,484
  Other current assets............      31,534       3,161        34,695            --          34,695
                                    ----------    --------    ----------      --------      ----------
          Total current assets....     766,143     190,554       956,697            --         956,697
Property and equipment, net.......     253,205      40,407       293,612            --         293,612
Goodwill..........................     187,952          --       187,952            --         187,952
Other long-term assets............      46,753      12,683        59,436            --          59,436
                                    ----------    --------    ----------      --------      ----------
Total assets......................  $1,254,053    $243,644    $1,497,697      $     --      $1,497,697
                                    ==========    ========    ==========      ========      ==========

                                 LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Current portion of long-term
     debt.........................  $   77,248    $    790    $   78,038      $     --      $   78,038
  Accounts payable................     103,625      63,230       166,855            --         166,855
  Other current liabilities.......     134,960      11,660       146,620        32,000(b)      178,620
                                    ----------    --------    ----------      --------      ----------
          Total current
            liabilities...........     315,833      75,680       391,513        32,000         423,513
Long-term debt....................     277,517      64,302       341,819            --         341,819
Minority interests................     199,074          --       199,074            --         199,074
Other long-term liabilities.......      23,296       6,468        29,764            --          29,764
Stockholders' equity:
  Common stock....................      40,306       9,789        50,095        (1,889)(a)      48,206
  Additional paid-in capital......     282,448      13,882       296,330          (723)(a)     295,607
  Retained earnings...............     134,788      76,110       210,898       (32,000)(b)     178,898
  Cumulative translation
     adjustment...................     (11,507)         25       (11,482)           --         (11,482)
  Treasury securities.............      (7,702)     (2,612)      (10,314)        2,612(a)       (7,702)
                                    ----------    --------    ----------      --------      ----------
          Total stockholders'
            equity................     438,333      97,194       535,527       (32,000)        503,527
                                    ----------    --------    ----------      --------      ----------
Total liabilities and
  stockholders' equity............  $1,254,053    $243,644    $1,497,697      $     --      $1,497,697
                                    ==========    ========    ==========      ========      ==========

See accompanying Notes to Restated and Pro Forma Condensed Financial Statements.

         NOTES TO RESTATED AND PRO FORMA CONDENSED FINANCIAL STATEMENTS
                                  (UNAUDITED)

NOTE (1) BASIS OF PRESENTATION

     The Restated and Pro Forma Condensed Statements of Operations exclude the impact of non-recurring costs related to the acquisition which will be incurred within the next 12 months. The Restated and Pro Forma Condensed Balance Sheet includes $32.0 million of acquisition-related charges which are expected to be incurred in connection with the Merger. These charges consist primarily of severance, investment banking, legal and accounting costs, as well as amounts expected to be incurred to consolidate the Wilson operations. The Restated and Pro Forma Condensed Financial Statements do not include any cost savings expected to occur as a result of the Merger.

NOTE (2) PRO FORMA ADJUSTMENTS TO THE CONDENSED STATEMENTS OF OPERATIONS

     Wilson adopted Statement of Financial Accounting Standards No. 106 ("SFAS 106"), "Employers' Accounting for Postretirement Benefits Other Than Pensions" on January 1, 1995 in compliance with the reporting rules for non-public companies. This adjustment reflects the impact of including the charge related to SFAS 106 in 1993 in accordance with the requirements for public companies.

NOTE (3) PRO FORMA ADJUSTMENTS TO THE CONDENSED BALANCE SHEET

     (a) Reflects issuance of 7,900,000 shares of Smith Common Stock in exchange for the shares of Wilson under the "pooling-of-interests" method of accounting.

     (b) Reflects accrual of acquisition-related charges associated with the Merger.

                       DESCRIPTION OF SMITH CAPITAL STOCK

     The authorized capital stock of Smith consists of 60,000,000 shares of Smith Common Stock and 5,000,000 shares of preferred stock, par value $1.00 per share. The following description of the capital stock of Smith is subject to the applicable provisions of the Smith Charter and Smith Bylaws, which are incorporated by reference herein.

COMMON STOCK

     Smith is authorized by the Smith Charter to issue 60,000,000 shares of Smith Common Stock, of which 40,332,796 shares were issued and outstanding as of March 6, 1998.

     The holders of shares of Smith Common Stock are entitled to one vote for each share held on all matters submitted to a vote of holders of Smith Common Stock. The Smith Common Stock does not have cumulative voting rights, which means that the holders of a majority of the shares of Smith Common Stock outstanding can elect all the directors if they choose to do so. In such event, the holders of the remaining shares will not be able to elect any directors.

     Each share of Smith Common Stock is entitled to participate equally in dividends, as and when declared by the Smith Board, and in the distribution of assets in the event of liquidation, subject in all cases to any prior rights of outstanding shares of preferred stock. The shares of Smith Common Stock have no preemptive or conversion rights, redemption provisions or sinking fund provisions. The outstanding shares of Smith Common Stock are duly and validly issued, fully paid and nonassessable.

PREFERRED STOCK

     Smith is authorized by the Smith Charter to issue 5,000,000 shares of preferred stock, $1.00 par value per share (the "Smith Preferred Stock"), of which no shares were issued and outstanding as of March 6, 1998. The Smith Board has the authority to issue, without any further action by the stockholders (except as may be required by applicable law or stock exchange regulations), the preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designations, powers, preferences and rights of the shares of each series and the qualifications, limitations and restrictions thereof.

     In connection with Smith's Stockholder Rights Plan (the "Smith Rights Plan"), the Smith Board has authorized the issuance of up to 420,000 shares of Series A Junior Participating Preferred Stock (the "Smith Junior Participating Preferred Stock"). Upon issuance, each share of Smith Junior Participating Preferred Stock is entitled to quarterly cash dividends equal to the greater of $1 or 100 times (subject to antidilution adjustments for stock dividends and stock splits) the aggregate value of all dividends or other distributions declared on a share of Smith Common Stock (other than distributions of Smith Common Stock) since the last quarterly dividend payment date. The Smith Junior Participating Preferred Stock may be redeemed, in whole or in part, at the option of the Smith Board at a cash price per share equal to 100 (subject to antidilution adjustments) multiplied by the average closing sale price of Smith Common Stock for the 10 trading days immediately preceding the date of such redemption.

     Each share of Smith Junior Participating Preferred Stock is entitled to 100 votes (subject to antidilution adjustments) on all matters submitted to a vote of the stockholders of Smith, voting together as one class with Smith Common Stock. In addition, if at any time dividends in an amount equal to six quarterly dividend payments shall have accrued and be unpaid on the Smith Participating Preferred Stock and until dividends have been declared and paid or set apart for payment: (i) the holders of the Smith Junior Participating Preferred Stock shall have the right to elect two members to the Smith Board and (ii) the holders of record of 10% or more of the outstanding Smith Junior Participating Preferred Stock may call a special meeting of the holders of the Smith Junior Participating Preferred Stock, as well as the holders of any other stock entitled to vote with the Smith Junior Participating Preferred Stock, for the election of the directors to be elected by the holders of Smith Junior Participating Preferred Stock. Except as required by applicable law, holders of Smith Junior Participating Preferred Stock have no other special voting rights. Whenever dividends or distributions on the Smith Junior Participating Preferred Stock are in arrears, Smith is prohibited from declaring or paying dividends or distributions on, and Smith and any subsidiary are prohibited from redeeming or acquiring for value, any stock ranking junior as to dividends or upon liquidation. During any such arrearage, Smith may declare or pay dividends on stock ranking on a parity with the Smith Junior Participating Preferred Stock as to dividends or upon liquidation only if declared or paid ratably with the Smith Junior Participating Preferred Stock. During any such arrearage, Smith and any subsidiary are prohibited from redeeming or acquiring for value any such parity stock or any Smith Junior Participating Preferred Stock, except pursuant to an exchange of parity stock for stock ranking junior to the Smith Junior Participating Preferred Stock or pursuant to a purchase offer to the Smith Junior Participating Preferred Stock and holders of parity stock on terms the Smith Board determines to be fair and equitable.

     The outstanding shares of the Smith Junior Participating Preferred Stock may be redeemed, in whole or in part, at the option of the Smith Board at a cash price per share equal to 100 (subject to antidilution adjustments) multiplied by the average closing sale price of Smith Common Stock for the 10 trading days immediately preceding the date of such redemption. Notice of any such redemption shall be given by mailing to the holders of the Smith Junior Participating Preferred Stock a notice of such redemption no later than the 30th day and no earlier than the 60th day before the date fixed for redemption.

     The Smith Junior Participating Preferred Stock ranks junior to all other series of Smith's preferred stock and senior to Smith Common Stock as to the payment of dividends and the distribution of assets, unless the terms of any such series shall provide otherwise.

     Upon any liquidation, dissolution or winding up of Smith, the Smith Junior Participating Preferred Stock is entitled to a liquidation preference of $100 per share plus any accrued but unpaid dividends, subject to the prior rights of any series of preferred stock ranking in liquidation senior to the Smith Junior Participating Preferred Stock. In the event of any shortfall in the assets available for distribution, any such liquidating distribution shall be made ratably to the Smith Junior Participating Preferred Stock and any other series of preferred stock ranking on a parity in proportion to their relative liquidation preferences. Following such payment, no additional liquidating distributions may be made on the Smith Junior Participating Preferred Stock until each share of Smith Common Stock shall have received a distribution equal to the Smith Junior Participating Preferred Stock liquidation preference divided by 100 (subject to antidilution adjustments). Thereafter, any remaining assets shall be distributed to each share of Smith Junior Participating Preferred Stock and each share of Smith Common Stock in the ratio of 100 to 1 (subject to antidilution adjustments).

STOCKHOLDER RIGHTS PLAN; CERTAIN OTHER ANTI-TAKEOVER PROVISIONS

     As more fully described below, the Smith Rights Plan and certain provisions of the Smith Charter may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider to be in such stockholder's best interest.

     On June 19, 1990, the Smith Board adopted the Smith Rights Plan. The Smith Rights Plan provides for a dividend distribution of one preferred stock purchase right ("Right") for each outstanding share of Smith Common Stock, to stockholders of record at the close of business on June 29, 1990. Each right entitles the holder to purchase from the Company at any time following the Distribution Date (as defined below) and prior to the occurrence of a Triggering Event (as defined below) one-hundredth of a share of the Smith Junior Participating Preferred Stock at an exercise price of $50 (subject to adjustment). The Rights are exercisable on the date (the "Distribution Date") of the earlier of (i) ten business days after the date on which there is a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") (a) has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of Smith Common Stock, or (b) if beneficially owning 20% or more of the outstanding shares of Smith Common Stock on June 19, 1990, has acquired, or obtained the right to acquire, beneficial ownership of 1% or more of the outstanding shares of Smith Common Stock, or (ii) ten business days after the date on which a person commences a tender offer or exchange offer that would result in a person or group beneficially owning 20% or more of the outstanding shares of Smith Common Stock.

     If any person or group becomes an Acquiring Person, except pursuant to a tender offer or an exchange offer for all outstanding shares of Smith Common Stock at a price and on terms determined by at least a majority of the independent directors to be at a price which is fair to the stockholders and otherwise in the best interests of Smith and its stockholders (a "Qualifying Offer"), then each Right will thereafter entitle the holder to receive, upon exercise, a number of shares of Smith Common Stock (or, in certain circumstances, cash, property or other securities of Smith) having a value equal to two times the exercise price of the Right, except that any Rights beneficially owned by the Acquiring Person shall be null and void. Additionally, at any time after the date a person becomes an Acquiring Person, Smith is acquired in a merger or other business combination transaction (other than a Qualifying Offer) in which Smith is not the surviving corporation, or 50% or more of the assets or earning power of Smith is sold or transferred (each, a "Triggering Event"), each Right (other than Rights previously voided) will entitle its holder to purchase, at the Right's then current exercise price, shares of common stock of such acquiring person having a value of twice the Right's exercise price.

     Until the Distribution Date, the Rights will be evidenced by the Smith Common Stock certificates and the surrender or transfer of any certificates for Smith Common Stock will also constitute the Rights associated with such Smith Common Stock. The Rights are not exercisable until the Distribution Date and will expire on June 19, 2000, unless earlier redeemed by Smith. The exercise price and the number of shares of Smith Junior Participating Preferred Stock or other securities issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution. Smith will generally be entitled to redeem the Rights at $.01 per Right at any time until the tenth business day (subject to extension) after a person becomes an Acquiring Person.

     Additionally, Smith is subject to Section 203 of the DGCL, which prohibits certain corporations from engaging in a "business combination" (as hereinafter defined) with an "interested stockholder" (defined generally to mean a person who, together with his affiliates owns, or if the person is an affiliate of the corporation did own within the last three years, 15% or more of the outstanding voting stock of the corporation) for a period of three years after the time of the transaction in which the person became an interested stockholder, unless (i) prior to the time of the business combination, the Smith Board approved the business combination or the transaction in which the stockholder became an interested stockholder, (ii) as a result of the business combination, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, or (iii) on or subsequent to the date of the business combination, the Smith Board and the holders of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder approve the business combination. The DGCL defines a "business combination" generally as: (a) a merger or consolidation with the interested stockholder or with any other corporation if the merger or consolidation is caused by the interested stockholder, (b) a sale or other disposition to or with an interested stockholder of assets with an aggregate market value greater than or equal to 10% or more of either the aggregate market value of all assets of the corporation or the aggregate market value of all of the outstanding stock of the corporation; (c) with certain exceptions, any transaction resulting in the issuance or transfer by the corporation or any majority-owned subsidiary of any stock of the corporation or such subsidiary to the interested stockholder; (d) any transaction involving the corporation or a majority-owned subsidiary that has the effect of increasing the proportionate share of the stock of the corporation or any such subsidiary owned by the interested stockholder; or (e) any receipt of the interested stockholder of the benefit of any loans or other financial benefits provided by the corporation or any majority-owned subsidiary.
Section 203 applies only to Delaware corporations that have securities traded on a national securities exchange, authorized for quotation on the National Market System of the Nasdaq Stock Market, Inc. (the "Nasdaq/NMS") or held of record by more than 2,000 stockholders.

     The Smith Charter contains a provision similar to Section 203 of the DGCL, except that it requires a higher percentage of all stockholders voting as a class to approve a business combination, it prohibits business combinations with interested stockholders for only two years, and it contains what is generally referred to as a "fair price provision." The Smith Charter requires the affirmative vote of the holders of at least 75% of the outstanding shares of capital stock entitled to vote on matters submitted to stockholders generally ("voting stock"), voting together as a single class, to approve a "business combination" involving Smith or a subsidiary and any "interested stockholder" or affiliate of an interested stockholder, unless either (i) such business combination does not involve the payment of consideration to the holders of Smith Capital Stock and is approved by a majority of disinterested directors, or
(ii) such business combination is approved by a majority of disinterested directors, the stockholders receive a "fair price" for their Smith securities, and certain other procedural requirements are met. The Smith Charter provides that this provision may not be repealed or amended in any respect except by the affirmative vote of the holders of not less than 75% of the outstanding shares of capital stock entitled to vote generally in the election of Smith directors. For purposes of the Smith Charter, a "business combination" is defined generally as any merger or consolidation of Smith with any interested stockholder or any company affiliated with an interested stockholder, any sale or other disposition or any loan, advance or guarantee, agreement to purchase, agreement to pay, extension of credit or other arrangement for the benefit of an interested stockholder involving any assets, securities or commitments of Smith having an aggregate fair market value of $2,500,000 or more or constitutes 5% of the book value of the total assets or 5% of the stockholders' equity, the adoption of any plan or proposal for the liquidation or dissolution of Smith or for any amendment to Smith's Bylaws, or any reclassification or recapitalization that has the effect of increasing the proportionate share of any class or series of capital stock (or any security convertible into capital stock) that is beneficially by an interested stockholder; and an "interested stockholder" is defined generally as any person (other than Smith or any subsidiary of Smith) who has announced or publicly disclosed a plan or intention to become the beneficial owner of 20% or more of the outstanding voting stock of Smith or is an affiliate of Smith and at any time within the two years prior to the date in questions was the beneficial owner of 20% or more of the outstanding voting stock of Smith.

     The Smith Charter contains certain other provisions that may delay, defer or prevent a tender offer or takeover attempt. The Smith Charter provides that the Smith Board is divided into three classes that are elected for staggered three-year terms, and that stockholders of Smith may only remove a director for cause. The Smith Charter further provides that the stockholders of Smith may not take any action by written consent.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for Smith Common Stock is First Chicago Trust Company of New York.

                        COMPARISON OF STOCKHOLDER RIGHTS

     The rights of shareholders of Wilson are currently governed by the TBCA, the Wilson Articles and the Wilson Bylaws. Upon consummation of the Merger, shareholders of Wilson who receive Smith Common Stock will become stockholders of Smith and their rights will be governed by the DGCL, the Smith Charter and the Smith Bylaws, which differ in certain respects from the TBCA, the Wilson Articles and the Wilson Bylaws. The following is a summary of certain differences between the rights of Wilson shareholders and those of Smith stockholders.

     The following summary does not purport to be a complete description of the rights of shareholders of Wilson or the rights of stockholders of Smith or a comprehensive comparison of such rights, and is qualified in its entirety by reference to the TBCA and the DGCL, to the Wilson Articles and Wilson Bylaws, and to the Smith Charter and Smith Bylaws. For more information on reviewing or obtaining a copy of the charter documents or bylaws of either company, see "AVAILABLE INFORMATION."

VOTING RIGHTS

     All holders of Wilson Common Stock have the right to one vote per share with respect to all matters submitted to a vote of Wilson shareholders.

     Holders of Smith Common Stock are entitled to one vote per share on all matters upon which stockholders are entitled to vote.

AMENDMENTS TO CHARTER AND BYLAWS

     As more fully described below, amendments to the Wilson Articles generally require the approval of holders of a higher percentage of outstanding shares than do amendments to the Smith Charter, while amendments to the Smith Bylaws require the approval of holders of a higher percentage of outstanding shares than do amendments to the Wilson Bylaws.

     Under the TBCA, an amendment to the Wilson Articles generally would require the approval of the holders of two-thirds of the shares entitled to vote thereon, or, if any class is entitled to vote separately thereon, the approval of the holders of two-thirds of the shares of such class entitled to vote thereon and two-thirds of the total shares entitled to vote thereon.

     Under the TBCA and the Wilson Articles, the Wilson Board may alter, amend or repeal the Wilson Bylaws without shareholder approval, although bylaws made by the Wilson Board, and the power conferred upon the Wilson Board to amend such bylaws, may be altered or repealed by the shareholders. The Wilson Bylaws provide that the Wilson Bylaws may be altered, amended, or repealed by the affirmative vote of the holders of a majority of the outstanding stock at any annual meeting, or at any special meeting if notice of the proposed amendment is contained in the notice of said special meeting, or by the affirmative vote of a majority of the Wilson Board at any regular or special meeting, provided such action is described in a notice of such meeting.

     Under the DGCL, amendments to a Delaware corporation's certificate of incorporation must be approved by a resolution of the board of directors declaring the advisability of the amendment, and by the affirmative vote of a majority of the outstanding shares entitled to vote. If an amendment would increase or decrease the number of authorized shares of such class, increase or decrease the par value of the shares of such class or alter or change the powers, preferences or other special rights of a class of outstanding shares so as to affect the class adversely, then a majority of shares of that class also must approve the amendment. The DGCL also permits a corporation to make provision in its certificate of incorporation requiring a greater proportion of voting power to approve a specified amendment. In that regard, the Smith Charter provides that certain provisions may not be amended without the affirmative vote of 75% of the outstanding shares entitled to vote.

     The Smith Charter provides that the Smith Bylaws may be amended or repealed or new bylaws adopted upon the approval of the Smith Board or by the holders of at least 75% of the voting power of all of the then outstanding shares of capital stock entitled to vote generally in the election of directors, voting as a single class. The Smith Bylaws provide that they may be amended only in accordance with the Smith Charter.

BOARD OF DIRECTORS

     The TBCA provides that the board of directors of a Texas corporation shall consist of one or more members as fixed by the articles of incorporation or bylaws. The Wilson Bylaws provide that the Wilson Board shall consist of nine directors, subject to change by amendment to the Wilson Bylaws, provided that the Wilson Board shall consist of at least three members. Members of the Wilson Board are elected at each annual meeting of shareholders for terms expiring at the succeeding annual meeting. Wilson does not have a classified board of directors.

     The DGCL provides that the board of directors of a Delaware corporation shall consist of one or more directors as fixed by the certificate of incorporation or bylaws. The Smith Charter provides that the number of directors shall be not less than six and not more than fifteen and shall be fixed from time to time by resolution duly adopted by the Smith Board. The Smith Charter provides that the directors of Smith will be divided into three classes serving staggered three-year terms such that approximately one-third of the Smith Board is elected each year. Notwithstanding the foregoing, if at any time dividends in an amount equal to six quarterly dividend payments shall have accrued and be unpaid on the Smith Junior Participating Preferred Stock, and until dividends have been declared and paid or set apart for payment, the holders of the Smith Junior Participating Preferred Stock shall have the right to elect two members to the Smith Board.

QUORUM REQUIRED FOR DIRECTORS MEETING

     The TBCA and the DGCL provide that a majority of the total number of directors shall constitute a quorum for the transaction of business, unless the charter or bylaws require a greater number. Both of the Wilson Bylaws and the Smith Bylaws provide that a majority of the number of directors then in office shall constitute a quorum for the transaction of business at directors' meetings.

REMOVAL OF DIRECTORS

     Under the TBCA, a corporation's bylaws or articles of incorporation may provide that at any meeting of shareholders called expressly for that purpose, one or more directors may be removed, with or without cause (subject to certain exceptions for a corporation having a classified board of directors), by a vote of the holders of a specified portion, but not less than a majority, of the shares then entitled to vote in an election of directors. The Wilson Bylaws provide that any director may be removed from office, with or without cause, by a majority vote of the shareholders at any meeting at which a quorum is present.

     The DGCL provides that unless otherwise provided in the certificate of incorporation or bylaws, a director or the entire board of directors of a Delaware corporation may be removed, with or without cause, by the affirmative vote of the holders of a majority of the outstanding shares then entitled to vote at an election of directors. The Smith Charter provides that, subject to the rights of the holders of any series of preferred stock, any or all of the directors may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of a majority of all of the then outstanding shares of capital stock entitled to vote generally in the election of directors, voting as a single class.

NEWLY CREATED DIRECTORSHIPS AND VACANCIES

     Under the TBCA and the Wilson Bylaws, any vacancy occurring on the Wilson Board shall be filled by the affirmative vote of the remaining members of the Wilson Board then in office, even though less than a quorum, provided that any director so elected shall hold office only for the remainder of the term of the director whose departure caused the vacancy. Under the TBCA and the Wilson Bylaws, a directorship created by reason of an increase in the number of directors may be filled by the Wilson Board for a term of office continuing only until the next election of directors (whether at an annual or special shareholders meeting). The TBCA provides that the Wilson Board shall not fill more than two such directorships during the period between two successive annual meetings of shareholders.

     The DGCL provides that unless otherwise provided in the certificate of incorporation or bylaws, vacancies and newly created directorships may be filled by a majority vote of the directors then in office, even if the number of directors then in office is less than a quorum. The Smith Bylaws provide that, subject to the rights of holders of any series of Smith Preferred Stock, any vacancy on the Smith Board resulting from any increase in the number of directors and any other vacancy occurring in the Smith Board may be filled by the Smith Board acting by a majority of the directors then in office, although less than a quorum, for a term that shall coincide with the term of the class to which such director was elected. The Smith Bylaws provide further that no decrease in the number of authorized directors constituting the entire Smith Board shall shorten the term of any incumbent director.

STOCKHOLDER PROPOSALS

     The Wilson Bylaws provide that any business may be transacted at an annual meeting, while only such business stated or indicated in a notice of a special meeting may be transacted at such meetings.

     The Smith Bylaws provide that business may be brought before a meeting of the stockholders of Smith only (i) pursuant to Smith's notice of meeting, (ii) by or at the direction of the Smith Board, or (iii) by a stockholder who, among other things, was a stockholder of record at the time of the giving of notice, is entitled to vote with respect thereto and gives timely notice. To be timely, a stockholder's notice must be received by Smith's Secretary at least 60 days prior to the anniversary date of the immediate preceding annual meeting or not later than 10 days after notice of public disclosure of the date of the annual meeting was given or made to the stockholders, whichever is earlier. The stockholders' notice must set forth
(a) a brief description of the business desired to be brought before the annual meeting, the reasons for conducting such business at the annual meeting and, in the event that such business includes a proposal to amend either the Smith Charter or the Smith Bylaws, the language of the proposed amendment, (b) the name and address of the stockholder proposing such business, (c) a representation that the stockholder is a holder of record of stock of Smith entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such business, and (d) any material interest of the stockholder in such business.

SPECIAL MEETINGS OF STOCKHOLDERS

     As more fully described below, special meetings of shareholders of Wilson may only be called by the board of directors, the chairman of the board, the president, or by shareholders holding at least 10% of shares entitled to vote, while special meetings of the stockholders of Smith are permitted to be called under the Smith Charter and Smith Bylaws only by the board of directors, the chairman of the board, the chief executive officer, the president or the secretary or by any two other officers of Smith.

     Under the TBCA and the Wilson Bylaws, special meetings of the shareholders may be called at any time by the board of directors, the chairman of the board, the president, or holders of at least 10% of the shares entitled to vote at the meeting. The Wilson Bylaws further provide that business transacted at any special meeting shall be confined to the purposes stated in the notice of the meeting.

     Under the Wilson Bylaws, written or printed notice stating the place, day, and hour of each meeting of shareholders, and in case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered not less than 10 nor more than 50 days before the date of the meeting, either personally or by mail, to each shareholder of record entitled to vote at such meeting.

     The DGCL provides that special meetings of stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or bylaws. The Smith Charter and Smith Bylaws provide that special meetings of stockholders may be called by the board of directors, the chairman of the board, the chief executive officer, the president or the secretary, or by any two other officers of Smith. The Smith Bylaws further provide that business transacted at any special meeting shall be confined to the purposes stated in the notice of such special meeting. Additionally, if at any time dividends in an amount equal to six quarterly dividend payments shall have accrued and be unpaid on the Smith Participating Preferred Stock, and until dividends have been declared and paid or set apart for payment, holders of record of 10% or more of the outstanding Smith Junior Participating Preferred Stock may call a special meeting of the holders of the Smith Junior Participating Preferred Stock, as well as the holders of any other stock entitled to vote with the Smith Junior Participating Preferred Stock, for the election of the directors to be elected by the holders of Smith Junior Participating Preferred Stock.

     The DGCL and the Smith Bylaws provide that written notice of every meeting of stockholders stating the place, date, time and, in case of a special meeting, the purposes thereof, shall be given at least 10 but not more than 60 days prior to such meeting to each stockholder of record entitled to vote thereat.

ACTION BY WRITTEN CONSENT

     As more fully described below, any action required to be taken at any annual or special meeting of Wilson's shareholders may be taken without a meeting if a consent in writing setting forth the action taken is signed by all shareholders, whereas no action may be taken by the stockholders of Smith by written consent.

     The TBCA provides that any action required to be taken at an annual or special meeting of shareholders may be taken without a meeting if all shareholders entitled to vote with respect to the action consent in writing to such action or, if the corporation's articles of incorporation so provide, if a consent in writing shall be signed by the holders of shares having not less than the minimum number of votes necessary to take such action at a meeting of shareholders. The Wilson Articles provide that action may be taken only by the unanimous written consent of its shareholders.

     The DGCL provides that, unless otherwise provided in the Smith Charter or the Smith Bylaws, any action required or permitted to be taken at any annual or special meeting of stockholders may be taken, without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. The Smith Charter and the Smith Bylaws provide that any action required to be taken by the stockholders may not be taken by a written consent.

VOTE REQUIRED FOR MERGER

     As more fully described below, the affirmative vote of two-thirds of the outstanding shares entitled to vote thereon is generally required in order to effect a merger of Wilson, whereas the affirmative vote of a majority of the outstanding stock entitled to vote thereon is generally required in order to effect a merger of Smith.

     Unless the board of directors requires a greater vote, the TBCA generally requires the affirmative vote of the holders of at least two-thirds of the shares entitled to vote to approve a merger, or if any class of shares is entitled to vote as a class on the approval of a merger, the affirmative vote of the holders of at least two-thirds of the shares in each such class and the affirmative vote of the holders of at least two-thirds of the shares otherwise entitled to vote. Similar voting requirements apply for share exchanges or conversions. The TBCA does not require a vote by the shareholders of the surviving corporation if after the merger (i) the articles of incorporation of the surviving corporation will not differ from its articles of incorporation before the merger; (ii) each shareholder of the surviving corporation whose shares were outstanding immediately prior to the effective date of the merger will hold the same number of shares, with identical designations, preferences, limitations and relative rights immediately after the merger; (iii) the voting power of the number of voting shares outstanding immediately after the merger, plus the voting power of the number of voting shares issuable as a result of the merger, will not exceed by more than 20% the voting power of the total number of voting shares of the surviving corporation before the merger; (iv) the number of participating shares outstanding immediately after the merger, plus the number of participating shares issuable as a result of the merger, will not exceed by more than 20% the total number of participating shares of the surviving corporation outstanding immediately before the merger; and (v) the board of directors of the surviving corporation adopts a resolution approving the plan of merger. The Wilson Articles do not contain any provisions relating to shareholder approval of mergers.

     The DGCL requires approval of the board of directors and the affirmative vote of a majority of the outstanding stock entitled to vote thereon in order to effect a merger. Unless required by its certificate of incorporation, no stockholder vote is required of a corporation surviving a merger if (i) such corporation's certificate of incorporation is not amended by the merger; (ii) each share of stock of such corporation will be an identical share of the surviving corporation after the merger; and (iii) either no shares are to be issued by the surviving corporation or the number of shares to be issued in the merger does not exceed 20% of such corporation's outstanding common stock immediately prior to the effective date of the merger. The Smith Charter does not contain any provisions relating to stockholder approval of mergers.

VOTE REQUIRED FOR SALE OF ASSETS

     As more fully described below, the affirmative vote of two-thirds of the outstanding shares entitled to vote thereon is generally required in order to approve the sale, lease or exchange of all or substantially all of Wilson's assets, while the affirmative vote of a majority of the outstanding stock entitled to vote thereon is generally required in order to approve the sale, lease or exchange of all or substantially all of Smith's assets.

     The TBCA generally requires the affirmative vote of the holders of at least two-thirds of the shares entitled to vote to approve the sale, lease, exchange or other disposition of all or substantially all the corporation's assets if other than in the usual and regular course of business, or if any class of shares is entitled to vote as a class on the approval of a sale, lease, exchange or other disposition of all or substantially all the corporation's assets, the vote required for approval of such transaction is the affirmative vote of the holders of at least two-thirds of the shares in each such class and the affirmative vote of the holders of at least two-thirds of the shares otherwise entitled to vote. The TBCA does not require shareholder approval of a sale of assets in the usual and regular course of business unless otherwise specified in the articles of incorporation. Under the TBCA, a sale of assets shall be deemed to be in the usual and regular course of business if the corporation shall, directly or indirectly, either continue to engage in one or more businesses or apply a portion of the consideration received in connection with the transaction to the conduct of a business in which it engages following the transaction. The Wilson Articles do not contain any provisions relating to shareholder approval of such dispositions.

     The DGCL requires approval of the board of directors and the affirmative vote of a majority of the outstanding stock entitled to vote thereon in order to approve the sale, lease or exchange of all or substantially all of the corporation's assets, including its goodwill and its corporate franchise. The Smith Charter does not contain any provisions relating to stockholder approval of such dispositions.

BUSINESS COMBINATIONS

     As more fully described below, the TBCA and the DGCL, contain provisions applicable to Wilson and Smith, respectively, that, subject to certain exceptions, prohibit certain business combinations with interested shareholders. Additionally, the Smith Charter contains a provisions similar to the DGCL business combination law. These provisions may have the effect of delaying, deferring or preventing a change in control or acquisition of Wilson or Smith by means of a tender offer, a proxy contest or otherwise.

     Wilson is subject to Part Thirteen of the TBCA, known as the "Texas Business Combination Law," which became effective September 1, 1997. In general, the Texas Business Combination Law provides that an "issuing public corporation" shall not, directly or indirectly, enter into or engage in a "business combination" with an "affiliated shareholder" (or its affiliates or associates) during the three-year period immediately following the date on which the affiliated shareholder first became an affiliated shareholder, unless (a) before the date such person became an affiliated shareholder, the board of directors of the issuing public corporation approved the business combination or the acquisition of shares that caused the affiliated shareholder to become an affiliated shareholder, or (b) not less than six months after the date such person became an affiliated shareholder, the business combination was approved by the affirmative vote of holders of at least two-thirds of the issuing public corporation's outstanding voting shares not beneficially owned by the affiliated shareholder or its affiliates at a meeting of shareholders and not by written consent. For the purposes of the foregoing, an "affiliated shareholder" is defined generally as a person that is or was within the proceeding three-year period the beneficial owner of 20% or more of a corporation's outstanding voting shares; a "business combination" is defined generally to include (i) mergers, share exchanges or conversions involving an affiliated shareholder, (ii) dispositions of assets involving a value equal to 10% or more of the market value of the assets or of the outstanding common stock or representing 10% or more of the earning power or net income of the corporation, (iii) certain issuances or transfers of securities by the corporation to an affiliated shareholder other than on a pro rata basis, (iv) certain plans or agreements relating to a liquidation or dissolution of the corporation involving an affiliated shareholder, (v) certain reclassifications, recapitalizations, distributions or other transactions that would have the effect of increasing an affiliated shareholder's percentage ownership of the corporation, or (vi) the receipt of tax, guarantee, loan or other financial benefits by an affiliated shareholder other than proportionately as a shareholder of the corporation; and an "issuing public corporation" in generally defined as a Texas corporation that has 100 or more shareholders, a class of its voting shares registered under the Exchange Act, or a class of its voting shares qualified for trading in a national market system.

     As previously discussed, Smith is subject to Section 203 of the DGCL, which, subject to certain exceptions, prohibits a corporation which has securities traded on a national securities exchange, authorized for quotation on the Nasdaq/NMS or held of record by more than 2,000 stockholders from engaging in certain business combinations, including a merger, sale of a threshold percentage of the corporation's assets, loan or issuance of stock, with an interested stockholders, or an interested stockholder's affiliates or associates, for a three-year period beginning on the date the interested stockholder acquires 15% or more of the outstanding voting stock of the corporation. Furthermore, the Smith Charter contains a provision similar to
Section 203 of the DGCL, except that it requires a higher percentage of all stockholders voting as a class to approve a business combination, it prohibits business combinations with interested stockholders for only two years, and it contains what is generally referred to as a "fair price provision." See "Description of Smith Capital Stock -- Certain Anti-takeover Defenses."

STOCKHOLDER RIGHTS PLAN

     The Smith Rights Plan adopted by the Smith Board may have the effect of delaying, deferring or preventing a change in control or acquisition of Smith. The Rights distributed under the Smith Rights Plan provide holders with right to purchase one-hundredth of a share of the Smith Junior Participating Preferred Stock at an exercise price of $50 (subject to adjustment) if any person or group becomes an Acquiring Person or any person commences a tender or exchange offer that would result in such person becoming an Acquiring Person. If a person or group becomes an Acquiring Person, the Rights further provide holders (other than the Acquiring Person) with the right to purchase a number of shares of Smith Common Stock having a value equal to two times the exercise price of the Right. Additionally, if at any time after the date a person becomes an Acquiring Person, Smith is acquired in a merger or other business combination transaction in which Smith is not the surviving corporation (other than a Qualifying Offer), or 50% or more of the assets or earning power of Smith is sold or transferred, each Right (other than Rights previously voided) will entitle its holder to purchase shares of common stock of such acquiring person having a value of twice the Right's exercise price.

     Wilson has not adopted a shareholders rights plan.

PREEMPTIVE RIGHTS; CUMULATIVE VOTING

     Neither the shareholders of Wilson nor the stockholders of Smith have any preemptive rights to acquire unissued shares of capital stock or any rights to cumulative voting with respect to the election of directors.

SUPERMAJORITY VOTING PROVISIONS

     As previously discussed, the TBCA requires the approval of holders of at least two-thirds of the outstanding shares of capital stock of a corporation entitled to vote to amend its articles of incorporation, enter into a merger or to sell all or substantially all of its assets. Neither the Wilson Bylaws nor the Wilson Articles contain any additional supermajority voting requirements.

     As previously discussed, the DGCL requires the affirmative vote of the holders of not less than two-thirds of outstanding voting stock of a corporation to approve certain business combinations. The Smith Charter further requires an affirmative vote of the holders of not less than 75% of the total voting power of all outstanding shares of capital stock of Smith in order to (i) approve certain business combinations, (ii) amend certain provisions of the Smith Charter, and (iii) repeal, alter, amend or rescind the Smith Bylaws.

DISSENTERS' RIGHTS

     As more fully described below, both the TBCA and the DGCL contain provisions that, subject to certain limitations and exceptions, permit stockholders to demand dissenters' rights in connection with mergers and certain other transactions. However, the dissenters' rights provisions of the DGCL do not apply to holders of Smith Common Stock.

     Under Article 5.11 of the TBCA, a shareholder generally has the right to dissent from any merger to which the corporation is a party, from any sale of all or substantially all assets of the corporation, or from any plan of exchange and to receive fair value for his or her shares. However, dissenters' rights are not available with respect to a plan of merger in which there is a single surviving corporation, or with respect to any plan of exchange, if (i) the shares held by the shareholder are part of a class or series, shares of which are listed on a national securities exchange or the Nasdaq Stock Market, designated on the Nasdaq/NMS or held of record by not less than 2,000 holders on the record date fixed to determine the shareholders entitled to vote on the plan of merger or the plan of exchange, (ii) the shareholder is not required by the terms of the plan of merger or plan of exchange to accept for the shareholder's shares any consideration that is different than the consideration (other than cash in lieu of fractional shares) to be provided to any other holder of shares of the same class or series held by such shareholder, and (iii) the shareholder is not required by the terms of the plan of merger or plan of exchange to accept for his or her shares any consideration other than (a) shares of a corporation that, immediately after the effective time of the merger or exchange, will be part of a class or series of shares that are (1) listed, or authorized for listing upon official notice of issuance, on a national securities exchange, (2) approved for quotation on the Nasdaq/NMS, or (3) held of record by not less than 2,000 holders, and (b) cash in lieu of fractional shares otherwise entitled to be received.

     Section 262 of the DGCL provides stockholders with appraisal rights for certain mergers and consolidations. Appraisal rights are not available to holders of (i) shares listed on a national securities exchange, quoted on Nasdaq/NMS or held of record by more than 2,000 stockholders or (ii) shares of the surviving corporation of the merger, if the merger did not require the approval of the stockholders of such corporation, unless in either case, the holders of such stock are required pursuant to the merger to accept anything other than (A) shares of stock of the surviving corporation, (B) shares of stock of another corporation which are also listed on a national securities exchange, Nasdaq/NMS or held by more than 2,000 holders, (C) cash in lieu of fractional shares of such stock. Because shares of Smith Common Stock are listed on a national securities exchange, the provisions of Section 262 of the DGCL do not apply to holders of shares of Smith Common Stock.

LIMITATIONS ON DIRECTOR LIABILITY

     As more fully described below, the Smith Charter contains provisions that, subject to certain exceptions and limitations, limit the liability of officers and directors to the corporation and its stockholders, while the Wilson Articles do not contain such provisions.

     Under the DGCL and the Smith Charter, directors shall not be personally liable to Smith or any stockholder for monetary damages for breach of fiduciary duty as a director, except (i) for any breach of the director's duty of loyalty to Smith or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) for intentional or negligent payment of unlawful dividends or stock redemptions; or
(iv) for any transaction from which the director derived an improper personal benefit. The Smith Charter further provides that if the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors of Smith, then the liability of the directors of Smith shall be eliminated or limited to the fullest extent permitted by the DGCL. In addition, the Smith Charter provides that any repeal or modification of the foregoing provisions of the Smith Charter shall be prospective only and shall not adversely affect any limitation on the personal liability of a director of Smith existing at the time of such repeal or modification.

INDEMNIFICATION

     Under Article 2.02-1 of the TBCA and the Wilson Bylaws, each current and former director and officer of Wilson, or each person who served at request as a director or officer of a subsidiary of Wilson, shall be indemnified by Wilson for liabilities imposed upon him, expenses reasonably incurred by him in connection with any claim made against him, or any action, suit or proceeding to which he may be a party by reason of being or having been a director or officer, and for any reasonable settlement of any such claim, action, suit or proceeding. The Wilson Bylaws provide that no director or officer shall be indemnified with respect to matters as to which he was adjudged in such action, suit or proceeding to be liable for negligence or misconduct in performance of his duties, or with respect to any matters which shall be settled by the payment of sums which counsel selected by the Wilson Board shall not deem reasonable payment made primarily with a view to avoiding expenses of litigation, or with respect to matters for which such indemnification would be against public policy. The TBCA further provides that a corporation may undertake any indemnification of a director or officer only if it is determined that such person (i) conducted himself in good faith, (ii) reasonably believed that, in the case of conduct in his official capacity as a director, that his conduct was in the corporation's best interests, and in all other cases, that his conduct was at least not opposed to the corporation's bests interests, and (iii) in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful, and that a corporation must indemnify a director against reasonable expenses incurred by him in connection with a proceeding in which he is a named defendant because he is or was a director if he has been wholly successful in the defense of the proceeding. The TBCA provides that Texas corporations may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of such corporation for any liability asserted against him, whether or not the corporation would have the power to indemnify him against liability under the TBCA.

     Under Section 145 of the DGCL and the Smith Charter and Smith Bylaws, Smith shall indemnify any person made a party or threatened to be made a party to any type of proceeding (other than an action by or in the right of the corporation) because he or she is or was an officer, director or employee of Smith, or was serving at the request of Smith as a director, officer, employee or agent of another corporation or entity, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such proceeding: (i) if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation; or (ii) in the case of a criminal proceeding, such person had no reasonable cause to believe that his or her conduct was unlawful. Smith shall indemnify any person made a party or threatened to be made a party to any threatened, pending or completed action or suit brought by or in the right of the corporation because such person was an officer, director employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other entity, against expenses actually and reasonably incurred in connection with such action or suit if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that there may not be such indemnification if the person is found liable to the corporation unless, in such a case, the court determines the person is fairly and reasonably entitled thereto. Additionally, the DGCL provides that a corporation must indemnify a director or officer against expenses (including attorneys' fees) actually and reasonably incurred if such person successfully defends himself or herself in a proceeding to which such person was a party because he or she was a director or officer of the corporation. The DGCL and the Smith Charter further provide that Smith may purchase and maintain insurance on behalf of any director, officer, employee or agent of Smith against any liability asserted against such person and incurred by such person in any such capacity, whether or not Smith would have the power to indemnify such person against such liability.

DIVIDENDS

     Under the TBCA, the board of directors of a corporation may authorize and the corporation may make distributions; provided, that a distribution may not be made if (i) after giving effect to the distribution, the corporation would be insolvent or (ii) the distribution exceeds the surplus of the corporation. Notwithstanding the limitations on distributions set forth in clauses (i) and
(ii) above, a corporation may make a distribution involving a purchase or redemption of any of its own shares if the purchase or redemption is made by the corporation to: (i) eliminate fractional shares, (ii) collect or compromise indebtedness owed by or to the corporation, (iii) pay dissenting shareholders entitled to payment for their shares under the TBCA or (iv) effect the purchase or redemption of redeemable shares in accordance with the TBCA.

     Under the DGCL, a corporation may, subject to restrictions in its certificate of incorporation, pay dividends out of surplus or out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year. Dividends out of net profits may not be paid when the capital of the corporation amounts to less than the aggregate amount of capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets.

             MARKET PRICE OF COMMON STOCK AND DIVIDEND INFORMATION

     Smith Common Stock is traded on the NYSE and the Pacific Stock Exchange under the symbol "SII." The following table sets forth the high and low sales prices of Smith Common Stock for the calendar quarters indicated, as reported in The Wall Street Journal's NYSE Composite Transactions Reports.

                               SMITH COMMON STOCK

                                                                   MARKET PRICE
                                                              ----------------------
                  YEAR ENDED DECEMBER 31,                       HIGH          LOW
                  -----------------------                       ----          ---
1998
First Quarter (through March 9, 1998).......................    $62           $46 1/4
1997
First Quarter...............................................     49 1/2        38 1/2
Second Quarter..............................................     61 3/4        42 5/8
Third Quarter...............................................     81            60 3/4
Fourth Quarter..............................................     87 7/8        53 5/8
1996
First Quarter...............................................     25 1/2        19 7/8
Second Quarter..............................................     33 3/8        24 3/8
Third Quarter...............................................     36 5/8        29 3/8
Fourth Quarter..............................................     48            35 1/4

     On January 16, 1998, the last trading day prior to the public announcement of the Merger, the closing sale price of Smith Common Stock as reported by the NYSE was $52 7/8 per share. On March 9, 1998, the closing sale price per share of Smith Common Stock was $54 9/16.

     Smith has not paid dividends on the Smith Common Stock since the first quarter of 1986 and does not currently intend to pay any cash dividends in the foreseeable future. The determination of the amount of future cash dividends to be declared and paid on Smith Common Stock, if any, will depend upon Smith's financial condition, earnings and cash flow from operations, the level of its capital expenditures, its future business prospects and other factors that the Smith Board deems relevant. In addition, Smith's debt agreements contain covenants restricting the payment of cash dividends to Smith's common stockholders based on net earnings and operating cash flow formulas as defined.

     Following the Merger, shares of Smith Common Stock will continue to be traded on the NYSE and the Pacific Stock Exchange under the symbol "SII."

     Shareholders are advised to obtain current market quotations for Smith Common Stock. No assurance can be given as to the market price of Smith Common Stock at or after consummation of the Merger.

     There is no active trading market for Wilson Common Stock. For information concerning dividends paid by Wilson, see "Information Concerning
Wilson -- Market for Wilson Common Stock."

                         INFORMATION CONCERNING WILSON

BUSINESS OF WILSON

 General

     Founded in 1921, Wilson is a diversified supplier, servicer and manufacturer serving the international petroleum and petrochemical industries. Wilson also serves the MRO and engineering and construction markets in the United States. Wilson's operations are conducted through its principal operating division, Wilson Supply Company, and Wilson's wholly owned subsidiary, Houston Engineers, Inc. Wilson Supply operates an extensive network of supply branches, service centers and sales offices through which it markets pipe, valves, fittings and other capital and expendable maintenance products throughout the world, predomi-nantly in the Western Hemisphere. HE is a worldwide supplier of downhole tools specializing in the design, development and manufacture of drilling and fishing tools.

     Wilson Supply Division

     General. Wilson Supply, the flagship of Wilson, is one of the oldest and largest independently-owned oilfield supply companies in the world operating a network of 68 supply branches and service points and 11 sales offices throughout the United States, and a worldwide network of sales representatives. The majority of Wilson Supply's operations are focused on the domestic distribution of general oil and gas supplies and equipment, handling more than 30,000 individual line items from more than 350 manufacturers. The remainder of its operations are primarily divided between its tubular products (including casing, tubing and drill pipe and line pipe), international product offerings (maintained by skilled professionals fluent in Arabic, French, German, Italian and Spanish and employee sales representatives in 30 countries around the world) and automated valve products (including valve, actuator and control packages). Wilson Supply's diverse customer base includes refining and chemical companies, pipeline companies, engineering and construction companies, mining companies, utilities and pulp and paper mills in the downstream sector, in addition to major integrated oil companies, independent exploration and production companies, drilling contractors and other oilfield service companies in the upstream sector.

     Wilson Supply International (U.K.) Limited. WSI, a wholly owned subsidiary of Wilson, primarily serves Wilson's distribution customers in the North Sea Region, Europe and the Middle East from its headquarters in Otford, England and maintains supply branches at Great Yarmouth and Birmingham, England and Aberdeen and Glasgow, Scotland. In addition to its access to the computer-controlled inventory of Wilson, WSI also supplies offshore coatings and surface preparations and coatings application equipment.

     Business Strategy. Wilson Supply's business strategy is to enhance its leadership position and earnings performance in each of the diverse markets it serves. Wilson intends to accomplish this strategy by: (i) capitalizing on its traditional strength in the upstream market segment; (ii) expanding its presence in the downstream market segment; (iii) leveraging its alliance relationships with the expanded application of electronic commerce, integrated supply initiatives and strategic outsourcing opportunities; (iv) expanding its customer base in the "oil country tubular goods" market segment; (v) continuing the expansion of its product offerings through growth of its Automated Valve Products business unit; (vi) maintaining its position as a leading supplier of integrated export services and contract procurement services for its broad base of international customers; and (vii) increasing its focus on quality improvement.

     Houston Engineers, Inc.

     General. HE is a worldwide supplier of downhole tools to the petroleum industry specializing in the design, development and manufacture of drilling and fishing tools. The HYDRA-JAR(R) tool, the Drilling Accelerator(R) tool and the Reversing tool are three products that HE manufactures and rents, both domestically and internationally. HE has 11 domestic service locations, one domestic manufacturing plant, two international joint ventures, two overseas subsidiaries and 47 overseas sales and service representatives.

     Business Strategy. HE's business strategy is to use its personnel, skills and technology to grow by providing differentiated, quality products and services which meet the needs of its customers. HE intends to accomplish this strategy by: (i) emphasis on global distribution of its products; (ii) continued commitment to research and development efforts for the development and marketing of innovative products; (iii) continued development and improvement of its existing products; (iv) focusing on superior customer service; (v) commitment to quality improvement; and (vi) continued international expansion through joint ventures, subsidiaries and service representatives.

 Competition

     The oilfield equipment supply industry is highly competitive. Generally, competition involves numerous factors including price, experience, customer service, equipment availability and suitability, efficiency, reputation and customer relations. Wilson markets its products and services to exploration and production companies as well as to companies with operations in the refining, chemical and pipeline segments of the petroleum industry and as a result is considered to be both an "upstream" and "downstream" competitor. Fluctuations in the demand for Wilson's products and services from customers with operations in these segments tend to offset each other and helps to provide Wilson with a diversified revenue base. Wilson's management estimates that Wilson Supply was one of the top tier providers in 1996 of line pipe, valves, fittings and flanges to downstream customers, one of the top three providers of such items and rig supplies to upstream customers and believes it is the only full line service provider for the entire hydrocarbon production/ consumption cycle. Wilson also believes that HE is the worldwide leader in drilling jars and Accelerator(R) tools, second in fishing jar and Accelerator(R) tool rentals in the U.S. and third in international sales of fishing equipment.

     Wilson's Dependence on Oil and Gas Industry. Wilson's business and operations are dependent on conditions in the oil and gas (including petrochemical) industry. There can be no assurance that current levels of expenditures in the oil and gas industry will be maintained or that demand for Wilson's products and services will reflect the level of such expenditures. In recent years, oil and gas prices have been volatile and have reacted to actual and perceived changes in demand and supply of oil and natural gas. In this regard, there have been recent declines in the prevailing prices of oil and natural gas as well as uncertainties as to the effect of the recent economic downturn in Asia on world demand for oil. A significant or prolonged decline in future oil and gas prices likely would result in reduced expenditures in the oil and gas industry and a decline in the demand for Wilson's products. Such reduced activity could have a material adverse effect on Wilson's financial condition and results of operations.

 Customers

     Wilson maintains a widely diverse customer base in both the upstream and downstream market sectors. During the year ended December 31, 1996, Wilson's top 25 customers accounted for approximately 36% of Wilson's total consolidated revenues with no single customer accounting for more than 5% of Wilson's total consolidated revenues. Wilson Supply has also developed relationships with certain "alliance customers" whereby Wilson Supply acts as a preferred supplier to such customers of a variety of products and services, some of which were historically provided by the customer rather than its suppliers.

 Employees

     As of September 30, 1997, Wilson had approximately 1,128 employees. Wilson has consistently focused on maintaining a stable, productive workforce. In general, Wilson's management feels that its workforce mirrors the stability of its senior management, many of whom have been with Wilson for 15 years or more. None of Wilson's employees are members of labor unions.

LEGAL PROCEEDINGS

     In the normal course of its business, Wilson from time to time is involved in routine litigation. Wilson's management is not aware of any pending or threatened legal proceedings which, upon resolution, would have a material adverse effect upon Wilson's financial condition, results of operations or cash flows.

MARKET FOR WILSON COMMON STOCK

     This is no active public trading market for Wilson Common Stock. As of March 9, 1998, Wilson Common Stock was held by 185 holders of record. The number of record holders does not bear any relationship to the number of beneficial owners of Wilson Common Stock.

     The following table sets forth the amount of quarterly cash dividends paid by Wilson to holders of Wilson Common Stock.

                              WILSON COMMON STOCK

               FISCAL YEAR ENDED DECEMBER 31,                 DIVIDENDS
               ------------------------------                 ---------
1998
First Quarter...............................................    $0.25
1997
First Quarter...............................................     0.25
Second Quarter..............................................     0.25
Third Quarter...............................................     0.25
Fourth Quarter..............................................     0.25
1996
First Quarter...............................................     0.25
Second Quarter..............................................     0.25
Third Quarter...............................................     0.25
Fourth Quarter..............................................     0.25

SELECTED FINANCIAL DATA

     The following selected financial information for each of the five years in the period ended December 31, 1996 has been derived from the audited consolidated financial statements of Wilson. The selected financial data for the nine months ended September 30, 1996 and 1997 have been derived from the unaudited consolidated financial statements of Wilson and include all adjustments (consisting only of normal recurring adjustments) that Wilson management considers necessary for a fair presentation of the interim periods. Results for the interim periods are not necessarily indicative of results for the full year. The financial information set forth below should be read in conjunction with the historical consolidated financial statements of Wilson, the related notes and other financial information set forth in this Proxy Statement/Prospectus.

                            WILSON INDUSTRIES, INC.
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                                NINE MONTHS
                                                 YEARS ENDED DECEMBER 31,                   ENDED SEPTEMBER 30,
                                  -------------------------------------------------------   -------------------
                                    1992         1993       1994       1995        1996       1996       1997
                                  --------     --------   --------   --------    --------   --------   --------
STATEMENT OF OPERATIONS DATA:
Net sales.......................  $285,327     $370,954   $369,503   $395,934    $495,248   $360,124   $442,800
Gross profit....................    50,767       70,180     68,933     70,554      89,286     64,808     82,920
Income (loss) before interest
  and taxes.....................      (802)       9,670      8,430      6,214      16,002     10,992     21,239
Income (loss) from continuing
  operations....................      (623)       5,889      4,188      3,496       8,853      6,022     13,019
Net income (loss)...............  $   (354)(1) $  5,889   $  4,188   $    232(2) $  8,853   $  6,022   $ 13,019
Income (loss) per share from
  continuing operations.........  $  (1.61)    $  15.33   $  10.95   $   9.15    $  23.31   $  15.80   $  34.69
Dividends declared and paid.....       348          230        383        382         380        295        282
OTHER DATA:
Depreciation and amortization...  $  6,092     $  5,797   $  6,539   $  7,847    $  9,347   $  5,940   $  7,445
Capital expenditures, net(3)....     7,017        4,911      9,790      8,675      13,295      7,926     21,848
BALANCE SHEET DATA:
Current assets..................  $ 94,939     $118,753   $126,775   $147,980    $176,845   $146,207   $190,554
Total assets....................   118,889      140,798    154,056    178,293     212,680    177,972    243,644
Current liabilities.............    40,428       52,118     52,307     67,705      88,263     59,036     75,680
Long-term debt..................    10,100       14,900     22,700     26,900      32,197     32,251     64,302
Stockholders' equity............    67,943       72,114     76,652     75,885      85,657     81,096     97,118

------------------

(1) Net loss for 1992 includes an extraordinary tax credit of $269.

(2) Net income for 1995 includes a $3,264 charge (net of tax benefit of $1,681) for the cumulative effect of change in accounting for postretirement benefits.

(3) Capital expenditures are presented net of any proceeds arising from sales of fixed asset equipment replaced.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion is intended to assist readers in understanding Wilson's financial performance during the periods presented and significant trends which may impact Wilson's future performance. It should be read in conjunction with the consolidated financial statements of Wilson, and the notes thereto, and "Information Concerning Wilson -- Selected Financial Data."

  Net Sales by Business Unit

     The following table presents net sales information by business unit for the periods shown (dollars in thousands):

                                         YEARS ENDED DECEMBER 31,                         NINE MONTHS ENDED SEPTEMBER 30,
                       ------------------------------------------------------------   ---------------------------------------
                              1994                 1995                 1996                 1996                 1997
                       ------------------   ------------------   ------------------   ------------------   ------------------
                        AMOUNT    PERCENT    AMOUNT    PERCENT    AMOUNT    PERCENT    AMOUNT    PERCENT    AMOUNT    PERCENT
                       --------   -------   --------   -------   --------   -------   --------   -------   --------   -------
Wilson Supply and
  WSI................  $339,747      92%    $355,961      90%    $450,026      91%    $327,739      91%    $397,725      90%
HE...................    29,756       8       39,973      10       45,222       9       32,385       9       45,075      10
                       --------     ---     --------     ---     --------     ---     --------     ---     --------     ---
Total................  $369,503     100%    $395,934     100%    $495,248     100%    $360,124     100%    $442,800     100%
                       ========     ===     ========     ===     ========     ===     ========     ===     ========     ===

     Wilson Supply Company and Wilson Supply International (U.K.) Limited. Net sales for the nine months ended September 30, 1997 increased $70.0 million, or 21%, from the same period in 1996. The increase resulted primarily from strong activity in the oil and gas markets and an overall increase in business with Wilson Supply's major alliance customers. Net sales for fiscal 1996 increased $94.1 million, or 26%, over fiscal 1995. The increase is directly related to improved rig count which was driven by increased demand and stability of the price for oil and gas. During fiscal 1995 several of Wilson Supply's major customers consolidated their supplier base and as a result net sales for fiscal 1995 increased $16.2 million, or 5%, over fiscal 1994.

     Houston Engineers, Inc. Net sales for the nine months ended September 30, 1997 increased $12.7 million, or 39%, from the nine months ended September 30, 1996. The increase in net sales over the same period in 1996 resulted from the expansion of HE's fleet of rental tools to meet the demands of international drilling and exploration markets. Net sales for fiscal 1996 increased $5.2 million or 13% from fiscal 1995. The increase in net sales over fiscal 1995 was the result of an improved worldwide rig count. Net sales for fiscal 1995 increased $10.2 million, or 34%, over 1994. The increase was due to HE's purchase of the Wilson Downhole Services division from its parent, Wilson, and an increased presence in the international marketplace.

  Nine Months 1997 Versus Nine Months 1996

     For the periods indicated, the following table summarizes the results of Wilson and presents these results as a percentage of net sales (dollars in thousands):

                                                                NINE MONTHS ENDED SEPTEMBER 30,
                                                            ---------------------------------------
                                                                   1996                 1997
                                                            ------------------   ------------------
                                                             AMOUNT    PERCENT    AMOUNT    PERCENT
                                                            --------   -------   --------   -------
Net sales.................................................  $360,124     100%    $442,800     100%
                                                            --------     ---     --------     ---
Gross profit..............................................    64,808      18       82,920      19
Operating expenses........................................    56,295      15       64,861      15
                                                            --------     ---     --------     ---
Operating income..........................................     8,513       3       18,059       4
Equity in earnings of joint ventures......................     1,559      --        1,715      --
Other income, net.........................................       920      --        1,465      --
                                                            --------     ---     --------     ---
Income before interest and taxes..........................    10,992       3       21,239       4
Interest expense, net.....................................     1,868      --        2,843      --
Income tax provision......................................     3,102       1        5,377       1
                                                            --------     ---     --------     ---
Net income................................................  $  6,022       2%    $ 13,019       3%
                                                            ========     ===     ========     ===

     Net sales in 1997 increased $82.7 million, or 23%, from the same period in 1996 as Wilson experienced growth across all business units. The improvement for 1997 is primarily attributable to growth in the distribution business unit's sales of tubular products in the United States and an expansion of HE's rental tool fleet.

     Gross profit in 1997 increased $18.1 million, or 28%, from the same period in 1996. The increase in gross margin from 18% for 1996 to 19% in 1997, primarily resulted from improved product pricing related to an improvement in market conditions.

     Operating expenses, consisting of selling, general and administrative expenses, in 1997 increased $8.6 million or 15% from the same period in 1996 due to increased variable selling costs associated with the higher level of net sales.

     Equity in earnings of joint ventures, representing Wilson's 50% interest in Weir-HE and a 30% interest in a joint operating agreement between HE and Nirvana Oilfield Supplies Limited, S.A. ("NOS"), increased $0.2 million on increased profitability of these interests.

     Other income, net is composed primarily of royalties and other miscellaneous items.

     Interest expense, net, increased $1.0 million over the prior year's same nine month period related to an increased level of borrowing to fund the business' expansion.

     The effective tax rate for the nine months ended September 30, 1997 approximated 29.2% which is lower than the prior period's effective tax rate and the United States statutory rate. The effective tax rate differed from both the prior period's and the statutory rate due to (i) the establishment of a foreign sales corporation, a portion of the income from which is exempt from federal income tax, (ii) an increase in the tax rate provided from 34% to 35%, resulting in a tax benefit caused by an increase in net deferred tax assets, and (iii) an increase in the unremitted earnings of Weir-HE which are deemed permanently reinvested for tax purposes.

  1996 Versus 1995 and 1995 Versus 1994

     For the periods indicated, the following table summarizes Wilson's results of operations and presents these results as a percentage of net sales (dollars in thousands):

                                                          YEARS ENDED DECEMBER 31,
                                        ------------------------------------------------------------
                                               1994                 1995                 1996
                                        ------------------   ------------------   ------------------
                                         AMOUNT    PERCENT    AMOUNT    PERCENT    AMOUNT    PERCENT
                                        --------   -------   --------   -------   --------   -------
Net sales.............................  $369,503     100%    $395,934     100%    $495,248     100%
                                        --------     ---     --------     ---     --------     ---
Gross profit..........................    68,933      19       70,554      18       89,286      18
Operating expenses....................    62,213      17       66,646      17       76,947      15
                                        --------     ---     --------     ---     --------     ---
Operating income......................     6,720       2        3,908       1       12,339       3
Equity in earnings of joint
  ventures............................       769      --        1,171      --        2,172      --
Other income, net.....................       941      --        1,135      --        1,491      --
                                        --------     ---     --------     ---     --------     ---
Income before interest, taxes and
  cumulative expense of change in
  accounting for postretirement
  benefits............................     8,430       2        6,214       1       16,002       3
Interest expense, net.................     1,463      --        1,877      --        2,595      --
Income tax provision..................     2,779       1          841      --        4,554       1
                                        --------     ---     --------     ---     --------     ---
Income before cumulative expense of
  change in accounting for
  postretirement benefits.............     4,188       1        3,496       1        8,853       2
Cumulative expense of change in
  accounting for postretirement
  benefits, net of related income tax
  benefit of $1,681 in 1995...........        --      --        3,264       1           --      --
                                        --------     ---     --------     ---     --------     ---
Net income............................  $  4,188       1%    $    232      --%    $  8,853       2%
                                        ========     ===     ========     ===     ========     ===

  1996 Versus 1995

     Net sales for 1996 increased $99.3 million, or 25% from 1995. The increase was due primarily to the higher rig activity in the Gulf of Mexico and continuing increased sales to alliance customers which became a significant focus of the business during 1995. Drilling tool rental revenues and sales were also impacted favorably by the higher level and increased complexity of drilling activity.

     Gross profit for 1996 increased $18.7 million, or 27%, from 1995. The increase was due primarily to the higher net sales from increased drilling activity and sales to alliance customers. In addition, the increase in gross profit reflects higher gross margins in the drilling tool rental and sales business.

     Operating expenses, consisting of selling, general and administrative expenses, increased $10.3 million in 1996 or 15% from the prior year; however, as a percentage of net sales, operating expenses decreased from 17% in 1995 to 15% in 1996. The decrease in operating expenses as a percentage of net sales is due to the increase in net sales without an increase in overhead expenses while the increase in absolute expenses is due primarily to increased variable selling costs related to the higher level of net sales.

     Equity in earnings of joint ventures, representing Wilson's 50% interest in Weir-HE and a 30% interest in a joint operating agreement between HE and NOS, increased $1.0 million on increased profitability of these interests.

     Other income, net is composed primarily of royalties and other miscellaneous income items.

     Interest expense, net, for 1996 increased $0.7 million over 1995 related to an increased level of borrowing to fund the business' expansion.

     The effective tax rate for 1996 approximated 34% which is higher than the prior year's effective tax rate of 19%. The 1995 effective tax rate is lower than the United States statutory rate primarily due to the reversal of valuation allowances previously recorded on Wilson's net deferred tax assets.

  1995 Versus 1994

     Net sales for 1995 increased $26.4 million, or 7%, from 1994. The increase is primarily related to an increase in business from several of Wilson's major alliance customers who consolidated their supplier base, as well as an increase in drilling tool rentals and sales.

     Gross profit increased $1.6 million, or 2%, from 1994. Gains in gross profits from drilling tool rental and sales increases over 1994 were offset by declines in gross profits from Wilson's distribution business as a result of lower margins on increased sales to alliance customers.

     Operating expenses, consisting of selling, general and administrative expenses, increased $4.4 million, or 7%, from 1994 while remaining constant at 17% of net sales. The increase in absolute expenses is due primarily to increased variable costs related to the higher level of net sales and incremental expenses associated with expansion in the distribution business.

     Equity in earnings of joint ventures, representing Wilson's 50% interest in Weir-HE and a 30% interest in a joint operating agreement between HE and NOS, increased $0.4 million on increased profitability of these interests.

     Other income, net is composed primarily of royalties and other miscellaneous income items.

     Interest expense, net, for 1995 increased $0.4 million over 1994 related to an increased level of borrowing to fund the business' revenue growth.

     The effective tax rate for 1995 approximated 19% which is lower than the United States statutory rate and lower than the 40% effective tax rate reported for 1994. The 1995 effective tax rate is lower than the United States statutory rate primarily due to the reversal of valuation allowances previously recorded on Wilson's net deferred tax assets.

  Liquidity and Capital Resources

     While Wilson's net income for the nine months ended September 30, 1997 increased significantly from the same period in the prior year, Wilson's operations utilized $10.0 million of cash in the first nine months of 1997, which is a $6.6 million increase over the comparable period of 1996. The increase in cash used in operations resulted from increased accounts receivable and inventory levels associated with the growth in net sales. Cash flows from operations were not sufficient to fund Wilson's capital expenditure requirements resulting in increased borrowings of $26.2 million in the first nine months of 1997.

     Wilson invested approximately $21.8 million in property, plant and equipment during the first nine months of 1997. The major components of these expenditures were $15.8 million for drilling tools and $3.0 million for computer equipment. The drilling tool expenditures are associated with Wilson's net sales growth and international expansion.

     External sources of liquidity include borrowings available under Wilson's credit facility. In 1997, Wilson entered into a new corporate credit facility (the "Facility") which consists of a $40.0 million revolving credit facility and a $3.0 million discretionary line for letters of credit for working capital and general corporate purposes. At September 30, 1997, Wilson had approximately $16.6 million of funds available for borrowing under the Facility.

     Management believes that Wilson's existing cash resources, together with cash flows from operations and available borrowings under the Facility, will be sufficient to satisfy its working capital and capital expenditure requirements for the foreseeable future.

     Inflation has not had a material effect on Wilson's results in recent years and the effect is expected to be minor in the foreseeable future.

  Other Matters

     Recent Accounting Pronouncement. In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income," effective for fiscal years beginning after December 15, 1997. This statement establishes standards for reporting comprehensive income and its components. Had SFAS No. 130 been adopted as of September 30, 1997, the primary adjustments required to reflect income on a comprehensive basis would have related to the cumulative translation adjustment and unamortized pension costs.

     Year 2000. Wilson is currently in the process of identifying, evaluating and implementing modifications to its business systems in order to achieve Year 2000 date conversion compliance without an effect on customers or business operations. Wilson expects that all of its enterprise business systems will be Year 2000 compliant by mid-1999, with the majority of the systems expected to be in compliance by the end of 1998. Wilson has developed a detailed Year 2000 implementation plan and expects that most of the necessary changes in computer instructional code will be made by purchasing and installing off-the-shelf software applications. Wilson does not believe that the necessary changes for the remaining systems will require any significant level of external resources, or that the failure to implement the proposed changes for the remaining systems would have a material effect on Wilson's financial position or results of operations.

     Wilson has not yet determined the status of Year 2000 compliance of its suppliers and financial institutions. Management of Wilson believes that non-compliance by Wilson's suppliers will not have a material effect. However, the failure of its financial institutions to become Year 2000 compliant could have a material effect on Wilson's financial position or results of operations.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS OF WILSON

     The following table sets forth, as of March 9, 1998, the names and addresses of each beneficial owner of more than 5% of the outstanding shares of Wilson Common Stock:

                NAME AND ADDRESS OF                     AMOUNT AND NATURE
                 BENEFICIAL OWNER                    OF BENEFICIAL OWNERSHIP   PERCENT OF CLASS
                -------------------                  -----------------------   ----------------
Wallace S. Wilson(1)(6)............................          75,033                 20.20%
P.O. Box 1492
Houston, Texas 77251

Wilson Industries, Inc. Stock Ownership Plan.......          36,730                  9.89%
P.O. Box 1492
Houston, Texas 77251

William N. Mathis(2)(6)............................          36,222                  9.75%
P.O. Box 1492
Houston, Texas 77251

Carolyn W. Payne(3)................................          34,309                  9.23%
5526 Woodway
Houston, Texas 77056

Isabel Brown Wilson(4)(6)..........................          31,902                  8.59%
230 Westcott #204
Houston, Texas 77007

Wilson Hospital Foundation.........................          20,400                  5.49%
P.O. Box 1492
Houston, Texas 77251

Ellen E. Wilson(5)(6)..............................          18,984                  5.11%
8311 Briar Drive
Dallas, Texas 75243

---------------

(1) Includes 1,053 shares beneficially owned through the Wilson Industries, Inc. Stock Ownership Plan and 709 shares over which Mr. Wilson exercises voting control as trustee.

(2) Includes 1,000 shares over which Mr. Mathis exercises voting control as trustee.

(3) Consists of 34,309 shares held by the C. Payne Family Limited Partnership of which Ms. Payne is the managing general partner.

(4) Includes 3,965 shares over which Isabel Brown Wilson exercises voting control as trustee.

(5) Includes 904 shares over which Ellen E. Wilson exercises voting control as trustee.

(6) Isabel Brown Wilson is the wife of Wallace S. Wilson and the mother of William N. Mathis. Ellen E. Wilson is the daughter of Wallace S. Wilson. Each of the foregoing persons disclaims any beneficial ownership of shares of Wilson Common Stock held by each of such other persons.

SECURITY OWNERSHIP OF MANAGEMENT OF WILSON

     The following table sets forth, as of March 9, 1998, the beneficial ownership of Wilson Common Stock by the named executive officers of Wilson, each current director of Wilson and all directors and executive officers together as a group:

                                                        AMOUNT AND NATURE
             NAME OF BENEFICIAL OWNER                OF BENEFICIAL OWNERSHIP   PERCENT OF CLASS
             ------------------------                -----------------------   ----------------
Wallace S. Wilson(1)...............................          75,033                 20.20%
William N. Mathis(2)...............................          36,222                  9.75%
George W. Gist, Jr. (3)............................           5,883                  1.58%
E. Clifton Wilson, Jr..............................           5,837                  1.57%
Manuel E. Sanchez III(4)...........................           5,342                  1.44%
Preston Moore, Jr..................................           2,448                 *
Dwight E. Beach, Jr.(5)............................           1,742                 *
Humberto G. Kuhn(6)................................             610                 *
John H. Duncan.....................................             500                 *
George A. Peterkin, Jr.............................             500                 *
Robert H. Smith....................................             500                 *
Michael R. Chaddick(7).............................             478                 *
John R. Carter(8)..................................             273                 *
Directors and Officers as a Group (27 persons).....         140,454                 37.80%

---------------

 *  Less than 1%

(1) Includes 1,053 shares beneficially owned through the Wilson Industries, Inc. Stock Ownership Plan and 709 shares over which Mr. Wilson exercises voting control as trustee.

(2) Includes 1,000 shares over which Mr. Mathis exercises voting control as trustee. Mr. Mathis is the son of Isabel Brown Wilson, the wife of Wallace
    S. Wilson

(3) Includes 242 shares beneficially owned through the Wilson Industries, Inc. Stock Ownership Plan.

(4) Includes 5,000 shares held by Sanchez Interests, Ltd. of which Mr. Sanchez is a general partner.

(5) Includes 474 shares beneficially owned through the Wilson Industries, Inc. Stock Ownership Plan.

(6) Includes 410 shares beneficially owned through the Wilson Industries, Inc. Stock Ownership Plan.

(7) Includes 268 shares beneficially owned through the Wilson Industries, Inc. Stock Ownership Plan.

(8) Owned beneficially through the Wilson Industries, Inc. Stock Ownership Plan.

     The persons listed above will receive the same Merger Consideration as the other Wilson shareholders for each share of Wilson Common Stock held at the Effective Time.

TRANSACTIONS WITH CERTAIN PERSONS

     Wilson leases certain business facilities from Gulf States Investment Corporation of which Wallace S. Wilson, Ellen E. Wilson, William N. Mathis and Travis Mathis, the son of Isabel Brown Wilson, are shareholders. For the year ended December 31, 1996, such lease payments aggregated approximately $150,000.

     In order to assure that Wilson would have the continued dedication and availability of certain of its employees in the event of a change of control transaction with an unrelated or unaffiliated third party, and to induce such employees to remain in the employ of Wilson after such a change of control transaction, Wilson entered into various retention agreements ("Retention Agreements") with certain of its employees. The Retention Agreements provide for cash payments to the employee which, in the case of certain employees, are conditioned upon the consummation of a change of control transaction, subject to the terms of the Retention Agreements. The Retention Agreements provide for payments over periods ranging from 60 days to two years following the Effective Time, but would accelerate in certain instances, including an employee being terminated without cause or upon permanent disability or death. Each Retention Agreement contains restrictions on the employee's use of confidential information of Wilson and certain of such Retention Agreements contain non-competition and non-solicitation covenants of the employee. The aggregate amount which may be payable pursuant to all such Retention Agreements is approximately $8.0 million.

                                 LEGAL MATTERS

     The validity of the shares of Smith Common Stock to be issued in connection with the Merger will be passed upon by Gardere Wynne Sewell & Riggs, L.L.P., 333 Clay Avenue, Suite 800, Houston, Texas 77002. Certain tax consequences of the Merger will be passed upon for Smith by Gardere Wynne Sewell & Riggs, L.L.P. and for Wilson by Liddell, Sapp, Zivley, Hill & LaBoon, L.L.P., 3400 Chase Tower, 600 Travis, Houston, Texas 77002.

                                    EXPERTS

     The consolidated financial statements and schedule included in the Smith Annual Report on Form 10-K for the year ended December 31, 1996, incorporated herein by reference, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

     The consolidated financial statements of Wilson as of December 31, 1995 and 1996 and for each of the three years in the period ended December 31, 1996, included herein, have been audited by Arthur Andersen LLP, independent public accountants as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

                            WILSON INDUSTRIES, INC.

                         INDEX TO FINANCIAL STATEMENTS

Report of Independent Public Accountants....................   F-2
Consolidated Balance Sheets as of December 31, 1995 and
  1996......................................................   F-3
Consolidated Statements of Operations for the Years Ended
  December 31, 1994,
  1995 and 1996.............................................   F-4
Consolidated Statements of Stockholders' Equity for the
  Years Ended December 31, 1994, 1995 and 1996..............   F-5
Consolidated Statements of Cash Flows for the Years Ended
  December 31, 1994, 1995 and 1996..........................   F-6
Notes to Consolidated Financial Statements for the Years
  Ended December 31, 1994, 1995 and 1996....................   F-7
Consolidated Balance Sheets as of December 31, 1996 and
  September 30, 1997........................................  F-18
Consolidated Statements of Operations for the Nine Months
  Ended September 30, 1996 and 1997.........................  F-19
Consolidated Statements of Cash Flows for the Nine Months
  Ended September 30, 1996 and 1997.........................  F-20
Notes to Consolidated Financial Statements for the Nine
  Months Ended September 30, 1996 and 1997..................  F-21

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
Wilson Industries, Inc.:

     We have audited the accompanying consolidated balance sheets of Wilson Industries, Inc. (a Texas corporation) and subsidiaries as of December 31, 1995 and 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wilson Industries, Inc. and subsidiaries as of December 31, 1995 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

     As explained in Note 1 to the consolidated financial statements, effective January 1, 1995, the Company changed its method of accounting for postretirement benefits other than pensions.

ARTHUR ANDERSEN LLP

Houston, Texas
April 4, 1997

                            WILSON INDUSTRIES, INC.

           CONSOLIDATED BALANCE SHEETS -- DECEMBER 31, 1995 AND 1996
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                     ASSETS

                                                                1995        1996
                                                              --------    --------
CURRENT ASSETS:
  Cash and cash equivalents.................................  $  6,742    $  9,778
  Accounts and notes receivable, less allowance for doubtful accounts
     of $1,676 in 1995 and $2,690 in 1996...................    64,721      78,966
  Income tax receivable.....................................     1,170          --
  Inventories...............................................    73,245      85,188
  Prepaid expenses..........................................       853       1,010
  Deferred income taxes.....................................     1,249       1,903
                                                              --------    --------
          Total current assets..............................   147,980     176,845
INVESTMENTS:
  Investments in joint ventures.............................     4,157       5,480
  Other investments, at lower of cost or market.............       137         135
                                                              --------    --------
          Total investments.................................     4,294       5,615
PROPERTY, PLANT AND EQUIPMENT...............................    72,271      81,663
  Less -- Accumulated depreciation..........................   (50,447)    (55,758)
                                                              --------    --------
          Net property, plant and equipment.................    21,824      25,905
DEFERRED INCOME TAXES.......................................     1,191       1,378
OTHER ASSETS................................................     3,004       2,937
                                                              --------    --------
          Total assets......................................  $178,293    $212,680
                                                              ========    ========

                       LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Current maturities of long-term debt......................  $  1,200    $  6,500
  Short-term debt...........................................     2,500          --
  Current maturities of capital lease obligations...........       188         203
  Accounts payable..........................................    59,528      73,247
  Accrued expenses..........................................     4,289       7,515
  Income tax payable........................................        --         798
                                                              --------    --------
          Total current liabilities.........................    67,705      88,263
LONG-TERM DEBT, net of current maturities...................    26,500      32,000
CAPITAL LEASE OBLIGATIONS, net of current maturities........       400         197
OTHER LONG-TERM LIABILITIES.................................     7,803       6,563
                                                              --------    --------
          Total liabilities.................................   102,408     127,023
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
  Common stock, par value $25 per share; shares authorized,
     2,000,000 in 1995 and 1996; shares issued, 391,540 in
     1995 and 1996..........................................     9,789       9,789
  Additional paid-in capital................................    13,882      13,882
  Retained earnings.........................................    54,900      63,373
  Cumulative translation adjustment.........................      (803)        109
  Unamortized pension costs.................................    (1,058)        (76)
                                                              --------    --------
                                                                76,710      87,077
  Less -- Treasury stock, at cost, 9,784 shares in 1995 and
     15,293 shares in 1996..................................      (825)     (1,420)
                                                              --------    --------
          Total stockholders' equity........................    75,885      85,657
                                                              --------    --------
          Total liabilities and stockholders' equity........  $178,293    $212,680
                                                              ========    ========

   The accompanying notes are an integral part of these financial statements.

                            WILSON INDUSTRIES, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                  YEAR ENDED DECEMBER 31
                                                             --------------------------------
                                                               1994        1995        1996
                                                             --------    --------    --------
NET SALES..................................................  $369,503    $395,934    $495,248
COST OF GOODS SOLD.........................................   300,570     325,380     405,962
                                                             --------    --------    --------
          Gross profit.....................................    68,933      70,554      89,286
OPERATING EXPENSES.........................................    62,213      66,646      76,947
                                                             --------    --------    --------
          Operating income.................................     6,720       3,908      12,339
EQUITY IN EARNINGS OF JOINT VENTURES.......................       769       1,171       2,172
OTHER INCOME, net..........................................       941       1,135       1,491
                                                             --------    --------    --------
INCOME BEFORE INTEREST, TAXES AND CUMULATIVE EXPENSE OF
  CHANGE IN ACCOUNTING FOR POSTRETIREMENT BENEFITS.........     8,430       6,214      16,002
INTEREST EXPENSE, net......................................     1,463       1,877       2,595
INCOME TAX PROVISION.......................................     2,779         841       4,554
                                                             --------    --------    --------
INCOME BEFORE CUMULATIVE EXPENSE OF CHANGE IN ACCOUNTING
  FOR POSTRETIREMENT BENEFITS..............................     4,188       3,496       8,853
CUMULATIVE EXPENSE OF CHANGE IN ACCOUNTING FOR
  POSTRETIREMENT BENEFITS, net of related income tax
  benefit of $1,681 in 1995................................        --       3,264          --
                                                             --------    --------    --------
          Net income.......................................  $  4,188    $    232    $  8,853
                                                             ========    ========    ========
EARNINGS PER SHARE:
  Income before cumulative expense of change in accounting
     for postretirement benefits...........................  $  10.95    $   9.15    $  23.31
  Cumulative expense of change in accounting for
     postretirement benefits...............................        --       (8.54)         --
                                                             --------    --------    --------
          Net income.......................................  $  10.95    $   0.61    $  23.31
                                                             ========    ========    ========

   The accompanying notes are an integral part of these financial statements.

                            WILSON INDUSTRIES, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                           ADDITIONAL                CUMULATIVE     UNAMORTIZED
                                 COMMON     PAID-IN      RETAINED    TRANSLATION      PENSION      TREASURY
                                 STOCK      CAPITAL      EARNINGS    ADJUSTMENT        COSTS        STOCK       TOTAL
                                 ------    ----------    --------    -----------    -----------    --------    -------
BALANCE, December 31, 1993.....  $9,789     $14,071      $51,245       $(1,108)       $(1,163)     $  (690)    $72,144
Sale of treasury stock, 5,203
  shares.......................     --         (189)          --            --             --          449         260
Purchase of treasury stock,
  5,622 shares.................     --           --           --            --             --         (496)       (496)
Cash dividends, $1.00 per
  share........................     --           --         (383)           --             --           --        (383)
1994 net income................     --           --        4,188            --             --           --       4,188
Translation adjustment.........     --           --           --           369             --           --         369
Change in unamortized pension
  costs........................     --           --           --            --            570           --         570
                                 ------     -------      -------       -------        -------      -------     -------
BALANCE, December 31, 1994.....  9,789       13,882       55,050          (739)          (593)        (737)     76,652
Purchase of treasury stock,
  940 shares...................     --           --           --            --             --          (88)        (88)
Cash dividends, $1.00 per
  share........................     --           --         (382)           --             --           --        (382)
1995 net income................     --           --          232            --             --           --         232
Translation adjustment.........     --           --           --           (64)            --           --         (64)
Change in unamortized pension
  costs........................     --           --           --            --           (465)          --        (465)
                                 ------     -------      -------       -------        -------      -------     -------
BALANCE, December 31, 1995.....  9,789       13,882       54,900          (803)        (1,058)        (825)     75,885
Purchase of treasury stock,
  5,509 shares.................     --           --           --            --             --         (595)       (595)
Cash dividends, $1.00 per
  share........................     --           --         (380)           --             --           --        (380)
1996 net income................     --           --        8,853            --             --           --       8,853
Translation adjustment.........     --           --           --           912             --           --         912
Change in unamortized pension
  costs........................     --           --           --            --            982           --         982
                                 ------     -------      -------       -------        -------      -------     -------
BALANCE, December 31, 1996.....  $9,789     $13,882      $63,373       $   109        $   (76)     $(1,420)    $85,657
                                 ======     =======      =======       =======        =======      =======     =======

   The accompanying notes are an integral part of these financial statements.

                            WILSON INDUSTRIES, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996
                                 (IN THOUSANDS)

                                                                  YEAR ENDED DECEMBER 31
                                                              ------------------------------
                                                                1994       1995       1996
                                                              --------   --------   --------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income................................................  $  4,188   $    232   $  8,853
  Adjustments to reconcile net income to net cash provided
     by
     operating activities --
     Depreciation...........................................     6,539      7,847      9,347
     Deferred income tax benefit............................        --       (732)      (836)
     Provision for doubtful accounts receivable.............       759        462      1,474
     Cumulative expense of change in accounting for
       postretirement benefits, net of tax..................        --      3,264         --
     Undistributed earnings of joint ventures...............      (336)      (476)      (846)
     Gain on sale of equipment..............................      (120)      (124)      (130)
     Change in operating assets and liabilities --
       (Increase) decrease in accounts receivable...........        26     (4,569)   (15,484)
       (Increase) decrease in income tax receivable.........        --     (1,170)     1,170
       Increase in inventories..............................    (6,554)   (16,115)   (11,837)
       Increase in prepaid expenses and other assets........      (181)       (99)      (197)
       Increase (decrease) in accounts payable and accrued
          expenses..........................................      (191)    13,163     17,525
                                                              --------   --------   --------
          Net cash provided by operating activities.........     4,130      1,683      9,039
                                                              --------   --------   --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures......................................   (10,081)    (9,018)   (13,617)
  Proceeds from the sale of equipment.......................       291        343        322
                                                              --------   --------   --------
          Net cash used in investing activities.............    (9,790)    (8,675)   (13,295)
                                                              --------   --------   --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from short-term borrowings.......................        --      2,500         --
  Proceeds from long-term borrowings........................     9,551      5,521      9,871
  Principal payments on long-term debt and capital leases...    (1,639)    (1,975)    (1,759)
  Cash dividends............................................      (383)      (382)      (380)
  Purchase of treasury stock, net...........................      (236)       (88)      (595)
                                                              --------   --------   --------
          Net cash provided by financing activities.........     7,293      5,576      7,137
                                                              --------   --------   --------
EFFECT OF EXCHANGE RATE CHANGES ON CASH.....................       108        (16)       155
                                                              --------   --------   --------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........     1,741     (1,432)     3,036
CASH AND CASH EQUIVALENTS, beginning of year................     6,433      8,174      6,742
                                                              --------   --------   --------
CASH AND CASH EQUIVALENTS, end of year......................  $  8,174   $  6,742   $  9,778
                                                              ========   ========   ========

   The accompanying notes are an integral part of these financial statements.

                            WILSON INDUSTRIES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1994, 1995 AND 1996
                       (IN THOUSANDS, EXCEPT SHARE DATA)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  Nature of Operations

     Wilson Industries, Inc., and subsidiaries (the Company) markets pipe, valves, fittings and drilling and fishing tools primarily in the Western Hemisphere and also in Europe, Africa, the Middle East and Asia-Pacific Region. The Company is a diversified supplier, servicer and manufacturing concern. The Company predominantly serves a diversified group of customers in the oil and gas industry, including drilling, production and petrochemical companies.

  Principles of Consolidation

     The consolidated financial statements include the accounts of Wilson Industries, Inc., and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. Investments in joint ventures are accounted for using the equity method. Profits on product sales to joint ventures are deferred, to the extent of the Company's applicable ownership, until realized by the joint ventures.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Foreign Currency Translation

     The accounts of foreign subsidiaries are translated using the exchange rate prevailing at year-end for assets and liabilities and the appropriate historical rates for capital accounts. Revenues and expenses are translated at average exchange rates during the year. Unrealized gains and losses arising from the translation of foreign currency financial statements are reported as a separate component of stockholders' equity.

  Inventories

     Inventories are valued at the lower of cost or market. Cost of certain domestic supplies inventory is determined by the last-in, first-out (LIFO) method. Cost of the remaining inventories is generally determined on either the first-in, first-out (FIFO) method or the average cost method. The cost of products manufactured includes raw materials, direct labor and operating overhead expenses.

  Property, Plant and Equipment

     Property, plant and equipment are stated at cost. Major renewals and betterments are capitalized, and repair and maintenance costs are expensed. Depreciation is generally computed using accelerated methods, utilized for income tax purposes, over the estimated useful lives of the assets.

  Statements of Cash Flows

     The Company considers cash equivalents to include all highly liquid investments with maturities of three months or less when purchased.

                            WILSON INDUSTRIES, INC.

     Interest paid in 1994, 1995 and 1996 was $1,472, $2,315 and $2,714, respectively. Income tax paid in 1994, 1995 and 1996 was $3,715, $2,753 and $3,468, respectively.

  Concentrations of Credit Risk

     The Company's revenues are derived predominantly from sales to customers in the oil, including petrochemical, and gas industry. This industry concentration has the potential to impact the Company's exposure to credit risk, either positively or negatively, because customers may be similarly affected by changes in economic or other conditions. The creditworthiness of this customer base is strong, and the Company has not experienced significant credit losses on receivables.

  Revenue Recognition

     The Company's net sales are composed of product sales and rental, service and other revenues. The Company recognizes product sales revenues upon delivery to the customer. Rental, service and other revenues are recorded when such services are performed.

  Earnings Per Share Computations

     Earnings per share computations are based upon the weighted average number of common shares outstanding during each year, which was approximately 382,569, 382,134 and 379,842 in 1994, 1995 and 1996, respectively.

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share." The statement requires dual presentation of basic and diluted earnings per share, is effective for financial statements for both interim and fiscal periods ending after December 15, 1997, and requires restatement of all prior periods. The Company will adopt this statement effective December 31, 1997. If SFAS No. 128 had been adopted as of December 31, 1996, there would have been no effect on reported earnings per share.

  Fair Value of Financial Instruments

     The Company's financial instruments consist primarily of cash and cash equivalents, trade receivables, trade payables and debt instruments. The book values of cash and cash equivalents, trade receivables and trade payables are considered to be representative of their fair values. None of the Company's debt instruments have readily ascertainable market values; however, in management's opinion, the carrying values are considered to approximate their respective fair values. See Note 9 for the terms and carrying values of the Company's debt instruments.

  Change in Accounting Principle

     Effective January 1, 1995, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." SFAS No. 106 requires that the expected cost of retirees' postretirement benefits be charged to expense during the years that the employees render service rather than the Company's past practice of recognizing these costs on a cash basis. The January 1, 1995, noncash cumulative charge for the adoption of this statement of $3,264 (net of the related income tax benefit of $1,681) is included in the statement of operations for the year ended December 31, 1995. This charge represents the discounted present value of the accumulated benefits attributed to employees' service rendered prior to January 1, 1995.

                            WILSON INDUSTRIES, INC.

2. INVENTORIES:

     Inventory components at December 31, 1995 and 1996, were as follows:

                                                               1995       1996
                                                              -------    -------
Products purchased for resale --
  Domestic supplies.........................................  $37,289    $37,979
  Pipe......................................................   22,523     30,753
  International supplies....................................    1,022      2,896
                                                              -------    -------
                                                               60,834     71,628
                                                              -------    -------
Manufactured products --
  Raw materials.............................................      285        670
  Work in progress..........................................    2,673      4,533
  Finished goods............................................    9,453      8,357
                                                              -------    -------
                                                               12,411     13,560
                                                              -------    -------
                                                              $73,245    $85,188
                                                              =======    =======

     The carrying value of certain domestic inventories determined by the LIFO method was $36,726 and $38,005 at December 31, 1995 and 1996, respectively. If such LIFO inventories had been valued at replacement costs, they would have been $3,492 and $4,361 higher at those respective dates.

3. PROPERTY, PLANT AND EQUIPMENT:

     The components of property, plant and equipment at December 31, 1995 and 1996, were as follows:

                                                                             ESTIMATED
                                                                               USEFUL
                                                        1995       1996         LIFE
                                                       -------    -------    ----------
Land and improvements................................  $ 1,914    $ 1,914        --
Machinery and equipment..............................   46,288     54,310    3-15 years
Buildings and warehouses.............................   10,518     10,601    5-33 years
Transportation equipment.............................    5,908      6,517     3-5 years
Fixtures, office equipment and other.................    7,643      8,321    3-30 years
                                                       -------    -------
                                                        72,271     81,663
Less -- Accumulated depreciation.....................   50,447     55,758
                                                       -------    -------
          Net property, plant and equipment..........  $21,824    $25,905
                                                       =======    =======

4. INVESTMENTS IN JOINT VENTURES:

     The Company's investments in joint ventures consist of a 50 percent interest in Weir-Houston Engineers Limited (Wier), a United Kingdom corporation, held by Houston Engineers, Inc. (HE), a wholly owned subsidiary of the Company, and a 30 percent interest in a joint operating agreement between HE and Nirvana

                            WILSON INDUSTRIES, INC.

Oilfield Supplies Limited, S.A. (NOS), a Panamanian corporation. The components of the Company's investments in joint ventures at December 31, 1995 and 1996, were as follows:

                                                               1995      1996
                                                              ------    ------
Investment..................................................  $  704    $  704
Cumulative equity in earnings, net of dividends.............   3,828     4,674
Cumulative translation adjustment...........................    (375)      102
                                                              ------    ------
                                                              $4,157    $5,480
                                                              ======    ======

     The Company made sales to Weir totaling approximately $1,169, $2,482 and $2,094 in 1994, 1995 and 1996, respectively. Accounts receivable from Weir were approximately $118 and $48 at December 31, 1995 and 1996, respectively. The Company received royalties, management fees and consultation fees from Weir and Weir Pump, the joint venture partner, totaling approximately $583, $725 and $990 in 1994, 1995 and 1996, respectively. The Company made sales to NOS of approximately $101, $803 and $899 in 1994, 1995 and 1996, respectively, and accounts receivable from NOS at December 31, 1995 and 1996, were approximately $316 and $266, respectively.

     The following tables set forth the significant components of the joint ventures' assets, liabilities and results of operations:

                  CONDENSED SUMMARY BALANCE SHEET INFORMATION

                                                                1995        1996
                                                              --------    --------
Current assets..............................................  $ 8,936     $10,182
Non-current assets..........................................    7,292       8,542
                                                              -------     -------
          Total assets......................................  $16,228     $18,724
                                                              =======     =======
Current liabilities.........................................  $ 5,321     $ 4,582
Long-term liabilities.......................................      702         883
Stockholders' equity........................................   10,205      13,259
                                                              -------     -------
          Total liabilities and stockholders' equity........  $16,228     $18,724
                                                              =======     =======

                    CONDENSED SUMMARY RESULTS OF OPERATIONS

                                                                1994        1995        1996
                                                              --------    --------    --------
Net sales...................................................  $10,019     $12,862     $16,355
Gross profit................................................    3,948       5,839       7,857
Net income..................................................    1,377       2,570       4,122

5. EMPLOYEE BENEFIT PLANS:

  Pension Plan

     The Company has a defined benefit pension plan. Effective January 31, 1987, the Company amended the plan to freeze all future benefit accruals and prohibit the addition of any new participants. At that time, the plan covered substantially all of the Company's full-time domestic employees that were 21 years of age or older with at least one year of service. Pension benefits are based primarily on years of service and the employee's compensation level. As a result of these changes, members of the plan will not receive any increases in benefits after January 31, 1987, although benefits earned prior to that date are not affected by the amendment. The Company makes annual contributions to the plan that comply with the minimum funding provisions of the Employee Retirement Income Security Act.

                            WILSON INDUSTRIES, INC.

     Pension costs for 1994, 1995 and 1996 included the following components:

                                                           1994      1995       1996
                                                           -----    -------    -------
Interest cost on projected benefit obligation............  $ 415    $   463    $   456
Return on plan assets....................................   (150)    (1,121)    (1,177)
Net gain (loss) deferred.................................    (93)       868        865
Amortization of prior service cost, net obligation and
  unrecognized loss......................................    248        236        256
                                                           -----    -------    -------
          Net periodic pension cost......................  $ 420    $   446    $   400
                                                           =====    =======    =======

     The following table sets forth the plan's funded status and amounts recognized in the Company's balance sheets at December 31, 1995 and 1996:

                                                               1995       1996
                                                              -------    -------
Actuarial present value of --
  Accumulated benefit obligation, including vested benefits
     of $6,508 and $6,387, respectively.....................  $ 6,508    $ 6,387
                                                              =======    =======
Projected benefit obligation................................    6,508      6,387
Plan assets at fair market value............................   (3,978)    (5,235)
                                                              -------    -------
Projected benefit obligation in excess of plan assets.......    2,530      1,152
Unrecognized net loss.......................................   (1,058)       (76)
Unrecognized prior service cost.............................       (5)        (4)
Unrecognized net obligation at January 1, 1987, being
  recognized over 15 years..................................   (1,163)      (969)
Additional minimum liability................................    2,226      1,049
                                                              -------    -------
Pension liability included primarily in other long-term
  liabilities...............................................  $ 2,530    $ 1,152
                                                              =======    =======

     The discount rate used in determining the actuarial present value of the projected benefit obligation was 6.95 percent and 7.46 percent at December 31, 1995 and 1996, respectively. The expected long-term rate of return on plan assets was 9 percent. Plan assets are invested primarily in marketable equity securities.

     The Company has a plan covering the employees of its wholly owned subsidiary in the United Kingdom. This plan is currently fully funded. The expense under this plan was approximately $61, $67 and $62 in 1994, 1995 and 1996, respectively.

  Savings Plan

     The Company has a 401(k) savings plan allowing employees to make certain tax-advantaged contributions. The plan is maintained for all eligible domestic employees and provides for annual Company contributions in amounts determined by the board of directors, but not to exceed 6 percent of the aggregate of each participant's compensation during the year. The Company recorded matching contributions of $274, $354 and $603 in 1994, 1995 and 1996, respectively.

 Employee Stock Ownership Plan

     The Company also maintains an employee stock ownership plan (ESOP) to provide additional retirement benefits for all eligible employees. Effective January 1, 1991, the Company amended the plan to discontinue all future contributions and prohibit the addition of any new participants.

                            WILSON INDUSTRIES, INC.

6. POSTRETIREMENT BENEFITS:

     As discussed in Note 1, the Company adopted SFAS No. 106 effective January 1, 1995. Major medical insurance is available to eligible retirees and their dependents with cost-sharing premiums that are determined by the Company. This component of the postretirement benefit gives rise to a liability for the Company.

     The following tables set forth the amounts included in the accompanying consolidated financial statements as of and for the years ended December 31, 1995 and 1996:

                                                               1995      1996
                                                              -------   ------
Net periodic postretirement benefit cost includes the
  following components --
  Service cost benefits earned during the period............  $   102   $  136
  Interest cost on accumulated postretirement benefit
     obligation.............................................      414      445
  Amortization of unrealized loss...........................      137       56
                                                              -------   ------
                                                                  653      637
Initial transition obligation recognized as cumulative
  expense of change in accounting for postretirement
  benefits..................................................    4,945       --
                                                              -------   ------
Total postretirement benefit cost recognized in the
  accompanying consolidated statements of operations........  $ 5,598   $  637
                                                              =======   ======
Accumulated postretirement benefit obligation --
  Retirees..................................................  $ 2,335   $2,512
  Fully eligible active participants........................    1,665    1,584
  Other active participants.................................    2,358    2,324
                                                              -------   ------
Total accumulated postretirement benefit obligation.........    6,358    6,420
Unrecognized net loss from assumption changes...............   (1,148)    (905)
                                                              -------   ------
Accrued postretirement benefit cost included in other
  long-term liabilities.....................................  $ 5,210   $5,515
                                                              =======   ======
Assumed weighted average discount rate......................     6.95%    7.46%
                                                              =======   ======

     The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 9 percent decreasing to 5.2 percent over 25 years. If health care cost trend rate assumptions were increased by 1 percent, the accumulated postretirement benefit obligation as of December 31, 1995 and 1996, and the net periodic postretirement benefit cost for 1995 and 1996 would be increased by 15 percent.

7. STOCK PLANS:

     During the current year, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 requires, among other things, that compensation cost for stock-based compensation plans be recorded at the grant date based on fair value of the equity instruments. The Company has the option of recognizing the compensation cost over the vesting period as an expense in the statement of operations or making pro forma disclosures in the notes to the financial statements. The Company has elected the pro forma disclosure option under SFAS No. 123. During 1995, the Company granted options to purchase 3,000 shares of common stock to nonemployee directors under the Wilson Industries, Inc. 1995 Outside Directors Stock Option Plan. All options are outstanding, are fully vested and are exercisable at an actual and weighted average exercise price of $97. No options were granted in 1996. Options to purchase 5,000 shares of common stock remain reserved for grant under the plan. The difference between actual and pro forma net income and earnings per share was not significant for the years ended December 31, 1995 and 1996.

                            WILSON INDUSTRIES, INC.

8. CAPITAL LEASE OBLIGATIONS:

     During 1995, the Company entered into a capital lease for computer equipment to be used in its operations. Total assets recorded under the capital lease were $608 as of December 31, 1995. As of December 31, 1996, the remaining annual maturities under this lease (excluding amounts representing interest) are $203 in 1997 and $197 in 1998.

9. LONG-TERM DEBT:

     Long-term debt at December 31, 1995 and 1996, consisted of the following:

                                                               1995      1996
                                                              -------   -------
$9,300 term note payable to a bank at an interest rate of
  10.55 percent, payable in monthly installments of $100,
  with the remaining balance due May 31, 1997...............  $ 7,700   $ 6,500
$10,000 working capital lines of credit at an average
  interest rate of 6.8 percent in 1996, due May 31, 1998....    5,000    10,000
$25,000 revolving lines of credit at an average interest
  rate of 7.3 percent in 1996, due May 31, 1998.............   15,000    22,000
                                                              -------   -------
                                                               27,700    38,500
Less -- Current portion.....................................    1,200     6,500
                                                              -------   -------
                                                              $26,500   $32,000
                                                              =======   =======

     During 1996, the Company amended the loan agreements for its revolving lines of credit and its working capital lines of credit to extend the maturity dates of these loans to May 31, 1998, to increase the revolving lines of credit from $15,000 to $25,000 and to increase the working capital lines of credit from $5,000 to $10,000. The loan agreements are secured by the Company's accounts receivable and inventories. The Company also has a separate $3,000 letter-of-credit facility. The revolving lines of credit provide for commitment fees equal to one fourth of 1 percent on all available borrowings under these facilities. The Company had outstanding letters of credit of $1,589 at December 31, 1996.

     The loan agreements contain various covenants including financial ratios and minimum consolidated tangible net worth requirements which must be maintained by the Company. The agreements also limit the amount the Company may pay as cash dividends and use to purchase the Company's stock.

     As of December 31, 1996, annual maturities of outstanding long-term debt for the next two years are as follows:

1997..............................................   $ 6,500
1998..............................................    32,000
                                                     -------
          Total long-term debt....................   $38,500
                                                     =======

10. STOCKHOLDERS' EQUITY:

     During 1996, the Company made a tender offer to stockholders to purchase up to 50 shares of common stock from each stockholder of record at a purchase price of $108.00 per share. The tender offer was dated September 1, 1996, and expired September 16, 1996. Common stock repurchased from stockholders under this tender offer totaled 4,559 shares. In addition the Company repurchased, in connection with the terms of the ESOP, 950 shares from former employees.

                            WILSON INDUSTRIES, INC.

11. OPERATING LEASES:

     The Company is obligated under various noncancelable operating leases. Rent expense under all operating leases for the years ended December 31, 1994, 1995 and 1996, was $1,936, $1,995 and $2,407, respectively. Future minimum payments under the noncancelable operating leases with initial or remaining terms of one year or more are as follows.

Year ending December 31 --
  1997..............................................  $  949
  1998..............................................     582
  1999..............................................     296
  2000..............................................     179
  2001..............................................     121
  Thereafter........................................   1,100
                                                      ------
          Total minimum payments....................  $3,227
                                                      ======

12. INCOME TAXES:

     The Company follows the liability method of accounting for income taxes in accordance with SFAS No. 109. Under this method, deferred income taxes are recorded based upon differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

     The geographical sources of income before income taxes for each of the three years in the period ended December 31, 1996 were as follows:

                                                           1994      1995      1996
                                                          ------    ------    -------
Income before taxes and cumulative effect of change in
  accounting for postretirement benefits --
  U.S...................................................  $6,148    $3,052    $ 9,871
  Foreign...............................................     819     1,285      3,536
                                                          ------    ------    -------
                                                          $6,967    $4,337    $13,407
                                                          ======    ======    =======

     Foreign income includes equity in earnings of joint ventures of $769, $1,171 and $2,172 for the years ended December 31, 1994, 1995 and 1996, respectively.

     A summary of the income tax provisions (benefits) included in the consolidated statements of operations is as follows (excluding the $1,681 tax benefit recorded in 1995 as a component of the cumulative effect of change in accounting for postretirement benefits, see Note 1):

                                                            1994      1995      1996
                                                           ------    ------    ------
Current --
  U.S....................................................  $2,768    $1,525    $4,922
  Foreign................................................      25        48       468
                                                           ------    ------    ------
                                                            2,793     1,573     5,390
Deferred --
  U.S....................................................      --      (718)     (813)
  Foreign................................................     (14)      (14)      (23)
                                                           ------    ------    ------
                                                              (14)     (732)     (836)
                                                           ------    ------    ------
                                                           $2,779    $  841    $4,554
                                                           ======    ======    ======

                            WILSON INDUSTRIES, INC.

     The income tax provision (benefit) computed by applying the federal statutory rate to income before income tax provision is reconciled to actual as follows (excluding the $1,681 tax benefit recorded as a component of the cumulative effect of change in accounting for postretirement benefits, see Note
1):

                                                            1994      1995      1996
                                                           ------    ------    ------
Tax provision at statutory rate..........................  $2,369    $1,475    $4,558
Foreign tax credits......................................    (240)      (26)     (208)
Unremitted earnings of Weir..............................    (100)     (243)     (295)
Change in valuation allowance............................     490      (577)       --
Nondeductible entertainment expenses.....................     305       287       340
Other permanent items....................................     (45)      (75)      159
                                                           ------    ------    ------
                                                           $2,779    $  841    $4,554
                                                           ======    ======    ======

     Prior to 1995, the Company had substantially reserved its net deferred tax assets due to the uncertainty regarding their realization. The Company now believes that, based upon its recent consistent history of profitable operations and taxable income, it is more likely than not that a significant portion of its net deferred tax assets will be realized on future tax returns, primarily from the generation of future taxable income. Accordingly, the Company recognized net deferred tax assets of $2,440 in 1995 and $3,281 in 1996. The Company's deferred tax liabilities and assets are primarily composed of differences in book and tax bases for receivables, inventory, fixed assets and accrued expenses and are summarized as follows:

                                                               1995       1996
                                                              -------    -------
Deferred tax liabilities attributed to the excess of net
  book basis over remaining tax basis (principally
  depreciation):
     U.S....................................................  $   287    $   282
     Foreign................................................       --         --
                                                              -------    -------
Total deferred tax liabilities..............................      287        282
                                                              -------    -------
Deferred tax assets attributed to reserves and accruals not
  deductible until paid:
     U.S....................................................    4,760      5,573
     Foreign................................................       47         70
                                                              -------    -------
                                                                4,807      5,643
Valuation allowance.........................................   (2,080)    (2,080)
                                                              -------    -------
Total deferred tax assets...................................    2,727      3,563
                                                              -------    -------
Net deferred tax assets.....................................  $ 2,440    $ 3,281
                                                              =======    =======

     The net deferred tax assets are set forth in the consolidated balance sheets as follows:

                                                               1995      1996
                                                              ------    ------
Net current assets..........................................  $1,249    $1,903
Net long-term assets........................................   1,191     1,378
                                                              ------    ------
          Net deferred tax assets...........................  $2,440    $3,281
                                                              ======    ======

     Provision has not been made for United States income taxes on unremitted earnings of the Company's wholly owned foreign subsidiaries and Weir, totaling $9,321, because management considers the undistributed earnings of its foreign subsidiaries to be permanently invested and taxes on Weir's undistributed earnings will be substantially offset by foreign tax credits when repatriated.

                            WILSON INDUSTRIES, INC.

13. INDUSTRY SEGMENTS AND INTERNATIONAL OPERATIONS:

     The Company operates primarily in one industry segment, the petroleum services segment. No single customer represented in excess of 10 percent of total revenues during any of the years presented.

     The following table presents financial information about non-U.S. and U.S. operations and export sales:

                                                       1994        1995        1996
                                                     --------    --------    --------
Revenues --
  United States --
     Domestic......................................  $323,202    $345,241    $431,118
     Export........................................    36,919      40,898      47,414
  Other............................................     9,382       9,795      16,716
                                                     --------    --------    --------
                                                     $369,503    $395,934    $495,248
                                                     ========    ========    ========
Income before interest, taxes and cumulative change
  in accounting for postretirement benefits --
  United States....................................  $ 16,994    $ 15,524    $ 24,457
  Other............................................        50         114       1,364
                                                     --------    --------    --------
                                                     $ 17,044    $ 15,638    $ 25,821
                                                     ========    ========    ========
Identifiable assets --
  United States....................................  $149,019    $173,469    $198,882
  Other............................................     5,037       4,824      13,798
                                                     --------    --------    --------
                                                     $154,056    $178,293    $212,680
                                                     ========    ========    ========

     General corporate expenses have been excluded from income before interest and taxes in the table above. Results of operations as reported in the accompanying consolidated financial statements include general corporate expenses of $9,383, $10,595 and $11,991 in 1994, 1995 and 1996, respectively. In addition, equity in earnings of joint ventures of $769, $1,171 and $2,172 in 1994, 1995 and 1996, respectively, has been excluded from income before interest and taxes in the table above.

     Transfers between geographic areas, which are eliminated upon consolidation, are excluded from the above presentation. These transfers are recorded by the Company and its subsidiaries based on their various intercompany pricing agreements. U.S. sales to affiliates amounted to $115, $15 and $5,094 in 1994, 1995 and 1996, respectively. Non-U.S. sales to affiliates were not material in 1994, 1995 and 1996.

                            WILSON INDUSTRIES, INC.

14. COMMITMENTS AND CONTINGENCIES:

  Litigation

     The Company is a party to a number of legal actions arising in the ordinary course of its business. In management's opinion, the Company has adequate legal defenses and/or insurance coverage with respect to each of these actions and does not believe that their resolution will materially affect the Company's operations or financial position.

  Insurance

     The Company carries a broad range of insurance coverage, including general and business auto liability, commercial property, workers' compensation and a general umbrella policy. The Company is exposed to deductible limits on various of its insurance policies, which range from $250 to $500. In addition, the Company maintains a medical and health benefits program for its employees whereby the Company is exposed to a maximum self-insurance deductible of $125 per claim. The Company has not incurred significant claims or losses on any of its insurance policies and, in management's opinion, the Company has established reserves which are adequate to cover future losses under these policies.

15. EVENTS SUBSEQUENT TO THE DATE OF AUDITORS' REPORT (UNAUDITED):

  Senior Secured Notes and Credit Facility

     In July 1997, the Company entered into a new corporate credit facility (the Facility) and issued $50,000 in senior secured notes (the Senior Notes). The proceeds from the Senior Notes were utilized to refund all of the Company's existing indebtedness of $38,500, with the remainder to be utilized for capital expenditures, working capital requirements and general corporate purposes. The Senior Notes bear interest at 7.7 percent and are due in annual installments beginning July 31, 2001, with the final installment due July 31, 2007. The Facility consists of a three-year revolving credit facility in the amount of $40,000 with a $3,000 facility available for letters of credit. As of December 31, 1997, there was $15,300 of borrowings outstanding under the Facility. The Facility bears interest at a variable rate (LIBOR plus 1 percent to LIBOR plus
1 1/2 percent) based on the results of certain financial ratios. The Senior Notes and the Facility are secured by substantially all of the Company's accounts receivable and inventories. The Senior Notes and the Facility contain various covenants including financial ratios and minimum consolidated tangible net worth requirements which must be maintained by the Company. The agreements also limit the amount the Company may pay as cash dividends and use to purchase the Company's stock. In addition, the Facility contains covenants that restrict the Company's ability to be a party to a merger and the Senior Notes have an optional call feature in the event of a merger. As discussed below, the Company has signed a definitive agreement to be acquired by Smith International, Inc. (Smith). In the event this transaction is consummated, the Company may be required to repay all or a portion of the Facility and Senior Notes unless releases from the merger restrictions are obtained.

  Merger with Smith International, Inc.

     On January 20, 1998, the Company announced the signing of a definitive agreement to be acquired by Smith, in a transaction expected to be accounted for as a pooling of interests. Smith is a publicly-traded company engaged in the manufacture and sale of premium products and services to customers in the oil and gas industry. Under the terms of the merger agreement, Company stockholders will receive an aggregate of 7,900,000 shares of Smith common stock in exchange for all of the outstanding common stock of the Company.

     The transaction is subject to, among other conditions, approval by the stockholders of the Company and various U.S. governmental entities. There are no assurances as to whether this transaction will be ultimately consummated.

                            WILSON INDUSTRIES, INC.

                          CONSOLIDATED BALANCE SHEETS
                    DECEMBER 31, 1996 AND SEPTEMBER 30, 1997
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                     ASSETS

                                                              DECEMBER 31,    SEPTEMBER 30,
                                                                  1996            1997
                                                              ------------    -------------
                                                               (AUDITED)       (UNAUDITED)
CURRENT ASSETS:
  Cash and cash equivalents.................................    $  9,778        $  2,592
  Accounts and notes receivable, less allowance for doubtful
     accounts of $2,690 in 1996 and $3,100 in 1997..........      78,966          93,350
  Inventories...............................................      85,188          91,451
  Prepaid expenses..........................................       1,010           1,255
  Deferred income taxes.....................................       1,903           1,906
                                                                --------        --------
          Total current assets..............................     176,845         190,554
                                                                --------        --------
INVESTMENTS:
  Investments in joint ventures.............................       5,480           6,587
  Other investments, at lower of cost or market.............         135             137
                                                                --------        --------
          Total investments.................................       5,615           6,724
                                                                --------        --------
PROPERTY, PLANT AND EQUIPMENT...............................      81,663         100,566
  Less -- Accumulated depreciation..........................     (55,758)        (60,159)
                                                                --------        --------
          Net property, plant and equipment.................      25,905          40,407
DEFERRED INCOME TAXES.......................................       1,378           1,536
OTHER ASSETS................................................       2,937           4,423
                                                                --------        --------
          Total assets......................................    $212,680        $243,644
                                                                ========        ========
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current maturities of long-term debt......................    $  6,500        $     --
  Short-term debt...........................................          --             148
  Current maturities of capital lease obligations...........         203             642
  Accounts payable..........................................      73,247          63,230
  Accrued expenses..........................................       7,515          11,622
  Income tax payable........................................         798              38
                                                                --------        --------
          Total current liabilities.........................      88,263          75,680
LONG-TERM DEBT, net of current maturities...................      32,000          62,800
CAPITAL LEASE OBLIGATIONS, net of current maturities........         197           1,502
OTHER LONG-TERM LIABILITIES.................................       6,563           6,544
                                                                --------        --------
          Total liabilities.................................     127,023         146,526
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
  Common stock, par value $25 per share;
     shares authorized, 2,000,000 in 1996 and 1997;
     shares issued, 391,540 in 1996 and 1997................       9,789           9,789
  Additional paid-in capital................................      13,882          13,882
  Retained earnings.........................................      63,373          76,110
  Cumulative translation adjustment.........................         109              25
  Unamortized pension costs.................................         (76)            (76)
                                                                --------        --------
                                                                  87,077          99,730
  Less -- Treasury stock, at cost, 15,293 shares in 1996 and
     23,007 shares in 1997..................................      (1,420)         (2,612)
                                                                --------        --------
          Total stockholders' equity........................      85,657          97,118
                                                                --------        --------
          Total liabilities and stockholders' equity........    $212,680        $243,644
                                                                ========        ========

   The accompanying notes are an integral part of these financial statements.

                            WILSON INDUSTRIES, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
             FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1997
                       (IN THOUSANDS, EXCEPT SHARE DATA)
                                  (UNAUDITED)

                                                                  SEPTEMBER 30,
                                                              ----------------------
                                                                1996          1997
                                                              --------      --------
NET SALES...................................................  $360,124      $442,800
COST OF GOODS SOLD..........................................   295,316       359,880
                                                              --------      --------
  Gross profit..............................................    64,808        82,920
OPERATING EXPENSES..........................................    56,295        64,861
                                                              --------      --------
  Operating income..........................................     8,513        18,059
EQUITY IN EARNINGS OF JOINT VENTURES........................     1,559         1,715
OTHER INCOME, net...........................................       920         1,465
                                                              --------      --------
INCOME BEFORE INTEREST AND TAXES............................    10,992        21,239
INTEREST EXPENSE, net.......................................     1,868         2,843
INCOME TAX PROVISION........................................     3,102         5,377
                                                              --------      --------
  Net income................................................  $  6,022      $ 13,019
                                                              ========      ========
  Earnings per share........................................  $  15.80      $  34.69
                                                              ========      ========
  Weighted average common shares outstanding................   381,053       375,271
                                                              ========      ========

   The accompanying notes are an integral part of these financial statements.

                            WILSON INDUSTRIES, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
             FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1997
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                                 SEPTEMBER 30,
                                                              --------------------
                                                                1996        1997
                                                              --------    --------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income................................................  $  6,022    $ 13,019
  Adjustments to reconcile net income to net cash used in
     operating activities
     Depreciation...........................................     5,940       7,445
     Deferred income tax benefit............................       (10)       (161)
     Provision for doubtful accounts receivable.............       827       1,096
     Undistributed earnings of joint ventures...............    (1,498)     (1,109)
     Gain on sale of equipment..............................      (135)       (100)
     Change in operating assets and liabilities --
       Increase in accounts receivable......................    (7,462)    (15,480)
       (Increase) decrease in inventories...................     3,702      (6,263)
       (Increase) decrease in prepaid expenses and other
        assets..............................................     2,175      (1,892)
       Decrease in accounts payable and accrued expenses....   (12,974)     (6,528)
                                                              --------    --------
          Net cash used in operations.......................    (3,413)     (9,973)
                                                              --------    --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures......................................    (8,137)    (22,108)
  Proceeds from the sale of equipment.......................       211         260
                                                              --------    --------
          Net cash used in investing activities.............    (7,926)    (21,848)
                                                              --------    --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from long-term borrowings........................     9,868      83,572
  Principal payments on long-term debt and capital leases...    (1,247)    (57,379)
  Cash dividends............................................      (295)       (282)
  Purchase of treasury stock, net...........................      (587)     (1,192)
                                                              --------    --------
          Net cash provided by financing activities.........     7,739      24,719
                                                              --------    --------
EFFECT OF EXCHANGE RATE CHANGES ON CASH.....................        70         (84)
                                                              --------    --------
DECREASE IN CASH AND CASH EQUIVALENTS.......................    (3,530)     (7,186)
CASH AND CASH EQUIVALENTS, beginning of period..............     6,742       9,778
                                                              --------    --------
CASH AND CASH EQUIVALENTS, end of period....................  $  3,212    $  2,592
                                                              ========    ========
Cash interest paid..........................................  $  1,998    $  2,123
Cash income taxes paid......................................  $  1,530    $  4,959

   The accompanying notes are an integral part of these financial statements.

                            WILSON INDUSTRIES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          SEPTEMBER 30, 1996 AND 1997
                                 (IN THOUSANDS)
                                  (UNAUDITED)

1. BASIS OF PRESENTATION OF INTERIM FINANCIAL STATEMENTS:

     The accompanying unaudited consolidated financial statements of Wilson Industries, Inc. and subsidiaries (the Company) have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These financial statements should be read in conjunction with the audited financial statements and accompanying notes for the period ended December 31, 1996, included herein.

     The unaudited consolidated financial statements reflect all adjustments (consisting only of normal recurring adjustments) which the Company considers necessary for a fair presentation of the interim periods. All significant intercompany balances and transactions have been eliminated in the accompanying financial statements. Results for the interim periods are not necessarily indicative of results for the year.

     Certain prior year amounts have been reclassified to conform to the current year presentation.

2. NEW ACCOUNTING PRONOUNCEMENT:

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income," effective for fiscal years beginning after December 15, 1997. This statement establishes standards for reporting comprehensive income and its components. Had SFAS No. 130 been adopted as of September 30, 1997, the primary adjustments required to reflect income on a comprehensive basis would have related to the cumulative translation adjustment and unamortized pension costs.

3. INVENTORIES:

     Inventory components at December 31, 1996 and September 30, 1997 were as follows:

                                                           DECEMBER 31,      SEPTEMBER 30,
                                                               1996              1997
                                                           ------------      -------------
Products purchased for resale --
  Domestic supplies......................................    $37,979            $35,260
  Pipe...................................................     30,753             34,371
  International supplies.................................      2,896              1,167
                                                             -------            -------
                                                              71,628             70,798
                                                             -------            -------
Manufactured products --
  Raw materials..........................................        670                776
  Work in progress.......................................      4,533              6,583
  Finished goods.........................................      8,357             13,294
                                                             -------            -------
                                                              13,560             20,653
                                                             -------            -------
                                                             $85,188            $91,451
                                                             =======            =======

     The carrying value of certain domestic inventories determined by the LIFO method was $38,005 and $36,566 at December 31, 1996 and September 30, 1997, respectively. If such LIFO inventories had been valued at replacement cost, they would have been $4,361 and $5,105 higher at those respective dates.

                            WILSON INDUSTRIES, INC.

4. PROPERTY, PLANT AND EQUIPMENT:

     The components of property, plant and equipment at December 31, 1996 and September 30, 1997, were as follows:

                                                            DECEMBER 31,     SEPTEMBER 30,
                                                                1996             1997
                                                            -------------    -------------
Land and improvements.....................................    $  1,914         $  1,914
Machinery and equipment...................................      54,310           68,990
Buildings and warehouses..................................      10,601           10,807
Transportation equipment..................................       6,517            7,364
Fixtures, office equipment and other......................       8,321           11,491
                                                              --------         --------
                                                                81,663          100,566
Less -- Accumulated depreciation..........................     (55,758)         (60,159)
                                                              --------         --------
     Net property, plant and equipment....................    $ 25,905         $ 40,407
                                                              ========         ========

5. LONG-TERM DEBT:

     Long-term debt at December 31, 1996 and September 30, 1997, consisted of the following:

                                                                DECEMBER 31,           SEPTEMBER 30,
                                                                    1996                    1997
                                                            --------------------    --------------------
Long-term Senior Notes due in semi-annual installments
  beginning July 31, 2001 with interest due semi-annually
  at a rate of 7.70 percent beginning January 31, 1998....        $    --                 $50,000
Revolving credit facility due July 31, 2000 at an average
  interest rate of 6.63 percent...........................             --                  12,800
Other notes payable due May 1, 1998 at an interest rate of
  7.46 percent............................................             --                     148
Term note of $9,300 payable to a bank at an interest rate
  of 10.55 percent, repaid July 31, 1997..................          6,500                      --
Working capital lines of credit of $10,000 at an average
  interest rate of 6.8 percent in 1996, repaid July 31,
  1997....................................................         10,000                      --
Revolving lines of credit of $25,000 at an average
  interest rate of 7.3 percent in 1996, repaid July 31,
  1997....................................................         22,000                      --
                                                                  -------                 -------
                                                                   38,500                  62,948
Less -- Current portion...................................          6,500                     148
                                                                  -------                 -------
                                                                  $32,000                 $62,800
                                                                  =======                 =======

     On July 31, 1997, the Company refinanced its term note, working capital lines of credit and revolving lines of credit with $50,000 of long-term notes and a $40,000 revolving credit facility. The long-term Senior Notes are fully amortized through seven equal installments, beginning at the end of year four of the agreement.

6. SUBSEQUENT EVENT:

  Merger With Smith International, Inc.

     On January 20, 1998, the Company announced the signing of a definitive agreement to be acquired by Smith International, Inc. (Smith), in a transaction expected to be accounted for as a pooling of interests. Smith is a publicly traded company engaged in the manufacture and sale of premium products and services to

                            WILSON INDUSTRIES, INC.

customers in the oil and gas industry. Under the terms of the merger agreement, Company stockholders will receive an aggregate of 7,900,000 shares of Smith common stock in exchange for all of the outstanding common stock of the Company.

     The transaction is subject to, among other conditions, approval by the stockholders of the Company and various U.S. governmental entities. There are no assurances as to whether this transaction will be ultimately consummated.

APPENDIX A
================================================================================

                                MERGER AGREEMENT

                                  BY AND AMONG

                            WILSON INDUSTRIES, INC.,

                           SMITH INTERNATIONAL, INC.

                                      AND

                             SII ACQUISITION CORP.

                          DATED AS OF JANUARY 19, 1998

================================================================================

                               TABLE OF CONTENTS

                                                                                          PAGE
                                                                                          ----
  ARTICLE I
    THE MERGER..........................................................................
       SECTION 1.1.         The Merger..................................................
       SECTION 1.2.         Closing.....................................................
       SECTION 1.3.         Effective Time..............................................
       SECTION 1.4.         Effects of the Merger.......................................
       SECTION 1.5.         Articles of Incorporation; Bylaws...........................
       SECTION 1.6.         Directors and Officers......................................
       SECTION 1.7.         Conversion of Securities; Exchange; Fractional Shares.......
       SECTION 1.8.         Dissenting Shares...........................................
       SECTION 1.9.         Adjustments to Prevent Dilution.............................

  ARTICLE II
    REPRESENTATIONS AND WARRANTIES OF THE COMPANY.......................................
       SECTION 2.1.         Organization and Qualification..............................
       SECTION 2.2.         The Company's Capitalization................................
       SECTION 2.3.         Authority Relative to the Agreement.........................
       SECTION 2.4.         Consents and Approvals; No Violation........................
       SECTION 2.5.         Financial Statements........................................
       SECTION 2.6.         Books and Records...........................................
       SECTION 2.7.         No Undisclosed Liabilities..................................
       SECTION 2.8.         No Material Adverse Changes.................................
       SECTION 2.9.         Litigation..................................................
       SECTION 2.10.        Tax Matters.................................................
       SECTION 2.11.        Employee Benefit Plans......................................
       SECTION 2.12.        Employment Matters..........................................
       SECTION 2.13.        Intellectual Property.......................................
       SECTION 2.14.        Environmental Matters.......................................
       SECTION 2.15.        Title to Properties; Encumbrances...........................
       SECTION 2.16.        Permits and Licenses........................................
       SECTION 2.17.        Material Contracts and Commitments..........................
       SECTION 2.18.        Tax and Pooling Matters.....................................
       SECTION 2.19.        Insurance...................................................
       SECTION 2.20.        Registration Statement and Proxy Statement..................
       SECTION 2.21.        Compliance with Laws........................................
       SECTION 2.22.        No Brokers..................................................
       SECTION 2.23.        Parent Stock Ownership......................................
       SECTION 2.24.        Voting Requirements.........................................
       SECTION 2.25.        Disclaimer of Additional and Implied Warranties.............
  ARTICLE III
    REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB.............................
       SECTION 3.1.         Organization and Qualification..............................
       SECTION 3.2.         Capitalization of Parent....................................
       SECTION 3.3.         Authority Relative to the Agreement.........................
       SECTION 3.4.         Consents and Approvals; No Violation........................
       SECTION 3.5.         SEC Filings.................................................
       SECTION 3.6.         No Undisclosed Liabilities..................................
       SECTION 3.7.         No Material Adverse Changes.................................
       SECTION 3.8.         Litigation..................................................
       SECTION 3.9.         Tax Matters.................................................

                                                                                          PAGE
                                                                                          ----
       SECTION 3.10.        Employee Benefit Plans......................................
       SECTION 3.11.        Employment Matters..........................................
       SECTION 3.12.        Environmental Matters.......................................
       SECTION 3.13.        Permits and Licenses........................................
       SECTION 3.14.        Tax and Pooling Matters.....................................
       SECTION 3.15.        Registration Statement and Proxy Statement..................
       SECTION 3.16.        Compliance with Laws........................................
       SECTION 3.17.        Severance and Change of Control Payments....................
       SECTION 3.18.        No Brokers..................................................
       SECTION 3.19.        Disclaimer of Additional and Implied Warranties.............
  ARTICLE IV
    COVENANTS OF THE COMPANY............................................................
       SECTION 4.1.         Acquisition Proposals.......................................
       SECTION 4.2.         Conduct of the Business.....................................
       SECTION 4.3.         Company Stockholder Approval................................

  ARTICLE V
    COVENANTS OF PARENT.................................................................
       SECTION 5.1.         Conduct of Business.........................................
       SECTION 5.2.         Obligations of Merger Sub...................................
       SECTION 5.3.         Registration Statement......................................
       SECTION 5.4.         Stock Exchange Listing......................................
       SECTION 5.5.         Employee Benefits...........................................
       SECTION 5.6.         Registration Rights Agreement...............................
       SECTION 5.7.         Post-Merger Combined Financial Statements...................
       SECTION 5.8.         Indemnification of Company Directors, Officers and
                            Employees...................................................
  ARTICLE VI
    ADDITIONAL AGREEMENTS...............................................................
       SECTION 6.1.         Reasonable Best Efforts.....................................
       SECTION 6.2.         Certain Filings.............................................
       SECTION 6.3.         Public Announcements........................................
       SECTION 6.4.         Further Assurances..........................................
       SECTION 6.5.         Notices of Certain Events...................................
       SECTION 6.6.         Tax-Free Reorganization and Pooling.........................
       SECTION 6.7.         Affiliates..................................................
       SECTION 6.8.         Access to Information: Confidentiality......................
       SECTION 6.9.         Parents Board of Directors..................................
       SECTION 6.10.        Shareholder Tax Representations.............................
  ARTICLE VII
    CONDITIONS TO THE MERGER............................................................
       SECTION 7.1.         Conditions to the Obligations of Each Party.................
       SECTION 7.2.         Conditions to the Obligations of Parent and Merger Sub......
       SECTION 7.3.         Conditions to the Obligations of the Company................
  ARTICLE VIII
    TERMINATION; AMENDMENT; WAIVER......................................................
       SECTION 8.1.         Termination.................................................
       SECTION 8.2.         Effect of Termination.......................................

                                                                                          PAGE
                                                                                          ----
  ARTICLE IX
    MISCELLANEOUS.......................................................................
       SECTION 9.1.         Non-survival of Representations and Warranties..............
       SECTION 9.2.         Expenses....................................................
       SECTION 9.3.         Entire Agreement; Assignment................................
       SECTION 9.4.         Amendment and Modification..................................
       SECTION 9.5.         Waiver; Consents............................................
       SECTION 9.6.         Severability................................................
       SECTION 9.7.         Notices.....................................................
       SECTION 9.8.         Governing Law...............................................
       SECTION 9.9.         Jurisdiction and Venue......................................
       SECTION 9.10.        Descriptive Headings........................................
       SECTION 9.11.        Parties in Interest; No Third Party Beneficiary.............
       SECTION 9.12.        Counterparts................................................
       SECTION 9.13.        Incorporation by Reference..................................
       SECTION 9.14.        Schedules...................................................

EXHIBITS

Exhibit A  -- Definitions
Exhibit B  -- Registration Rights Agreement
Exhibit C  -- Affiliates of the Company
Exhibit D  -- Company Affiliate Letter
Exhibit E  -- Parent Affiliate Letter
Exhibit F  -- Company Designees to Parent Board of Directors
Exhibit G  -- Environmental Laws

                                MERGER AGREEMENT

     THIS MERGER AGREEMENT (the "Agreement"), made as of the 19th day of January, 1998, is entered into by and among Smith International, Inc., a Delaware corporation ("Parent"), SII Acquisition Corp., a Texas corporation and wholly-owned subsidiary of Parent ("Merger Sub"), and Wilson Industries, Inc., a Texas corporation, (the "Company").

                                    RECITALS

     WHEREAS, subject to and in accordance with the terms and conditions of this Agreement, Parent, Merger Sub and the Company desire that Merger Sub merge with and into the Company (the "Merger"), so that the issued and outstanding shares of common stock, par value $25.00 per share, of the Company (the "Company Common Stock") not owned by the Company will in the aggregate be converted into the right to receive 7,900,000 shares of common stock, par value $1.00 per share, of Parent ("Parent Common Stock"), as provided herein; and

     WHEREAS, Parent and the Company intend the Merger to qualify as a tax-free reorganization under the provision at Section 368 of the Internal Revenue Code of 1986, as amended (the "Code"), and the regulations thereunder; and

     WHEREAS, Parent and the Company intend the Merger to be recorded as a "pooling of interests" for financial accounting purposes; and

     WHEREAS, the parties hereto desire to set forth certain representations, warranties and covenants made by each to the other as an inducement to the consummation of the Merger; and

     WHEREAS, certain terms used herein are defined in Exhibit A attached hereto;

     NOW, THEREFORE, in consideration of the premises and of the mutual representations, warranties and covenants herein contained, the parties hereto hereby agree as follows:

                                   ARTICLE I.

                                   THE MERGER

     Section 1.1. The Merger. Subject to and in accordance with the terms and conditions of this Agreement and in accordance with the Texas Business Corporation Act (the "TBCA"), at the Effective Time (as defined in Section 1.3) Merger Sub shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of the Merger Sub shall cease and the Company shall continue as the surviving corporation (sometimes referred to herein as the "Surviving Corporation") and shall succeed to and assume all of the rights and obligations of the Company and Merger Sub in accordance with the TBCA.

     Section 1.2. Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the "Closing") shall take place at the offices of Liddell, Sapp, Zivley, Hill & LaBoon, L.L.P., 3400 Chase Tower, 600 Travis, Houston, Texas 77002, as soon as practicable (and in no event more than three (3) business days) after the satisfaction or waiver of the conditions set forth in Article VII or at such other time and place and on such other date as Parent and the Company shall agree; provided, that the closing conditions set forth in Article VII shall have been satisfied or waived at or prior to such time. The date on which the Closing actually occurs is herein referred to as the "Closing Date."

     Section 1.3. Effective Time. On the Closing Date, or as soon as practicable thereafter, the Company and Merger Sub will cause Articles of Merger (the "Articles of Merger") to be filed with the Secretary of State of the State of Texas as provided in Article 5.04 of the TBCA. The Merger will become effective upon the issuance of a Certificate of Merger by the Secretary of State of the State of Texas or at such other time specified in the Articles of Merger as the effective time (the "Effective Time").

     Section 1.4. Effects of the Merger. The Merger shall have the effects set forth in the applicable provisions of the TBCA.

     Section 1.5. Articles of Incorporation; Bylaws. The articles of incorporation (the "Articles") and bylaws (the "Bylaws") of the Company, as in effect immediately prior to the Effective Time, shall be the articles of incorporation and bylaws of the Surviving Corporation and thereafter shall continue to be its articles of incorporation and bylaws until amended as provided therein and under the TBCA.

     Section 1.6. Directors and Officers. The initial directors and officers of the Surviving Corporation shall be designated in Schedule 1.6, and such directors and officers shall hold office in accordance with the Articles and Bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified.

     Section 1.7. Conversion of Securities; Exchange; Fractional Shares.Subject to the terms and conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of the Company, Merger Sub or the shareholders of the Company, the shares of capital stock of each of the Company and Merger Sub shall be converted or canceled as follows:

     (a) Each share of the Company Common Stock issued and outstanding immediately prior to the Effective Time, other than any shares of the Company Common Stock to be canceled pursuant to Section 1.7(b) and Dissenting Shares (as defined in Section 1.8), shall be converted into the right to receive 21.2633 shares (the "Exchange Ratio") of Parent Common Stock (the "Merger Consideration"); provided that no fractional shares of Parent Common Stock shall be issued, and, in lieu thereof, a cash payment shall be made in accordance with the procedure set forth in Section 1.7(g) hereof.

     (b) Each share of the Company Common Stock held in the treasury of the Company immediately prior to the Effective Time shall be canceled and extinguished at the Effective Time without any conversion thereof and no payment shall be made with respect thereto.

     (c) Each share of common stock, par value $1.00 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall at the Effective Time be converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

     (d) At the Effective Time, each holder of an outstanding certificate that prior thereto represented shares of the Company Common Stock shall be entitled to receive, upon surrender to the paying agent for the Merger of such certificate or certificates for cancellation and subject to any required withholding of taxes, a certificate or certificates representing the number of whole shares of Parent Common Stock (of such denominations and registered in such names as such holder may request) into which the shares of the Company Common Stock so surrendered shall have been converted. Each holder of shares of the Company Common Stock who would otherwise be entitled to a fraction of a share of Parent Common Stock shall, upon surrender to the Surviving Corporation of the certificates representing shares of the Company Common Stock held by such holder, be paid an amount in cash in accordance with the provisions of Section 1.7(g). Until so surrendered, each outstanding certificate that prior to the Effective Time represented shares of the Company Common Stock shall be deemed from and after the Effective Time to evidence the right to receive that number of full shares of Parent Common Stock into which such shares of the Company Common Stock shall have been converted pursuant to this Section 1.7, and any cash in lieu of fractional shares of Parent Common Stock, subject to any of required withholding of taxes. No interest shall be paid on the cash payable upon surrender of the certificate or certificates evidencing shares of the Company Common Stock. Unless and until any such outstanding certificates representing shares of the Company Common Stock shall be surrendered, no dividends or other distributions declared and payable to the holders of Parent Common Stock on or after the Effective Time shall be paid to the holders of such outstanding certificates which prior to the Effective Time represented shares of the Company Common Stock; provided, however, that, upon surrender and exchange of such outstanding certificates, there shall be paid to the record holders of the certificates issued and exchanged therefor the amount, without interest thereon, of dividends and other distributions, if any, that theretofore were declared and became payable since the Effective Time with respect to the number of full shares of Parent Common Stock issued to such holders.

     (e) The shares of Parent Common Stock into which the shares of the Company Common Stock shall have been converted pursuant to this Section 1.7, and any cash in lieu of fractional shares of Parent Common

Stock, shall be issued in full satisfaction of all rights pertaining to such converted shares of the Company Common Stock.

     (f) If any certificate for shares of Parent Common Stock is to be issued in a name other than that in which the certificate surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that the certificate so surrendered shall be properly endorsed and otherwise in proper form for transfer and that the person requesting such exchange shall have paid to Parent or the Surviving Corporation any transfer or other taxes required by reason of the issuance of a certificate for shares of Parent Common Stock in any name other than that of the registered holder of the certificate surrendered, or established to the satisfaction of Parent or its transfer agent that such tax has been paid or is not payable.

     (g) No fraction of a share of Parent Common Stock shall be issued, but in lieu thereof each holder of shares of the Company Common Stock who would otherwise be entitled to a fraction of a share of Parent Common Stock shall, upon surrender to the Surviving Corporation of the certificate or certificates representing the shares of the Company Common Stock held by such holder, be paid an amount in cash equal to the value of such fraction of a share of Parent Common Stock based upon the closing price of one share of Parent Common Stock on the New York Stock Exchange (the "NYSE") on the last trading day prior to the Effective Time. No interest shall be paid on such amount. All shares of the Company Common Stock held by a record holder shall be aggregated for purposes of computing the number of shares of Parent Common Stock to be issued pursuant to this Section 1.7.

     (h) At the Closing, Parent shall provide each holder of certificates of Company Common Stock ("Certificates"), which prior to the Effective Time represented shares of the Company Common Stock, a letter of transmittal to return to the paying agent for the Merger: (i) notifying the paying agent of the effectiveness of the Merger; (ii) providing instructions for effecting the surrender and exchange of the Certificates for the Merger Consideration; (iii) specifying that delivery shall be affected, and risk of loss of the Certificates shall pass, only upon delivery of the Certificates to the paying agent; and (iv) including such other provisions as the Company and Parent may mutually agree.

     (i) Neither Parent, the Surviving Corporation, nor any other person shall be liable to any former holder of shares of the Company Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

     (j) In the event any certificate formerly representing shares of the Company Common Stock shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed and, if required by Parent or the Surviving Corporation, the posting by such person of a bond in customary amount as indemnity against any claim that may be made against Parent or the Surviving Corporation with respect to such certificate, the Surviving Corporation shall deliver in exchange for such lost, stolen or destroyed certificate the cash and shares of Parent Common Stock that would be deliverable pursuant to this Article I upon due surrender of the shares of the Company Common Stock represented by such lost, stolen or destroyed certificate.

     Section 1.8. Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time that are held by a shareholder who did not vote in favor of the Merger and who complies with all of the relevant provisions of Section 5.12 of the TBCA (the "Dissenting Shares") shall not be converted into the right to receive the Merger Consideration unless and until the shareholder shall have failed to perfect or shall have effectively withdrawn or lost such shareholder's rights to appraisal under the TBCA; and any such shareholder shall have only such rights in respect of the Dissenting Shares owned by such shareholder as are provided in Sections 5.11 and 5.12 of the TBCA. If any such shareholder shall have failed to perfect or shall have effectively withdrawn or lost such rights, such shareholder's Dissenting Shares shall thereupon be deemed to have been converted into and to have become exchangeable, as of the Effective Time, for the right to receive the Merger Consideration without any interest thereon, pursuant to the terms of Section 1.7.

     Section 1.9. Adjustments to Prevent Dilution. In the event that the Company changes the number of shares of the Company Common Stock or securities convertible or exchangeable into or exercisable for shares

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of the Company Common Stock, or Parent changes the number of shares of Parent
Common Stock or securities convertible or exchangeable into or exercisable for shares of Parent Common Stock, issued and outstanding prior to the Effective Time as a result of a reclassification, stock split (including a reverse split or combination), stock dividend or distribution, recapitalization, subdivision, or other similar transaction, the Merger Consideration shall be correspondingly adjusted.

                                  ARTICLE II.

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     The Company makes the representations and warranties set forth in this
Article II to Parent. The Company has delivered to Parent the Schedules to this Agreement referred to in this Article II on the date hereof and such Schedules have been reviewed and accepted by Parent. The Company shall, from time to time through the Closing Date, advise Parent as to any change, amendment or supplement to the Schedules which is necessary to reflect material changes in the subject matter thereof occurring through the Closing Date. Parent must notify the Company within five (5) business days after receipt of any material change, amendment or supplement to the Schedules of its election to terminate this Agreement in accordance with Section 8.1. If Parent fails to notify the Company as required, it shall be deemed to have waived its right to terminate this Agreement based on such change, amendment or supplement to the Schedules.

     Section 2.1. Organization and Qualification.

     (a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Texas. The Company has all requisite corporate power and authority to carry on its business as it is now being conducted, and to own, lease and operate its properties and assets, and to perform all its obligations under the agreements and instruments to which it is a party or by which it is bound. The Company is duly qualified to do business as a foreign corporation and is in good standing under the laws of each state or other jurisdiction in which the properties and assets owned, leased or operated by it or the nature of the business conducted by it make such qualification necessary, except in such jurisdictions where the failure to be duly qualified or in good standing does not and would not result in a Material Adverse Effect. Each such jurisdiction in which the Company is so qualified is listed on
Schedule 2.1(a).

     (b) Schedule 2.1(b) contains a list of all Subsidiaries, indicating in each case the name, type of entity, jurisdiction of organization and other jurisdictions in which it is authorized to do business, its authorized capital stock or share capital and the number of issued and outstanding shares of capital stock or share capital. Each Subsidiary which is a corporation is duly incorporated, validly existing and in good standing under the laws of the state or jurisdiction of its incorporation and has all requisite corporate power and authority to carry on its business as it is now being conducted, to own, lease and operate its properties and assets, and to perform all its obligations under the agreements and instruments to which it is a party or by which it is bound. Each Subsidiary which is not a corporation is duly organized and validly existing under all applicable laws and has all necessary power and authority to own or lease and operate its properties and assets, and to perform all its obligations under the agreements and instruments to which it is a party or by which it is bound. Each Subsidiary is duly qualified to do business as a foreign entity and is in good standing under the laws of each state or other jurisdiction in which the properties and assets owned, leased or operated by it or the nature of the business conducted by it make such qualification necessary, except in such jurisdictions where the failure to be duly qualified or in good standing does not and would not result in a Material Adverse Effect.

     (c) True, correct and complete copies of the Organizational Documents of the Company and each Subsidiary, with all amendments thereto through the date of this Agreement, have been delivered by the Company to Parent.

     Section 2.2. The Company's Capitalization. The authorized and outstanding capital stock of the Company is set forth on Schedule 2.2. Except as set forth on Schedule 2.2, there are no outstanding subscriptions, options, phantom stock, convertible securities, rights, warrants, calls, irrevocable proxies or other agreements or commitments of any kind directly or indirectly obligating the Company to issue any

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

security of or equity interest in the Company, or irrevocable proxies or any agreements restricting the transfer of or otherwise relating to any security or equity interest in the Company. All of the outstanding shares of capital stock of the Company and all outstanding shares of capital stock of each Subsidiary have been duly authorized, validly issued and are fully paid and non-assessable, and are free of preemptive rights. Except as set forth on Schedule 2.2, all dividends declared prior to the date hereof have been paid.

     Section 2.3. Authority Relative to the Agreement. The Company has full corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby, subject to the approval of the Board of Directors and shareholders of the Company ("Company Approvals") which, with respect to the approval of the shareholders, will require a meeting of the shareholders of the Company pursuant to Section 5.03 of TBCA ("Company Shareholders' Meeting"). No corporate actions or proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement, the performance of the obligations hereunder or the consummation of the transactions contemplated hereby, except for the Company Approvals. This Agreement has been duly and validly executed and delivered by the Company and constitutes the valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, moratorium, or other similar laws relating to creditors' rights generally and general equitable principles.

     Section 2.4. Consents and Approvals; No Violation. Except for filings as may be required by the HSR Act or as otherwise set forth on Schedule 2.4, no filing or registration with, no notice to, or consent or approval of any third party, including but not limited to, any Governmental Authority, creditor or other Person in a contractual relationship with the Company or any Subsidiary, is necessary in connection with the execution and delivery of this Agreement by the Company, the performance of its obligations hereunder, or the consummation of the transactions contemplated hereby. Except as set forth on Schedule 2.4, the execution and delivery of this Agreement, the consummation of the transactions contemplated hereby, or the compliance by the Company with any of the provisions hereof will not, as of the Closing Date, (i) conflict with or violate any provision of any Organizational Document of the Company or any Subsidiary; (ii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, contract, agreement, commitment, bond, mortgage, indenture, license, lease, pledge agreement or other instrument or obligation to which the Company or any Subsidiary is a party or by which the Company or any Subsidiary or any of their respective properties or assets may be bound, except as would not have a Material Adverse Effect; (iii) violate or conflict with any provision of any Governmental Authorization or Legal Requirement binding upon the Company or any Subsidiary except as would not have a Material Adverse Effect; or (iv) result in, or require, the creation or imposition of, any Encumbrance upon or with respect to any of the properties or assets now owned or used by the Company or any Subsidiary, except as would not have a Material Adverse Effect.

     Section 2.5. Financial Statements. The Company has provided Parent with a true and complete copy of (i) the audited Consolidated Balance Sheets of the Company for the fiscal years ended December 31, 1994, 1995 and 1996 and the related Consolidated Statements of Income, Changes in Stockholder's Equity, and Cash Flows, for the years then ended and (ii) the unaudited Consolidated Balance Sheet of the Company as of September 30, 1997 (the "Balance Sheet Date") and the related Consolidated Statement of Income, Changes in Stockholder's Equity and Cash Flows as of and for the nine months then ended (all of the foregoing Consolidated Balance Sheets and Consolidated Statements of Income, Changes in Stockholder's Equity and Cash Flows of the Company are collectively referred to as the "Company Financial Statements"). The Company Financial Statements present fairly, in all material respects, the financial condition, results of operations and cash flows of the Company and its Subsidiaries as at the respective dates thereof and for the periods therein referred to, all in accordance with GAAP, subject in the case of interim financial statements, to normal recurring year-end adjustments and the absence of notes. Since December 31, 1996, there have been no material changes in accounting principles applicable to, or methods of accounting utilized by, the Company, except as specifically described in the Company Financial Statements.

     Section 2.6. Books and Records. The books of account, minute books, stock records books and other records of the Company and its Subsidiaries, all of which have been made available to Parent, are complete and correct in all material respects and have been maintained in accordance with sound business practices and Legal Requirements. The minute books of the Company and its Subsidiaries contain accurate and complete records of all meetings held of and corporate action taken by the shareholders and boards of directors of the Company and the Subsidiaries, and no meeting of such shareholders or any such board of directors has been held for which minutes have not been prepared and are not contained in such minute books.

     Section 2.7. No Undisclosed Liabilities. Except as set forth on Schedule
2.7 or as reflected, reserved against or otherwise disclosed in the Company Financial Statements, there are no debts, liabilities or obligations (whether accrued, absolute, contingent or otherwise) pertaining to acts or omissions arising on or prior to the Balance Sheet Date which were not recorded in the accounting records of the Company and reflected in the Company Financial Statements that would have, individually or in the aggregate, a Material Adverse Effect.

     Section 2.8. No Material Adverse Changes. Except as set forth on Schedule 2.8, since the Balance Sheet Date the Company has not (i) issued or sold any of its capital stock or corporate debt obligations (other than checks, drafts, bills and notes issued in the ordinary course of its business consistent with past practice); (ii) sold or granted any option, warrant or other right to purchase any of its capital stock; (iii) declared or set aside or paid any dividend or made any other distribution in respect of its capital stock, or, directly or indirectly, purchased, redeemed or otherwise acquired any shares of such stock; (iv) made any payments or distributions pursuant to any tax sharing agreements or arrangements; (v) acquired, transferred or disposed of, or agreed to acquire, transfer or dispose of, any assets except in the ordinary course of business consistent with past practice; (vi) subjected any assets to any liens, other than liens for taxes not yet due and payable; (vii) suffered any damage, destruction or casualty loss in excess of $500,000, whether or not covered by insurance; (viii) guaranteed or assumed responsibility for any indebtedness or the performance of any other obligations other than those of the Company or its Subsidiaries; (ix) increased or established any bonus, insurance, severance, deferred compensation, pension, retirement, profit-sharing, stock option, stock purchase or other employee benefit plan, except in the ordinary course of business consistent with past practice; or (x) operated the business of the Company or its Subsidiaries other than in, or entered into any material transactions or arrangements (including those effected for tax purposes) outside the ordinary course of business consistent with past practice.

     Section 2.9. Litigation. Except as set forth on Schedule 2.9, there are no Proceedings pending or, to the knowledge of the Company, threatened against the Company or any Subsidiary or involving any of the properties or assets of the Company or any Subsidiary that would have, individually or in the aggregate, a Material Adverse Effect.

     Section 2.10. Tax Matters. Except as set forth on Schedule 2.10, the Company and its Subsidiaries have timely filed (or there has been filed on their behalf) with the appropriate Governmental Authorities all income (including foreign) and franchise tax returns, statements, reports and forms that each of them was required to file on or before the date hereof. All such income and franchise tax returns were correct and complete in all material respects, and, to the knowledge of the Company, all such tax returns properly reflected the respective liabilities of the Company and its Subsidiaries for taxes for the periods covered thereby. All taxes shown as due on the heretofore described tax returns have been timely paid. Neither the Company nor any Subsidiary is currently the beneficiary of any extension of time within which to file any income or franchise tax return. Except as set forth in Schedule 2.10, neither the Company nor any Subsidiary has received any notice of deficiency or assessment or proposed deficiency or assessment in connection with any tax return, and there are not any pending tax examinations of, or claims served against, the Company or any Subsidiary. There is no material dispute or claim concerning any income or franchise tax liability of the Company or any Subsidiary either claimed or raised by any authority in writing. The Company has made available to the Parent true and correct copies of all federal and state income and franchise tax returns, examination reports and statements of deficiencies assessed against or agreed to by the Company or any Subsidiary for all open tax years. Neither the Company nor any Subsidiary has extended, or waived the application of, any statute of limitations of any jurisdiction regarding the assessment or collection of any income or franchise taxes. Neither the Company nor any Subsidiary has filed a consent under Section 341(f) of the Code concerning collapsible corporations. Neither the Company nor any Subsidiary has been a United States real property holding corporation within the meaning of Code sec. 897(c)(2) during the applicable period specified in Code sec. 897(c)(1)(A)(ii). Neither the Company nor any Subsidiary is party to any tax allocation or sharing agreement. Neither the Company nor any Subsidiary (i) has been a member of an affiliated group filing a consolidated federal income tax return (other than a group the common parent of which was the Company) or
(ii) has any liability for the taxes of any person under Reg. sec. 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise. There are no security interests or liens on any assets of the Company or any Subsidiary that arose or may reasonably be expected to arise in connection with any failure by the Company or any Subsidiary to pay any tax (other than any lien for current taxes not yet due and payable) related to operations of the Company or any Subsidiary through the Closing Date. The Company and its Subsidiaries have withheld and paid all taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party. The unpaid income taxes and other taxes of the Company and its Subsidiaries (i) did not, as of the most recent fiscal month end, exceed by any material amount the reserve for tax liability (other than any reserve for deferred taxes established to reflect timing differences between book and tax income) set forth on the face of the most recent balance sheet (other than in any notes thereto) and (ii) will not exceed by any material amount that reserve as adjusted for operations and transactions through the Closing Date in accordance with the past custom and practice of the Company in filing its income tax and other tax returns.

     Section 2.11. Employee Benefit Plans. (a) Schedule 2.11 contains a list of all "employee pension benefit plans" (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) (sometimes referred to herein as the "Company Pension Plans"), "employee welfare benefit plans" (as defined in Section 3(1) of ERISA, hereinafter a "Company Welfare Plan"), stock option, stock purchase, incentive, deferred compensation plans or arrangements, vacation, change in control, stay-on bonus plans or arrangements, and other material employee compensation and fringe benefit plans or agreements, maintained, contributed to, or called the "Company Benefit Plans"). The Company has made available to Parent true, complete, and correct copies of (i) each Company Benefit Plan and any subsequently adopted amendments thereto (on, in the case of unwritten Company Benefit Plan, descriptions thereof), (ii) the most recent annual report on Form 5500 filed with respect to each Company Benefit Plan (if any such report was required), (iii) the most recent summary plan description for each Company Benefit Plan for which such a summary plan description is required (with all summaries of material modifications provided after the most recent summary plan description was distributed), (iv) each trust agreement and group annuity contract relating to any Company Benefit Plan and
(v) each favorable determination letter from the Internal Revenue Service with respect to each Company Benefit Plan that is intended to be qualified under
Section 401(a) of the Code.

     (b) All Company Benefit Plans are and have been administered in material compliance with their terms and all applicable Legal Requirements, including, without limitation, ERISA and the Code, except where the failure to so administer the Company Benefit Plans or to comply with such laws would not have, individually or in the aggregate, a Material Adverse Effect. There are no pending or, to the Company's or the Subsidiary's knowledge, threatened investigations by any Governmental Authority, termination proceedings, or other claims (except claims for benefits payable in the normal operation of the Company Benefit Plans), Proceedings against or involving any Company Benefit Plan or asserting any rights or claims to benefits under any Company Benefit Plan that would have, individually or in the aggregate, a Material Adverse Effect.

     (c) All material contributions to, and material payments from, the Company Benefit Plans required to be made in accordance with the Company Benefit Plans have been timely made or provided for.

     (d) No Company Benefit Plan is a "multiemployer plan" within the meaning of
Section 4001(a)(3) of ERISA.

     (e) (i) No "prohibited transaction" (under Section 4975 of the Code or
Section 406 of ERISA) has occurred with respect to any Company Benefit Plan;
(ii) there has been no breach of fiduciary duty with respect to any Company Benefit Plan; (iii) the Seller has not incurred any direct or indirect liability under

Title IV of ERISA in connection with the termination of, or withdrawal from, any of the Company Benefit Plans; and (iv) there does not exist with respect to any of the Company Benefit Plans any accumulated funding deficiency within the meaning of Section 412 of the Code or Section 302 of ERISA, other than, in each case, those that would not have, individually or in the aggregate, a Material Adverse Effect.

     (f) Except as required by law or as disclosed in Schedule 2.11(f), the Company does not maintain or contribute to any material plan or arrangement which provides or has any material liability to provide life insurance or other employee welfare benefits to any employee or former employee upon his or her retirement or termination of employment, and the Company has not represented, provided or contracted (whether in oral or written form) to any employee or former employee that such benefits would be provided.

     (g) Except as disclosed in Schedule 2.11(g), the execution of, and performance of the transactions contemplated in, this Agreement will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any Company Benefit Plan that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligations to fund benefits with respect to any employee.

     Section 2.12. Employment Matters. Except as disclosed on Schedule 2.12, there are no agreements with labor unions or associations representing employees of the Company or any Subsidiary. No material work stoppage against the Company or any Subsidiary is pending or, to the knowledge of the Company, threatened. Neither the Company nor any Subsidiary is involved in or, to the knowledge of the Company, is threatened with any labor dispute or similar Proceeding relating to labor matters involving the employees of the Company or any Subsidiary (excluding routine workers' compensation claims) that would have, individually or in the aggregate, a Material Adverse Effect. To the Company's knowledge, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being undertaken or threatened involving employees of the Company or any Subsidiary.

     Section 2.13. Intellectual Property.

     (a) The Company and/or each of its Subsidiaries owns, or is licensed or otherwise possesses legal enforceable rights to use all patents, trademarks, trade names, service marks, copyrights, and any applications therefor, technology, know-how, computer software programs or applications, and tangible or intangible proprietary information or material that are used in the business of the Company and its Subsidiaries as currently conducted, except as would not have a Material Adverse Effect.

     (b) Except as disclosed in Section 2.13(b) or as would not have a Material Adverse Effect: (i) the Company is not, nor will it be as a result of the execution and delivery of this Agreement or the performance of its obligations hereunder, in violation of any licenses, sublicenses and other agreements as to which the Company is a party and pursuant to which the Company is authorized to use any third-party patents, trademarks, service marks and copyrights ("Third-Party Intellectual Property Rights"); (ii) no claims with respect to the patents, registered and material unregistered trademarks and service marks, registered copyrights, trade names and any applications therefor owned by the Company and its Subsidiaries (the "Company Intellectual Property Rights"), any trade secret material to the Company, or Third-Party Intellectual Property Rights to the extent arising out of any use, reproduction or distribution of such Third-Party Intellectual Property Rights by or through the Company or any of its Subsidiaries, are currently pending or, to the knowledge of the Company, threatened by any person; or (iii) the Company does not know of any reasonable grounds for any claims (1) to the effect that the manufacture, sale, licensing or use of any products as now used, sold or licensed or proposed for use, sale or license by the Company or any of its Subsidiaries, infringes on any copyright, patent, trademark, service mark or trade secret; (2) against the use by the Company or any of its Subsidiaries, of any trademarks, trade names, trade secrets, copyrights, patents, technology, know-how or computer software programs and applications used in the business of the Company or any of its Subsidiaries as currently conducted or as proposed to be conducted; (3) challenging the ownership, validity or effectiveness of any of the Company Intellectual Property Rights or other trade secret material to the Company; or (4) challenging the license or legal enforceable right to use of the Third-Party Intellectual Rights by the Company or any of its Subsidiaries.

     (c) To the Company's knowledge, all material patents, registered trademarks, service marks and copyrights held by the Company are valid and subsisting. To the Company's knowledge there is no material unauthorized use, infringement or misappropriation of any of the Company Intellectual Property by any third-party, including any employee or former employee of the Company or any of its Subsidiaries.

     Section 2.14. Environmental Matters. Except as disclosed on Schedule 2.14,
(i) other than violations that would not have a Material Adverse Effect, each Company Business Facility has been operated in compliance with all applicable Environmental Laws; (ii) there are no existing, pending or, to the Company's knowledge, threatened Proceedings or clean-up obligations asserted by any Governmental Authority or other third party relating to any Environmental Laws with respect to any Company Business Facility, except that would not have a Material Adverse Effect; (iii) all notices, permits, or similar authorizations, if any, required to be obtained or filed under applicable Environmental Laws in connection with the operation of the Company Business Facilities have been obtained or filed, other than any such notices, permits, or similar authorizations the failure of which to obtain or file would not have a Material Adverse Effect; and (iv) there are not any past or present conditions or circumstances at, or arising out of, any current or former business of the Company or any Subsidiary of the Company, including, but not limited to, on-site or off-site disposal or release of any substance, product or waste, which may give rise to: (1) liabilities or obligations for any clean-up, remediation or corrective action under any Environmental Law, or (2) claims for personal injury, property damage or damage to natural resources, except in each case that which would not have a Material Adverse Effect.

     Section 2.15. Title to Properties; Encumbrances. The Company and its Subsidiaries have good and valid title to all of the properties, assets, real and personal, reflected as owned in the books and records of the Company and the Company Financial Statements and all properties and assets purchased or otherwise acquired by the Company or any Subsidiary since the Balance Sheet Date, except for those properties and assets disposed of in the ordinary course of business since the Balance Sheet Date. None of the properties or assets owned by the Company or its Subsidiaries is subject to any lien, mortgage, pledge, security interest or other encumbrance arising by, through or under the Company or its Subsidiaries, except (i) liens, mortgages, pledges, security interests or other encumbrances shown on the Company Financial Statements as securing specified liabilities or obligations, with respect to which no default (or circumstance which with notice or lapse of time or both would constitute a default) exists, (ii) liens, mortgages, pledges, security interests or other encumbrances incurred in connection with the purchase of property or assets after the Balance Sheet Date, with respect to which no default (or circumstance which with notice or lapse of time or both would constitute a default) exists,
(iii) liens, mortgages, pledges, security interests or other encumbrances described in Schedule 2.15, (iv) liens for taxes, assessments or governmental charges or levies which are not delinquent, and (v) liens, mortgages, pledges, security interests or other encumbrances that do not materially interfere with the Company's and Subsidiaries' use and enjoyment of the assets encumbered thereby.

     Section 2.16. Permits and Licenses. Except as set forth in Schedule 2.16, the Company and each Subsidiary have all permits, licenses, certificates and authorities (collectively, "Permits") from Governmental Authorities required to conduct their businesses as they are now being conducted, and the consummation of the transactions contemplated by this Agreement will not constitute a violation of any such Permit which would result in a Material Adverse Effect. Such Permits are in full force and effect unimpaired by any act or omission of the Company or any Subsidiary, or their employees or agents, have not been suspended or revoked, and the Company and each Subsidiary have complied with, and will continue to comply with, their terms until Closing, except for any failure to comply which would not result in a Material Adverse Effect.

     Section 2.17. Material Contracts and Commitments. Except as set forth on
Schedule 2.17, the Company is not a party to or bound by any (i) employment, consulting or severance contract, including any golden parachute arrangement within the meaning of Section 280G of the Code; (ii) bonus, stock option, incentive compensation plan, non-qualified stock purchase plan or other fringe benefit plan or program; (iii) contract to purchase or sell or option granted to a third party to purchase any real property, or lease of any real property; (iv) lease with respect to or contract or option to purchase or sell any material equipment otherwise than in the ordinary course of business; (v) contract or commitment for capital expenditures requiring payments of $500,000 or more; (vi) contract or commitment for the purchase of materials or supplies or for the performance of services for its benefit which requires payments of $500,000 or more per year and more than
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30 days notice of cancellation or a cancellation payment or penalty of $250,000 or more; (vii) joint venture or partnership agreement; (viii) agreement for money borrowed or loaned; (ix) security agreement or guarantee with respect to an obligation in excess of $500,000; (x) sales representation, distribution or agency agreement which requires more than one (1) years notice of cancellation or a cancellation payment or penalty of $250,000 or more; (xi) non-competition agreement (excluding agreements with employees) for the benefit of or obligating the Company; or (xii) material contract other than the foregoing, not made in the ordinary course of business consistent with past practice (collectively, the "Contracts"). To the knowledge of the Company, each such Contract is valid, binding and enforceable by the Company in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, moratorium, or other similar laws relating to or affecting creditors' rights generally and general equity principles. To the knowledge of the Company, neither the Company nor any other party to such Contract is in breach or default in any material respect under any Contract. True and complete copies of the Contracts have been made available to the Parent for inspection and copying.

     Section 2.18. Tax and Pooling Matters. To the Company's knowledge, neither the Company nor any of its Affiliates has taken, has agreed or failed to take, or intends to take any action or has any knowledge of any fact or circumstance that would prevent the Merger from (a) qualifying as a reorganization within the meaning of Section 368 of the Code (a "368 Reorganization") or (b) being treated for financial accounting purposes as a "pooling of interests" (a "Pooling Transaction") in accordance with GAAP and the rules, regulations and interpretations of the Securities and Exchange Commission ("SEC") if consummated in accordance with this Agreement. Without limiting the foregoing: (1) to the Company's knowledge, (A) there is no plan or intention on the part of the holders of the Company Common Stock to sell, exchange or otherwise dispose of a number of shares of Parent Common Stock that would cause paragraph 2 of Section
7.02 of Rev. Proc. 77-37 (as amplified) not to be true as applied to the Merger, and (B) the only Company stockholders beneficially owning more than 5% of the outstanding Company Common Stock are as set forth in Schedule 2.18; (2) as of the Effective Time and immediately following the Merger, the surviving company of the Merger will hold "substantially all" of the Company's properties within the meaning of Section 368(a)(2)(E) of the Code and Rev. Proc. 77-37 (as amplified); and (3) there is no intercorporate indebtedness between the Company and the Parent.

     Section 2.19. Insurance. Schedule 2.19 sets forth a list of all insurance policies issued in favor of the Company or its Subsidiaries which relate to the business of the Company or its Subsidiaries, and all such policies are currently in force and effect. True and complete copies of all such policies will be delivered to Parent upon request. The Company maintains insurance coverage reasonably adequate for the operation of its business.

     Section 2.20. Registration Statement and Proxy Statement. None of the information to be supplied by the Company for inclusion in (a) the Registration Statement or (b) the proxy statement to be distributed in connection with the Company Shareholders' Meeting (the "Company Proxy Statement") will, in the case of the Company Proxy Statement or any amendments thereof or supplements thereto, at the time of the mailing of the Company Proxy Statement and any amendments thereof or supplements thereto, and at the time of the Company Shareholders' Meeting, or, in the case of the Registration Statement, as amended or supplemented, at the time it becomes effective and at the time of the Company Shareholders' Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. No representation is made by the Company with respect to information supplied by the Parent or Merger Sub for inclusion therein.

     Section 2.21. Compliance with Laws. The conduct of the business of the Company and its Subsidiaries complies with all applicable Legal Requirements (other than Environmental Laws which are governed solely by Section 2.14), except for violations or failures to so comply, if any, that would not have, individually or in the aggregate, a Material Adverse Effect.

     Section 2.22. No Brokers. The Company has not entered into any contract, arrangement or understanding with any person or firm which may result in the obligation of the Company or Parent to pay any finder's

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fees, brokerage or agent's commission or other payments in connection with the negotiations leading to this Agreement or the consummation of the transactions contemplated hereby, except that the Company has retained Morgan Stanley & Co. Incorporated as its financial advisor, the arrangements with which have been disclosed in writing to the Parent prior to the date hereof.

     Section 2.23. Parent Stock Ownership. Neither the Company nor any of its Subsidiaries owns any shares of Parent Common Stock or other securities convertible into or otherwise exercisable to acquire Parent Common Stock.

     Section 2.24. Voting Requirements. The affirmative vote of the holders of at least two-thirds of the outstanding shares of the Company Common Stock is the only vote of the holders of any class or series of the capital stock of the Company necessary to approve this Agreement and the Merger.

     Section 2.25. Disclaimer of Additional and Implied Warranties. The Company is making no representations or warranties, express or implied, of any nature whatsoever except as specifically set forth in Article II of this Agreement.

                                  ARTICLE III.

            REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

     Parent and Merger Sub make the representations and warranties set forth in this Article III jointly and severally to the Company. Parent has delivered to the Company the Schedules to this Agreement referred to in this Article III on the date hereof and such Schedules have been reviewed and accepted by the Company. Parent shall, from time to time through the Closing Date, advise the Company as to any change, amendment or supplement to the Schedules which is necessary to reflect material changes in the subject matter thereof occurring through the Closing Date. The Company must notify Parent within five (5) business days after receipt of any material change, amendment or supplement to the Schedules of its election to terminate this Agreement in accordance with
Section 8.1. If the Company fails to notify Parent as required, it shall be deemed to have waived its right to terminate this Agreement based on such change, amendment or supplement to the Schedules.

     Section 3.1. Organization and Qualification. (a) Parent is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. Parent has all requisite corporate power and authority to carry on its business as it is now being conducted, and to own, lease and operate its properties and assets, and to perform all its obligations under the agreements and instruments to which it is a party or by which it is bound. Parent is duly qualified to do business as a foreign corporation and is in good standing under the laws of each state or other jurisdiction in which the properties and assets owned, leased or operated by it or the nature of the business conducted by it make such qualification necessary, except in such jurisdictions where the failure to be duly qualified or in good standing does not and would not result in a Material Adverse Effect. Each such jurisdiction in which Parent is so qualified is listed on Schedule 3.1(a).

     (b) Merger Sub is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Texas. Merger Sub has all requisite corporate power and authority to carry on its business as it is now being conducted, and to own, lease and operate its properties and assets, and to perform all its obligations under the agreements and instruments to which it is a party or by which it is bound.

     Section 3.2. Capitalization of Parent. (a)The authorized and outstanding capital stock of Parent is set forth on Schedule 3.2. Except as set forth on
Schedule 3.2, there are no outstanding subscriptions, options, phantom stock, convertible securities, rights, warrants, calls, irrevocable proxies or other agreements or commitments of any kind directly or indirectly obligating Parent to issue any security of or equity interest in Parent, or irrevocable proxies or any agreements restricting the transfer of or otherwise relating to any security or equity interest in Parent. All of the outstanding shares of capital stock of Parent have been duly authorized, validly issued and are fully paid and non-assessable, and are free of preemptive rights. Except as set forth on
Schedule 3.2, all dividends declared prior to the date hereof have been paid.

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     (b) The shares of Parent Common Stock to be issued as part of the Merger
Consideration have been duly authorized and, when issued and delivered in accordance with the terms of the Agreement, will have been validly issued and will be fully paid and nonassessable, and the issuance thereof is not subject to any preemptive or other similar right.

     Section 3.3. Authority Relative to the Agreement. Parent and Merger Sub each have full power and authority to execute and deliver this Agreement, to perform their respective obligations hereunder and to consummate the transactions contemplated hereby. No corporate actions or proceedings on the part of Merger Sub or Parent are necessary to authorize the execution and delivery of this Agreement, the performance of the obligations hereunder or the consummation of the transactions contemplated hereby, except for the approval of the Parent's Board of Directors and the Board of Directors and the shareholders of Merger Sub; with respect to the approval of the Board of Directors and the shareholders of Merger Sub, such approval will be obtained on or before the approval of the Parent's Board of Directors. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub, and this Agreement constitutes the valid and binding obligation of Parent and Merger Sub, enforceable against each in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, moratorium, or other similar laws relating to creditors' rights generally and general equitable principles.

     Section 3.4. Consents and Approvals; No Violation. Except for filings as may be required by the HSR Act or as otherwise set forth in the Parent SEC Reports (as hereinafter defined) or Schedule 3.4, no filing or registration with, no notice to, or consent or approval of any third party, including, but not limited to, any Governmental Authority, creditor or other Person in a contractual relationship with the Parent or Merger Sub, is necessary in connection with the execution and delivery of this Agreement by the Parent or the Merger Sub, the performance of their obligations hereunder, or the consummation of the transactions contemplated hereby. Except as set forth in the Parent SEC Reports, the execution and delivery of this Agreement, the consummation of the transactions contemplated hereby, or the compliance by the Parent and Merger Sub with any of the provisions hereof will not, as of the Closing Date, (i) conflict with or violate any provision of any Organizational Document of Parent or Merger Sub; (ii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, contract, agreement, commitment, bond, mortgage, indenture, license, lease, pledge agreement or other instrument or obligation to which Parent or any Subsidiary is a party or by which the Parent or any Subsidiary or any of their respective properties or assets may be bound, except as would not have a Material Adverse Effect; (iii) violate or conflict with any provision of any Governmental Authorization or Legal Requirement binding upon Parent or any Subsidiary, except as would not have a Material Adverse Effect; or (iv) result in, or require, the creation or imposition of, any Encumbrance upon or with respect to any of the properties now owned or used by Parent or any Subsidiary, except as would not have a Material Adverse Effect.

     Section 3.5. SEC Filings. (a) Parent has filed all forms, reports and documents required to be filed with the SEC since December 31, 1995, and has heretofore delivered to the Company, in the form filed with the SEC, (i) its Annual Reports on Form 10-K for the fiscal years ended December 31, 1994, 1995 and 1996, (ii) its Quarterly Reports on Form 10-Q filed after December 31, 1996,
(iii) all proxy statements (other than preliminary materials) relating to Parent's meetings of shareholders (whether annual or special) held since December 31, 1995, (iv) all other reports or registration statements (other than Reports on Form 10-Q not referred to in clause (ii) above) filed by Parent with the SEC since December 31, 1995, and (v) all amendments and supplements to all such reports and registration statements filed by Parent with the SEC (collectively, the "Parent SEC Reports"). The Parent SEC Reports (i) were prepared in all material respects in accordance with the requirements of the Securities Act or the Exchange Act, as the case may be, and (ii) did not at the time they were filed (or amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. None of Parent's Subsidiaries is required to file any forms, reports or other documents with the SEC.

     (b) The consolidated financial statements (including, in each case, any related notes thereto) contained in the Parent SEC Reports (the "Parent Financial Statements") present fairly, in all material respects, the financial condition, results of operations and cash flows of Parent and its Subsidiaries as at the respective dates thereof and for the periods therein referred to, all in accordance with GAAP, subject in the case of interim financial statements to normal recurring year-end adjustments and the absence of notes. Since December 31, 1996, there have been no material changes in accounting principles applicable to, or methods of accounting utilized by, Parent except as specifically described in the Parent SEC Reports.

     Section 3.6. No Undisclosed Liabilities. Except as set forth in the Parent SEC Reports or as reflected, reserved against or otherwise disclosed in the Parent Financial Statements, there are no debts, liabilities or obligations (whether accrued, absolute, contingent or otherwise) pertaining to acts or omissions arising on or prior to the Balance Sheet Date which were not recorded in the accounting records of the Parent and reflected in the Parent Financial Statements that would have, individually or in the aggregate, a Material Adverse Effect.

     Section 3.7. No Material Adverse Changes. Since December 31, 1996, the Parent has not (i) issued or sold any of its capital stock or corporate debt obligations (other than checks, drafts, bills and notes issued in the ordinary course of its business consistent with past practice); (ii) sold or granted any option, warrant or other right to purchase any of its capital stock; (iii) declared or set aside or paid any dividend or made any other distribution in respect of its capital stock, or, directly or indirectly, purchased, redeemed or otherwise acquired any shares of such stock; (iv) made any payments or distributions pursuant to any tax sharing agreements or arrangements; (v) acquired, transferred or disposed of, or agreed to acquire, transfer or dispose of, any assets except in the ordinary course of business consistent with past practice; (vi) subjected any assets to any liens, other than liens for taxes not yet due and payable; (vii) suffered any damage, destruction or casualty loss in excess of $1,000,000, whether or not covered by insurance; (viii) guaranteed or assumed responsibility for any indebtedness or the performance of any other obligations other than those of the Parent or its Subsidiaries; (ix) increased or established any bonus, insurance, severance, deferred compensation, pension, retirement, profit-sharing, stock option, stock purchase or other employee benefit plan, except in the ordinary course of business consistent with past practice; or (x) operated the business of the Parent or its Subsidiaries other than in, or entered into any material transactions or arrangements (including those effected for tax purposes) outside the ordinary course of business consistent with past practice.

     Section 3.8. Litigation. Except as set forth in the Parent SEC Reports, there are no Proceedings pending or, to the knowledge of the Parent, threatened against the Parent or any Subsidiary or involving any of the properties or assets of the Parent or any Subsidiary that would have, individually or in the aggregate, a Material Adverse Effect.

     Section 3.9. Tax Matters. Except as set forth in the Parent SEC Reports, all income (including foreign) and franchise tax returns, statements, reports and forms that are required to be filed on or before the date hereof by or with respect to Parent or any Subsidiary (i) have been or will be duly and timely filed with the appropriate Governmental Authorities, (ii) such tax returns are true, complete and correct in all material respects, and (iii) all income and franchise taxes, including interest and penalties, due and payable pursuant to such tax returns have been paid or, except as set forth in the Parent SEC Reports, adequately provided for in reserves established by Parent, except where the failure to file, pay or provide for such taxes would not result in a Material Adverse Effect. There is no material claim against Parent or any Subsidiary with respect to any income or franchise taxes, and no material assessment, deficiency or adjustment has been asserted or proposed with respect to any income or franchise tax return of or with respect to Parent or any Subsidiary that has not been adequately provided for in reserves established by Parent and no requests for waivers of the time to assess any such taxes are pending.

     Section 3.10. Employee Benefit Plans. (a) Each Parent Employee Plan (as hereinafter defined) has been funded and maintained in compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules, and regulations (including, but not limited to ERISA and the Code) which are applicable to such Parent Employee Plan, except where failure to so comply would not have, individually or in the aggregate, a Material Adverse Effect. For purposes of this Agreement, "Parent Employee Plan" shall

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mean each material "employee benefit plan" as defined in Section 3(3) of ERISA, each employment, severance, or similar contract, plan, arrangement, or policy and each plan or arrangement (written or oral), providing for compensation, bonuses, profit-sharing, stock option, or other stock related rights or other forms of incentive or deferred compensation, vacation benefits, insurance coverage (including any self-insured arrangements), health or medical benefits, insurance coverage (including any self-insured arrangements), health or medical benefits, disability benefits, workers' compensation, supplemental unemployment benefits, severance benefits and post-employment or retirement benefits (including compensation, pension, health, medical, or life insurance benefits) which is maintained, administered, or contributed to by Parent or any Affiliate of Parent and covers any employee or former employee of Parent or any Affiliate of Parent or under which Parent or any Affiliate of Parent has any liability.

     (b) Each Parent Employee Plan which is intended to be qualified under
Section 401(a) of the Code is so qualified and has been so qualified during the period from its adoption to date, and each trust forming a part thereof is exempt from tax pursuant to Section 501(a) of the Code.

     Section 3.11. Employment Matters. Except as set forth in the Parent SEC Reports, there are no agreements with labor unions or associations representing employees of Parent or any Subsidiary. No material work stoppage against Parent or any Subsidiary is pending or, to the knowledge of the Parent, threatened. Neither Parent nor any Subsidiary is involved in or, to the knowledge of Parent, is threatened with any labor dispute or similar Proceeding relating to labor matters involving the employees of Parent or any Subsidiary (excluding routine workers' compensation claims) that would have, individually or in the aggregate, a Material Adverse Effect. To Parent's knowledge, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being undertaken or threatened involving employees of the Company or any Subsidiary.

     Section 3.12. Environmental Matters. Except as set forth in the Parent SEC Reports, (i) other than violations that would not have a Material Adverse Effect, each Parent Business Facility has been operated in compliance with all applicable Environmental Laws; (ii) there are no existing, pending or, to the Parent's knowledge, threatened Proceedings or clean-up obligations asserted by any Governmental Authority or other third party relating to any Environmental Laws with respect to any Parent Business Facility, except that would not have a Material Adverse Effect; (iii) all notices, permits, or similar authorizations, if any, required to be obtained or filed under applicable Environmental Laws in connection with the operation of the Parent Business Facilities have been obtained or filed, other than any such notices, permits, or similar authorizations the failure of which to obtain or file would not have a Material Adverse Effect; and (iv) there are not any past or present conditions or circumstances at, or arising out of, any current or former business of the Parent or any Subsidiary, including, but not limited to, on-site or off-site disposal or release of any substance, product or waste, which may give rise to:
(1) liabilities or obligations for any clean-up, remediation or corrective action under any Environmental Law, or (2) claims for personal injury, property damage or damage to natural resources, except in each case that which would not have a Material Adverse Effect.

     Section 3.13. Permits and Licenses. Except as set forth in the Parent SEC Reports, Parent and each Subsidiary have all Permits from Governmental Authorities required to conduct their businesses as they are now being conducted, and the consummation of the transactions contemplated by this Agreement will not constitute a violation of any such Permit which would result in a Material Adverse Effect. Such Permits are in full force and effect unimpaired by any act or omission of the Company or any Subsidiary, or their employees or agents, have not been suspended or revoked, and Parent and each Subsidiary have complied with, and will continue to comply with, their terms until Closing, except for any failure to comply which would not result in a Material Adverse Effect.

     Section 3.14. Tax and Pooling Matters. To the Parent's knowledge, neither Parent nor any of its Affiliates has taken, has agreed or failed to take or intends to take any action nor has any knowledge of any fact or circumstance to prevent the Merger from (a) qualifying as a 368 Reorganization, or (b) being treated for financial accounting purposes as a Pooling Transaction in accordance with GAAP and the rules, regulations and interpretations of the SEC if consummated in accordance with this Agreement. Without limiting the foregoing:
(1) to the Parent's knowledge, (A) there is no plan or intention on the part of the holders of the

Parent Common Stock to sell, exchange or otherwise dispose of a number of shares of Parent Common Stock that would cause paragraph 2 of Section 7.02 of Rev. Proc. 77-37 (as amplified) not to be true as applied to the Merger, and (B) the only Parent stockholders beneficially owning more than 5% of the outstanding Parent Common Stock are as set forth in Schedule 3.14; (2) as of the Effective Time and immediately following the Merger, the surviving company of the Merger will hold "substantially all" of the Company's properties within the meaning of
Section 368(a)(2)(E) of the Code and Rev. Proc. 77-37 (as amplified); and (3) there is no intercorporate indebtedness between the Company and the Parent.

     Section 3.15. Registration Statement and Proxy Statement. None of the information to be supplied by Parent for inclusion in (a) the Registration Statement or (b) the Company Proxy Statement will, in the case of the Company Proxy Statement or any amendments thereof or supplements thereto, at the time of the mailing of the Company Proxy Statement and any amendments thereof or supplements thereto, and at the time of the Company Shareholders' Meeting, or, in the case of the Registration Statement, as amended or supplemented, at the time it becomes effective and at the time of the Company Shareholders' Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. No representation is made by Parent with respect to information supplied by the Company for inclusion therein.

     Section 3.16. Compliance with Laws. The conduct of the business of Parent and its Subsidiaries complies with all applicable Legal Requirements (other than Environmental Laws which are governed solely by Section 3.12), except for violations or failures to so comply, if any, that would not have, individually or in the aggregate, a Material Adverse Effect.

     Section 3.17. Severance and Change of Control Payments. There are no severance or change of control or similar payments or obligations that will be owed by the Parent or any Subsidiary as a result of the Company entering into this Agreement, the Merger or other transactions contemplated by this Agreement.

     Section 3.18. No Brokers. The Parent has not entered into any contract, arrangement or understanding with any person or firm which may result in the obligation of the Parent or the Company to pay any finder's fees, brokerage or agent's commission or other payments in connection with the negotiations leading to this Agreement or the consummation of the transactions contemplated hereby.

     Section 3.19. Disclaimer of Additional and Implied Warranties. Parent and Merger Sub are making no representations or warranties, express or implied, of any nature whatsoever except as specifically set forth in Article III of this Agreement.

                                  ARTICLE IV.

                            COVENANTS OF THE COMPANY

     Section 4.1. Acquisition Proposals. (a) The Company agrees that (A) prior to the Effective Time or the termination of this Agreement, whichever first occurs, neither it nor any of its Subsidiaries shall, and each of them shall not permit any of its officers, directors, employees, agents or representatives (including, without limitation, any investment banker, attorney or accountant retained by it or any of its Subsidiaries) to, directly or indirectly, solicit or encourage any inquiry, proposal or offer (including, without limitation, any proposal or offer to its stockholders) with respect to a merger, acquisition, consolidation or similar transaction involving, or any purchase of 10% or more of the assets on a consolidated basis or 10% or more of any of the capital stock of, the Company (any such proposal or offer being hereinafter referred to as an "Acquisition Proposal"), (B) enter into any agreement with respect to any Acquisition Proposal, (C) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, the making of any proposal that constitutes, or may reasonably be expected to lead to, or to endorse, any Acquisition Proposal, (D) engage in any negotiations concerning an Acquisition Proposal, or (E) directly or indirectly, enter into any agreement to, or make any public announcement by or on behalf of the Company of a plan or intention to do any of the foregoing.

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

     (b) The Company will immediately cease and cause to be terminated any existing negotiations with any parties conducted heretofore with respect to any of the activities described in Section 4.1(a).

     (c) Notwithstanding the provisions set forth above in this Section 4.1, the Company may, in response to an unsolicited written Acquisition Proposal, furnish (subject to the execution of a confidentiality agreement substantially similar to the confidentiality provisions of the Confidentiality Agreement executed by Parent in connection herewith) confidential or non-public information concerning its business, properties or assets to a financially capable corporation, partnership, person or other entity or group (a "Potential Acquiror") and negotiate with such Potential Acquiror if (i) the Board of Directors of the Company in good faith concludes that such Acquisition Proposal (if consummated pursuant to its terms) would result in a transaction more favorable to the Company's stockholders than the Merger and (ii) based upon advice of its outside legal counsel, its Board of Directors determines in good faith that the failure to provide such confidential or non-public information to such Potential Acquiror would constitute a breach of its fiduciary duty to its stockholders (any such Acquisition Proposal meeting the conditions and clauses (i) and (ii) being referred to as a "Superior Proposal"). The Company shall immediately notify Parent after receipt of any Acquisition Proposal or any request for non-public information relating to the Company or its Subsidiaries in connection with an Acquisition Proposal. Such notice to Parent shall be made orally and in writing and shall indicate in reasonable detail the identity of the offeror and the terms and conditions of such proposal, inquiry or contact.

     Section 4.2. Conduct of the Business. From the date hereof until the Effective Time, except as provided for in, or contemplated by, this Agreement, or, except as consented to or approved by Parent in writing, the Company covenants and agrees that it will and will cause its Subsidiaries to:

     (a) operate their businesses (including the making of capital expenditures) in the ordinary and usual course in all material respects in accordance with past practices;

     (b) not make any change or amendment in their respective Organizational Documents;

     (c) not issue, sell, or agree to issue, sell, pledge, dispose of or encumber (i) any share of its capital stock or (ii) any securities convertible into, or options with respect to, or warrants to purchase or rights to subscribe for, any shares of its capital stock;

     (d) except in the ordinary course of business and consistent with past practices or as required by law or contractual obligations or other policies, benefit proposals, understandings, or arrangements existing on the date hereof, not (i) increase in any manner the base compensation of, or enter into any new bonus or incentive agreement or arrangement with, any of its directors, officers, or other employees; (ii) pay or agree to pay any pension, retirement allowance, or other employee benefit to any such director, officer, or employee, whether past or present; (iii) enter into any new employment, severance, consulting or other compensation agreement with any existing director, officer, or employee; or (iv) commit itself to any additional pension, profit-sharing, deferred compensation, group insurance, severance pay, retirement, or other employee benefit plan, fund, or similar arrangement or (except as required by law) amend or commit itself to amend any of such plans, funds, or similar arrangements in existence on the date hereof;

     (e) not (i) sell, transfer, or otherwise dispose of any of its assets, except in the ordinary course of business and consistent with past practices,
(ii) create or permit to exist any new material lien on its assets, (iii) enter into any material joint venture, partnership, or other similar arrangement or form any other new material arrangement for the conduct of its business, (iv) purchase any material assets or securities of any Person, or (v) except in the ordinary course of business and consistent with past practices, enter into any other material agreement;

     (f) not pay, declare or set aside any dividend on, or make any distribution or payment with respect to, or purchase or redeem any of its capital stock or the capital stock of any Subsidiary, or make any commitment for any such action, except for quarterly cash dividends not in excess of historical amounts; and

     (g) not take any action that would make any representation and warranty of the Company hereunder materially inaccurate in any respect at, or as of the time prior to, the Effective Time.

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\Section 4.3. Company Stockholder Approval. The Company will take all action necessary in accordance with applicable law and its articles of incorporation and bylaws to convene a meeting of its stockholders as promptly as practicable to consider and vote upon the approval of this Agreement and the transactions contemplated hereby.

                                   ARTICLE V.

                              COVENANTS OF PARENT

     Section 5.1. Conduct of Business. From the date hereof until the Effective Time, except as provided for in, or contemplated by, this Agreement, or, except as consented to or approved by the Company in writing, Parent covenants and agrees that it will and will cause each of its Subsidiaries to:

     (a) operate their businesses (including the making of capital expenditures) in the ordinary and usual course in all material respects in accordance with past practices;

     (b) not make any change or amendment in their respective Organizational Documents;

     (c) not issue, sell or agree to issue, sell, pledge, dispose of or encumber
(i) any shares of their capital stock or (ii) any securities convertible into, or options with respect to, or warrants to purchase or rights to subscribe for, any shares of their capital stock, except that Parent may issue options with an exercise price per share of Parent Common Stock no less than the fair market value of a share of Parent Common Stock on the date of grant thereof (and shares upon exercise of such options) pursuant to its employee stock option plans in effect on the date hereof;

     (d) except in the ordinary course of business and consistent with past practices, not (i) sell, transfer, or otherwise dispose of any of its assets,
(ii) create or permit to exist any new material lien on its assets, (iii) enter into any material joint venture, partnership, or other similar arrangement; or
(iv) enter into any other material agreement;

     (e) not pay, declare or set aside any dividend on, or make any distribution with respect to, or purchase or redeem any of their capital stock, except for quarterly cash dividends by Parent and stock repurchases by parent for stock based compensation plans, in each case not in excess of historical amounts, and dividends by wholly-owned subsidiaries; and

     (f) not take any action that would make any representation and warranty of Parent hereunder materially inaccurate in any respect at, or as of any time prior to, the Effective Time.

     Section 5.2. Obligations of Merger Sub. Parent will take all action necessary to cause Merger Sub to authorize and approve the Merger and to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.

     Section 5.3. Registration Statement. Parent shall promptly prepare and file with the SEC the Registration Statement and shall use its reasonable best efforts to cause the Registration Statement to be declared effective by the SEC as promptly as practicable. Parent shall promptly take any action required to be taken under foreign or state securities or Blue Sky laws in connection with the issuance of Parent Common Stock in the Merger.

     Section 5.4. Stock Exchange Listing. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in connection with the Merger to be listed on the NYSE, subject to official notice of issuance.

     Section 5.5. Employee Benefits. Following the Closing, Parent shall make or cause the Surviving Corporation to make all payments due under any and all applicable bonus or other agreements between the Company and certain of its officers and/or employees, including, without limitation, all management stability agreements, long-term incentive bonus agreements and incentive bonus agreements. From and after the Effective Time, Parent (a) shall provide the employees of the Surviving Corporation with compensation and benefits on the same basis as Parent provides compensation and benefits to similarly situated employees of Parent and its Affiliates, and shall credit each person who is an employee of the Company at the Effective

Time with such employee's service that is recognized as of the Effective Time under the Company Benefit Plans (including industry service for vacation purposes) for all purposes under Parent's plans or programs except for the accrual of benefits under a defined benefit plan, and (b) shall waive any exclusion or limitation with respect to pre-existing conditions under Parent's group health plan and shall provide that any out-of-pocket health expenses incurred by a Company employee or his or her covered dependants prior to the Effective Time shall be taken into account under Parent's group health plan for purposes of satisfying applicable deductible coinsurance and maximum covered health benefit claims for services rendered on and after the Effective Time.

     Section 5.6. Registration Rights Agreement. Parent will enter into a Registration Rights Agreement at the Effective Time in the form attached hereto as Exhibit B.

     Section 5.7. Post-Merger Combined Financial Statements. Parent will issue, in a manner satisfying the requirements of SEC Accounting Series Release No. 135, an earnings statement containing at least 30 days of post-Merger combined financial results of Parent and the Company as soon as reasonably practicable following the Effective Time but in no event shall Parent be required to issue a release at any time other than its normal quarterly release date.

     Section 5.8. Indemnification of Company Directors, Officers and Employees.
(a) Parent and Merger Sub agree that all rights to indemnification existing in favor of the present or former directors, officers, employees and agents of the Company (as such) or any of its Subsidiaries, or present or former officers or directors of the Company or any of its Subsidiaries serving or who served at the Company's or any of its Subsidiaries' request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise (together with such person's heirs, executors or administrators, an "Indemnified Party" and collectively, the "Indemnified Parties"), as provided in the Company's or any Subsidiary's Organizational Documents and the indemnification agreements with such present and former directors, officers and employees as in effect as of the date hereof with respect to matters occurring at or prior to the Effective Time shall survive the Merger and shall continue in full force and effect and without modification (other than modifications which would enlarge the indemnification rights) for a period of not less than the statutes of limitations applicable to such matters and the Surviving Corporation shall comply fully with its obligations hereunder and thereunder. Without limiting the foregoing, the Company shall, and after the Effective Time, the Surviving Corporation or Parent shall periodically advance expenses as incurred with respect to the foregoing (including with respect to any action to enforce rights to indemnification or the advancement of expenses) to the fullest extent permitted under applicable law; provided, however, that the person to whom the expenses are advanced provides an undertaking (without delivering a bond or other security) to repay such advance if it is ultimately determined that such person is not entitled to indemnification.

     (b) Without limiting Section 5.8(a), after the Effective Time Parent shall, to the fullest extent permitted under applicable law, indemnify and hold harmless, each Indemnified Party against any costs or expenses (including attorneys' fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of, relating to, or in connection with any action or omission occurring or alleged to occur prior to the Effective Time (including, without limitation, acts or omissions in connection with such persons serving as an officer, director or other fiduciary in any entity if such service was at the request or for the benefit of the Company) or arising out of or pertaining to the transactions contemplated by this Agreement. In the event of any such actual or threatened claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) the Parent shall pay the reasonable fees and expenses of counsel selected by the Indemnified Parties, which counsel shall be reasonably satisfactory to the Parent, in due course after statements therefor are received and shall pay all other reasonable expenses in advance of the final disposition of such action,
(ii) the Parent will cooperate and use all reasonable efforts to assist in the vigorous defense of any such matter, and (iii) to the extent any determination is required to be made with respect to whether an Indemnified Party's conduct complies with the standards set forth under the TBCA and the Parent's charters or by-laws such determination shall be made by independent legal counsel acceptable to the Parent and the Indemnified Party; provided, however, that
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Parent shall not be liable for any settlement effected without its written consent (which consent shall not be unreasonable withheld, except for a settlement involving injunctive relief restricting the activities of Parent, in which case consent may be withheld for any or no reason) and, provided, further, that if Parent advances or pays any amount to any person under this paragraph
(b) and if it shall thereafter be finally determined by a court of competent jurisdiction that such person was not entitled to be indemnified hereunder for all or any portion of such amount, to the extent required by law, such person shall repay such amount or such portion thereof, as the case may be, to Parent. The Indemnified Parties as a group may not retain more than one law firm to represent them with respect to each matter unless there is, under applicable standards of professional conduct, a conflict on any significant issue between the positions of any two or more Indemnified Parties.

     (c) In the event the Parent or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or
(ii) transfers all or substantially all of its properties and assets to any person, then and in each such case, proper provisions shall be made so that the successors and assigns of the Parent shall assume the obligations set forth in this Section 5.8.

     (d) This Section 5.8, which shall survive the consummation of the Merger at the Effective Time and shall continue for the periods specified herein, is intended to benefit the Company, the Surviving Corporation and Parent, and any person or entity referenced in this Section 5.8 or indemnified hereunder, each of whom may enforce the provisions of this Section 5.8 (whether or not parties to this Agreement).

                                  ARTICLE VI.

                             ADDITIONAL AGREEMENTS

     Section 6.1. Reasonable Best Efforts. Subject to the terms and conditions of this Agreement, each party will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper, or advisable under applicable laws and regulations to consummate the transactions contemplated by this Agreement.

     Section 6.2. Certain Filings. (a) The Company and Parent shall cooperate with one another (i) in connection with the preparation of the Registration Statement and the Company Proxy Statement, (ii) in determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents, approvals, or waivers are required to be obtained from parties to any material agreements, in connection with the consummation of the transactions contemplated by this Agreement, and (iii) in taking such actions or making such filings, finishing information required in connection therewith or with the Registration Statement and seeking timely to obtain such actions, consents, approvals, or waivers. Parent and the Company shall promptly furnish to each other all information, and take such other actions, as may reasonably be requested in connection with any action by any of them in connection with the preparation and filing of the Registration Statement and the Company Proxy Statement.

     (b) If not previously filed by Parent and the Company, within ten business days after the date hereof Parent and the Company will make such filings as may be required by the HSR Act with respect to the consummation of the transactions contemplated by this Agreement and will use all reasonable efforts to obtain early termination of any waiting period under the HSR Act. Parent and the Company will file or cause to be filed as promptly as practicable with the United States Federal Trade Commission ("FTC") and the United States Department of Justice ("Justice Department") any supplemental information which may be requested pursuant to the HSR Act. All filings referred to in this Section 6.2(b) will comply in all material respects with the requirements of the respective laws pursuant to which they are made.

     (c) Without limiting the generality or effect of Section 6.2(b) and notwithstanding any provision herein to the contrary, each of the parties will
(i) use reasonable efforts to comply as expeditiously as possible with all lawful requests of Governmental Authorities for additional information and documents pursuant to the HSR Act, (ii) not (A) extend any waiting period under the HSR Act or (B) enter into any voluntary agreement with any Governmental Authorities not to consummate the transactions contemplated by this Agreement, except with the prior consent of the other, and (iii) cooperate with each other and use reasonable efforts to
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

obtain the requisite approval of the FTC and Justice Department, including, without limitation, (A) the execution, delivery, and performance by the appropriate entity of such divestiture agreements or other actions, as the case may be, as may be necessary to secure the expiration or termination of the applicable waiting periods under the HSR Act, (B) the removal, dissolution, stay, or dismissal of any temporary restraining order, preliminary injunction or other judicial or administrative order which prevents the consummation of the transactions contemplated by this Agreement or requires as a condition thereto that all or any part of the Company's business be held separate, or (C) the pursuit of necessary litigation or administrative proceedings (including, if necessary, participation in proceedings through the trial court level).

     Section 6.3. Public Announcements. Without the prior consent of the other, which consent shall not be unreasonably withheld, neither Parent nor the Company will issue, or permit any agent or Affiliate to issue, any press releases or otherwise make or permit any agent or Affiliate to make, public statements with respect to this Agreement or the transactions contemplated by this Agreement.

     Section 6.4. Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of the Company or Merger Sub, any deeds, bills of sale, assignments, or assurances and to take and do, in the name and on behalf of the Company or Merger Sub, any other actions and things to vest, perfect, or confirm of record or otherwise in the Surviving Corporation any and all right, title, and interest in, to, and under any of the rights, properties, or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

     Section 6.5. Notices of Certain Events. Each of the Company and Parent shall promptly notify the other party hereto of:

     (a) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

     (b) any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement;

     (c) any actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to, or involving or otherwise affecting such party that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to this Agreement or that relate to the consummation of the transactions contemplated by this Agreement; and

     (d) (i) a material adverse change in such party's condition (financial or otherwise), (ii) the discovery by such party that any representation or warranty contained in this Agreement is untrue or inaccurate in any material respect,
(iii) the occurrence or failure to occur of any event which occurrence or failure to occur would be likely to cause any of the representations or warranties in this Agreement to be untrue or incorrect in any material respect at the Effective Time, except for representations and warranties that speak as of a specified date, which need only be true and correct as of the specified date, and (iv) any material failure on its part to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this
Section 6.5(d) shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

     Section 6.6. Tax-Free Reorganization and Pooling. Prior to the Effective Time, each party shall use its best efforts to cause the Merger to qualify as a 368 Reorganization and to be treated as a Pooling Transaction, and in each case will not take or fail to take any action reasonably likely to cause the Merger not to so qualify or to be so treated.

     Section 6.7. Affiliates. (a) The Persons named on Exhibit C are, to the Company's knowledge, the only Persons who may be deemed affiliates of the Company under Rule 145 of the 1933 Act. Each Person named on Exhibit C has executed a written agreement substantially in the form of Exhibit D.

     (b) At least 30 days prior to the Effective Time, Parent shall deliver to the Company a list of names and addresses of those Persons who were, in Parent's reasonable judgment, at the record date for the Parent Stockholders' Meeting, affiliates (each such person, a "Parent Affiliate") of Parent within the meaning of

Rule 145 of the 1933 Act. Parent shall use all reasonable efforts to deliver or cause to be delivered to the Company, prior to the Effective Time, from each of the Parent Affiliates identified in the foregoing list, a written agreement substantially in the form of Exhibit E.

     Section 6.8. Access to Information: Confidentiality. (a) From the date hereof until the Effective Time, the Company and Parent will give to the other party, its counsel, financial advisors, auditors, and other authorized representatives reasonable access to the offices, properties, books, and records of such party, furnish to the other party and its representatives such financial and other data and information as such party and its representatives may reasonably request and instruct its own employees and representatives to cooperate with the other party in its investigations; provided, however, that any such access may be denied which, in the reasonable judgment of the party asserting such denial, could operate to cause the waiver of any attorney-client, work product, or other privilege or result in the violation of an obligation or agreement of confidentiality. Any investigation pursuant to this
Section 6.8 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Company and Parent, as the case may be. No investigation pursuant to this Section 6.8 shall affect any representation or warranty made by any party hereunder.

     (b) All information obtained by Parent or the Company pursuant to this
Section 6.8 shall be kept confidential in accordance with, and shall otherwise be subject to the terms of the Confidentiality Agreement dated November 6, 1997, between Parent and the Company (the "Confidentiality Agreement").

     Section 6.9. Parents Board of Directors. The Board of Directors of the Parent shall elect one (1) person designated by the Company as a director of Parent as of the Effective Time. The Company's designee is set forth on Exhibit
F. If, prior to the Effective Time, such designee shall decline or be unable to serve, the Company shall designate another person to serve in such person's stead.

     Section 6.10. Shareholder Tax Representations. The Company and Parent shall use reasonable efforts to obtain from such persons representations which counsel may reasonably require in connection with their opinions pursuant to Sections 7.2(b) and 7.3(b) of this Agreement.

                                  ARTICLE VII.

                            CONDITIONS TO THE MERGER

     Section 7.1. Conditions to the Obligations of Each Party. The obligations of the Company, Parent and Merger Sub to consummate the Merger are subject to the satisfaction of the following conditions:

     (a) this Agreement shall have been approved and adopted by the respective Boards of Directors of the Company and the Parent;

     (b) this Agreement shall have been approved and adopted by the shareholders of the Company in accordance with the applicable provisions of the TBCA;

     (c) any applicable waiting period under the HSR Act relating to the Merger shall have expired or been terminated;

     (d) no provision of any applicable law or regulation and no judgment, injunction, order or decree shall prohibit the consummation of the Merger;

     (e) the shares of Parent Common Stock to be issued in the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance;

     (f) Arthur Andersen L.L.P., certified public accountants for Parent, shall have delivered a letter dated the day of the Effective Time, addressed to Parent, in form and substance reasonably satisfactory to Parent, to the effect that the Merger will qualify as a Pooling Transaction if consummated in accordance with this Agreement; and

     (g) Arthur Andersen L.L.P., certified public accountants for the Company, shall have delivered a letter dated the day of the Effective Time, addressed to the Company, in form and substance reasonably satisfactory to the Company, to the effect that the Company has met the requirements of a Pooling Transaction.

     Section 7.2. Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction of the following further conditions:

     (a) The (i) representations and warranties of the Company contained in
Article II and in any document delivered in connection herewith shall, as of the Effective Time, be true and correct in all material respects, except for representations and warranties that speak as of a specified date, which need only be true and correct in all material respects as of the specified date, and
(ii) covenants and agreements of the Company contained in this Agreement to be performed on or before the Effective Time in accordance with this Agreement shall have been duly performed in all material respects; and Parent shall have received at the Effective Time a certificate(s), dated the day of the Effective Time and validly executed by or on behalf of the Company, to the effect that the conditions set forth in clauses (i) and (ii) above have been so satisfied;

     (b) Parent shall have received an opinion of Gardere, Wynne, Sewell & Riggs in form and substance reasonably satisfactory to Parent, on the basis of certain facts, representations, and assumptions set forth in such opinion, dated the Effective Time, to the effect that the Merger will be treated for federal income tax purposes as a reorganization qualifying under the provisions of Section 368(a) of the Code. In rendering such opinion, such counsel may require and rely upon (and may incorporate by reference) representations and covenants, including those contained in certificates of officers and/or directors of Parent, the Company and Merger Sub and others. Parent shall have received executed copies of the certificates of officers and directors of the Company, Parent, Merger Sub and others that may reasonably be required by counsel in connection with the tax opinions referred to in this Section 7.2(b);

     (c) The Registration Statement shall have been declared effective and no stop order suspending the effectiveness of the Registration Statement shall be in effect and no proceedings for such purpose shall be pending before or threatened by the SEC; and

     (d) Parent shall have received the written confirmation of the Weir Group (Overseas Holdings) Ltd. ("Weir") that it waives any rights it may have to purchase the interest of Houston Engineers, Inc. in Weir-Houston Engineers Ltd. as a result of this Agreement or the transactions contemplated herein; provided that no such written confirmation shall be required if it can be demonstrated to the reasonable satisfaction of Parent that no such rights exist in favor of Weir as a result of this Agreement or the transactions contemplated herein.

     (e) All waivers and consents required for the consummation of the Merger shall have been obtained pursuant to that certain Credit Agreement dated as of July 31, 1997 among the Company, Texas Commerce Bank National Association and certain other parties named therein.

     Section 7.3. Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger are subject to the satisfaction of the following further conditions:

     (a) The (i) representations and warranties of Parent contained in Article III and any document delivered in connection herewith shall, as of the Effective Time, be true and correct in all material respects, except for representations and warranties that speak as of a specified date, which need only be true and correct in all material respects as of the specified date, and (ii) covenants and agreements of Parent and Merger Sub contained in this Agreement to be performed on or before the Effective Time in accordance with this Agreement shall have been duly performed in all material respects; and Parent shall have received at the Effective Time a certificate(s), dated the day of the Effective Time and validly executed by or on behalf of Parent, to the effect that the conditions set forth in clauses (i) and (ii) above have been so satisfied;

     (b) The Company shall have received an opinion of Liddell, Sapp, Zivley, Hill & LaBoon, L.L.P., in form and substance reasonably satisfactory to the Company, on the basis of certain facts, representations, and assumptions set forth in such opinion, dated the Effective Time, to the effect that the Merger will be treated for federal income tax purposes as a reorganization qualifying under the provisions of Section 368(a) of the

Code. In rendering such opinion, such counsel may require and rely upon (any may incorporate by reference) representations and covenants, including those contained in certificates of officers and/or directors of Parent, the Company and Merger Sub and others. The Company shall have received executed copies of the certificates of officers and directors of the Company, Parent, Merger Sub and others that may reasonably be required by counsel in connection with the tax opinions referred to in this Section 7.3(b); and

     (c) The Registration Statement shall have been declared effective and no stop order suspending the effectiveness of the Registration Statement shall be in effect and no proceedings for such purpose shall be pending before or threatened by the SEC.

                                 ARTICLE VIII.

                         TERMINATION; AMENDMENT; WAIVER

     Section 8.1. Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing Date:

     (a) by mutual written consent executed by the Company and Parent;

     (b) by Parent if (i) since the date of this Agreement there has been a Material Adverse Change in the Company, or (ii) there is an inaccuracy or breach of any representation, warranty or covenant of the Company set forth in this Agreement which breach has not been cured within thirty (30) days following receipt by the Company of notice of such breach and which breach results in or can reasonably be anticipated to result in a Material Adverse Effect; provided, however, that Parent's right to terminate this Agreement in accordance with this
Section 8.1(b) is subject to the notice requirement set forth in Article II with respect to the matters set out in Article II.

     (c) by the Company if (i) since the date of this Agreement there has been a Material Adverse Change in Parent, or (ii) there is an inaccuracy or breach of any representation, warranty or covenant of Parent set forth in this Agreement which breach has not been cured within thirty (30) days following receipt by Parent of notice of such breach and which breach results in or can reasonably be anticipated to result in a Material Adverse Effect; provided, however, that the Company's right to terminate this Agreement in accordance with this Section 8.1(c) is subject to the notice requirement set forth in Article III with respect to the matters set out in Article III.

     (d) by Parent or the Company if the Closing Date shall not have occurred, other than through the failure of any such party to fulfill its obligations hereunder, on or before the expiration of 120 days from the date of this Agreement or such later date agreed to in writing by Parent and the Company; provided, however, that such 120 day period shall automatically be extended for a period of 60 days, if the delay in the Closing Date relates to the Notification and Report Form filed pursuant to the HSR Act;

     (e) by Parent or the Company if any court of competent jurisdiction in the United States of America or other (federal or state) Governmental Authority shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have been final and nonappealable;

     (f) by Parent or the Company if this Agreement shall not have been approved or adopted by the shareholders of the Company after the matter shall have been presented to them for a vote at the Company Shareholders' Meeting (including any adjournment thereof);

     (g) by Parent or the Company if the Company receives a Superior Proposal and the expiration of two (2) business days following written notice to the Parent by the Company of its intention to accept and pursue such Superior Proposal and terminate this Agreement pursuant to this provision; or

     (h) by Parent or the Company in accordance with Section 9.14.

     Section 8.2. Effect of Termination. (a) In the event of the termination and abandonment of this Agreement pursuant to Sections 8.1(a) - (h) hereof, this Agreement shall thereafter become void and have no effect, without any liability on the part of any party or its directors, other than the provisions of Sections 6.8(b), 9.2, 9.8 and 9.9. Nothing contained in this Section 8.2(a) shall relieve any party from liability for any breach or violation of this Agreement.

     (b) If this Agreement is terminated by Parent or the Company pursuant to
Section 8.1(g), then the Company shall pay Parent a fee of $20,000,000 in cash by wire transfer, within five (5) days after receipt of the notice of termination, to an account designated by Parent.

                                  ARTICLE IX.

                                 MISCELLANEOUS

     Section 9.1. Non-survival of Representations and Warranties. All representations and warranties in this Agreement shall not survive the Merger, and after effectiveness of the Merger neither the Company, Parent, Merger Sub or their respective officers or directors shall have any further obligation with respect thereto. All covenants and agreements shall survive the Merger until performance of such covenants and agreements in accordance with their terms.

     Section 9.2. Expenses. All costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such costs and expenses.

     Section 9.3. Entire Agreement; Assignment. This Agreement (a) constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the parties or any of them with respect to the subject matter hereof, and (b) shall not be assigned by operation of law or otherwise.

     Section 9.4. Amendment and Modification. This Agreement may be amended, modified, terminated, rescinded or supplemented only by written agreement of the parties hereto.

     Section 9.5. Waiver; Consents. Any failure of a party to comply with any obligation, covenant, agreement or condition herein may be waived by the party affected thereby only by a written instrument signed by the party granting such waiver. No waiver, or failure to insist upon strict compliance, by any party of any condition or any breach of any obligation, term, covenant, representation, warranty or agreement contained in this Agreement, in any one or more instances, shall be construed to be a waiver of, or estoppel with respect to, any other condition or any other breach of the same or any other obligation, term, covenant, representation, warranty or agreement. Whenever this Agreement requires or permits consent by or on behalf of any party hereto, such consent shall be given in writing in a manner consistent with the requirements for a waiver.

     Section 9.6. Severability. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provisions of this Agreement, which shall remain in full force and effect.

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

     Section 9.7. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered in person, by cable, telecopy or telex, or by registered or certified mail (postage prepaid, return receipt requested), to the respective parties as follows:

     if to Parent:

        Mr. Neal S. Sutton
        Senior Vice President -- Administration
        General Counsel and Secretary
        Smith International, Inc.
        16740 Hardy Street
        Houston, Texas 77032
        Telecopy No. (281) 233-5996

     with a copy to:

        Mr. Eric Blumrosen
        Gardere Wynne Sewell & Riggs, L.L.P.
        333 Clay, Suite 800
        Houston, Texas 77002
        Telecopy No. (713) 308-5555

     if to the Company:

        Mr. Wallace S. Wilson
        Wilson Industries, Inc.
        1301 Conti
        Houston, Texas 77002
        Telecopy No. (713) 237-3741

     with a copy to:

        Mr. Marcus A. Watts
        Liddell, Sapp, Zivley, Hill & LaBoon, L.L.P.
        3400 Chase Tower
        600 Travis
        Houston, Texas 77002
        Telecopy No. (713) 223-3717

or to such other address as the person to whom notice is given may have previously furnished to the others in writing in the manner set forth above (provided that notice of any change of address shall be effective only upon receipt thereof).

     Section 9.8. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Texas, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

     Section 9.9. Jurisdiction and Venue. Any process against Parent or the Company in, or in connection with, any suit, action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement may be served personally or by certified mail at the address set forth in Section 9.7 with the same effect as though served on it or him personally. Parent and the Company hereby irrevocably submit in any suit, action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement to the exclusive jurisdiction and venue of the United States District Court for the Southern District of Texas or any court of the State of Texas located in Harris County and irrevocably waive any and all objections to jurisdiction and review or venue that they may have under the laws of Texas or the United States.

     Section 9.10. Descriptive Headings. The descriptive headings are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

     Section 9.11. Parties in Interest; No Third Party Beneficiary. Except as set forth in Section 5.5 and Section 5.8, this Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Agreement.

     Section 9.12. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

     Section 9.13. Incorporation by Reference. Any and all schedules, exhibits, annexes, statements, reports, certificates or other documents or instruments referred to herein or attached hereto are incorporated herein by reference hereto as though fully set forth at the point referred to in the Agreement.

     Section 9.14. Schedules. The parties hereto acknowledge that as of the date hereof the Company has not delivered and the Parent has not accepted the Schedules to this Agreement. The Company agrees to deliver the Schedules hereto to Parent on or before January 22, 1998. The Parent agrees to review the Schedules and notify the Company in writing of any objection thereto on or before January 27, 1998. The Parent shall be entitled to object to any disclosure in the Schedules which is material and adverse, and which has not previously been made available in writing for the Parent's review. If no written objection to the Schedules is delivered by Parent to the Company on or before January 27, 1998, the Schedules shall be considered delivered by the Company and accepted by Parent for all purposes under this Agreement. If Parent delivers a written objection to the Company on or before January 27, 1998, the parties shall work together in good faith to resolve such objection. If such objection is not resolved on or before January 29, 1998, then either party may terminate this Agreement.

     IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its officers thereunto duly authorized, all as of the day and year first above written.

                                            SMITH INTERNATIONAL, INC.

                                            By:      /s/ DOUGLAS ROCK
                                              ----------------------------------
                                              Name: Douglas Rock
                                              Title: Chairman and President

                                            SII ACQUISITION CORP.

                                            By:       /s/ NEAL SUTTON
                                              ----------------------------------
                                              Name: Neal Sutton
                                              Title: Vice President

                                            WILSON INDUSTRIES, INC.

                                            By:    /s/ WALLACE S. WILSON
                                              ----------------------------------
                                              Wallace S. Wilson
                                              Chairman of the Board, President
                                                and
                                              Chief Executive Officer

                                   EXHIBIT A

                                  DEFINITIONS

     For the purposes of this Agreement, the following terms shall have the meanings specified or referred to below whether or not capitalized when used in this Agreement.

     "Affiliate" means, with respect to a specified Person, (a) any Entity of which such Person is an executive officer, director, partner, trustee or other fiduciary or is directly or indirectly the Beneficial Owner of 10% or more of any class of equity security thereof or other financial interest therein; (b) if such Person is an individual, any relative or spouse of such individual, or any relative of such spouse (such relative being related to the individual in question within the second degree) and any Entity of which any such relative, spouse, or relative of spouse is an executive officer, director, partner, trustee or other fiduciary or is directly or indirectly the Beneficial Owner of 10% or more of any class of equity security thereof or other financial interest therein; (c) if such Person is an Entity, any director, executive officer, partner, trustee or other fiduciary or any direct or indirect Beneficial Owner of 10% or more of any class of equity security of, or other financial interest in, such Entity; (d) any Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with the Person specified, or (e) with respect to the Company, any Shareholder. For purposes of this definition, "executive officer" means the president, any vice president in charge of a principal business unit, division or function such as sales, administration, research and development, or finance, and any other officer, employee or other Person who performs a policy making function or has the same duties as those of a president or vice president. For purposes of this definition, "control" (including "controlling", "controlled by" and "under common control with") means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

     "Beneficial Owner" shall have the meaning set forth in Rule 13d-3 of the General Rules and Regulations promulgated under the Securities Exchange Act of 1934 as in effect as of the date of this Agreement.

     "Company Business Facility" means any land, building, structure, installation, equipment, pipe or pipeline (including any pipe into a sewer or publicly owned treatment works), well, pit, pond, lagoon, impoundment, ditch, landfill, storage container, motor vehicle, rolling stock, vessel or aircraft owned, leased, operated or controlled by the Company and/or any Subsidiary.

     "Entity" means any corporation (including any non-profit corporation), general partnership, limited partnership, joint venture, joint stock association, estate, trust, cooperative, foundation, union, syndicate, league, consortium, coalition, committee, society, firm, company or other enterprise, association, organization or entity of any nature.

     "Environmental Laws" means any and all laws, rules, regulations, ordinances, or orders in effect as of the date hereof of any federal, state or local executive, legislative, judicial, regulatory or administrative agency, board or authority that relate to pollution, contamination, preservation, protection, or clean-up of the air, surface water, ground water, soil or wetlands, including, but not limited to, those described in Exhibit G.

     "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

     "GAAP" means generally accepted United States accounting principles, consistently applied. As applied to the Company, GAAP means those accounting principles and practices (a) which are recognized as such by the Financial Accounting Standards Board, (b) which are applied for all periods after the date hereof in a manner consistent with the manner in which such principles and practices were applied to the most recent audited financial statements of the Company furnished to the Parent, or furnished by the Parent to the Company (as applicable), and (c) which are consistently applied for all periods after the date hereof so as to reflect properly the financial condition, and results of operations and cash flows.

     "Governmental Authority" means any governmental authority, including, but not limited to, any foreign governmental authority, the United States of America, any State of the United States, any local authority and any political subdivision of any of the foregoing, any multi-national organization or body, any agency, department, commission, board, bureau, court or other authority thereof, or any quasi-governmental or private body exercising, or purporting to exercise, any executive, legislative, judicial, administrative, police, regulatory or taxing authority or power of any nature.

     "Governmental Authorization" means any permit (including, but not limited to, any Environmental Permit), license, franchise, approval, certificate, consent, ratification, permission, confirmation, endorsement, waiver, certification, registration, qualification or other authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Authority or pursuant to any Legal Requirement.

     "HSR Act" shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

     "Knowledge" or "known"; unless otherwise specifically defined in the text of the Agreement with respect to one or more Sections, the Company shall be deemed to have "knowledge" of or to have "known" a particular fact or other matter if any director or executive officer of the Company has current, actual knowledge of such fact or other matter.

     "Legal Requirement" shall mean any law (including, but not limited to, Environmental Laws), statute, ordinance, decree, requirement, order, treaty, proclamation, convention, rule or regulation (or interpretation of any of the foregoing) of, and the terms of any Governmental Authorization issued by, any Governmental Authority which exists on the date of this Agreement and/or exists up to and including the Closing Date.

     "Material Adverse Effect" shall mean any material adverse change in the business, condition (financial or otherwise), assets or liabilities of the Company and its Subsidiaries taken as a whole (or when the reference is to Parent, to Parent, taken as a whole), after taking into account insurance recoveries in respect thereof.

     "Organizational Documents" means, with respect to a corporation, the certificate of incorporation, articles of incorporation and bylaws of such corporation; with respect to a general partnership, the partnership agreement establishing such partnership; with respect to a joint venture, the joint venture agreement establishing such joint venture; with respect to a limited partnership, the limited partnership agreement and the certificate of limited partnership of such limited partnership; with respect to a trust, the instrument establishing such trust; and with respect to any other Entity, any charter document or other document executed, adopted, approved, ratified or filed in connection with the formation, creation, constitution or organization of such Entity, in each case including any and all amendments or modifications thereof.

     "Parent Business Facility" means any land, building, structure, installation, equipment, pipe or pipeline (including any pipe into a sewer or publicly owned treatment works), well, pit, pond, lagoon, impoundment, ditch, landfill, storage container, motor vehicle, rolling stock, vessel or aircraft owned, leased, operated or controlled by the Parent and/or any Subsidiary.

     "Person" means any individual, Entity or Governmental Authority.

     "Proceeding" means any action, suit, litigation, arbitration, lawsuit, claim, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding and any informal proceeding), review, prosecution, contest, hearing, inquiry, inquest, audit, examination, investigation, challenge, controversy or dispute commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Authority or any arbitrator.

     "Registration Statement" means the Registration Statement on Form S-4 to be filed under the Securities Act with the SEC by Parent in connection with the Merger for the purpose of registering the shares of Parent Common Stock to be issued in the Merger.

     "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

     "Subsidiary" means, with respect to any Person, any corporation, partnership, joint venture, joint stock association, business trust or other Entity of which such Person or another Subsidiary of such Person directly or indirectly owns more than 20% of the outstanding capital stock or other equity interest.

                                   EXHIBIT B

                         REGISTRATION RIGHTS AGREEMENT

     This Registration Rights Agreement (the "Agreement") is made as of
            , 1998, by and among Smith International, Inc., a Delaware corporation ("Parent"), and the parties set forth on the signature page hereto (each a "Stockholder"). Capitalized terms not otherwise defined herein shall have the meaning set forth in the Merger Agreement dated the date hereof (the "Merger Agreement") by and among Wilson Industries Inc., a Texas corporation (the "Company"), Parent, and SII Acquisition Corp., a Texas corporation and wholly-owned subsidiary of Parent ("Merger Sub").

                                    RECITALS

     WHEREAS, the Merger Agreement sets forth the general terms as conditions pursuant to which Merger Sub will be merged with and into the Company, with the Company continuing as the surviving corporation; and

     WHEREAS, pursuant to the Merger Agreement, the Parent has agreed to provide the Stockholders with certain registration rights as set forth herein.

     NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

                                  DEFINITIONS

     "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

     "Person" shall mean an individual, partnership, corporation, limited liability company, trust, unincorporated organization or other entity, or a government or agency or political subdivision thereto.

     "Registrable Securities" shall mean (a) any of the Securities, and (b) any securities issued or issuable with respect to any of the Securities by way of stock dividend or stock split, a dividend or other distribution, in connection with a combination of shares, recapitalization, reclassification, merger, consolidation or other reorganization or otherwise. Any Registrable Security will cease to be a Registrable Security when (i) a registration statement covering such Registrable Security has been declared effective by the SEC and the Registrable Security has been disposed of pursuant to such effective registration statement, or (ii) the Registrable Security is sold under circumstances in which all of the applicable conditions of Rule 144 (or any similar provisions then in force) under the Securities Act are met.

     "Registration Statement" shall mean the Registration Statement of the Parent that covers any of the Registrable Securities pursuant to the provisions of this Agreement, including the prospectus included therein, all amendments and supplements to such Registration Statement, including post-effective amendments, all exhibit and all material incorporated by reference in such Registration Statement.

     "SEC" shall mean the Securities and Exchange Commission or any successor entity.

     "Securities" shall mean any of the common stock, par value $1.00 per share, of Parent held by the Stockholders as of the date hereof.

     "Securities Act" shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

     "Underwritten Offering" shall mean a registration in which securities of the Parent are sold to an underwriter for re-offering to the public.

     1. Demand Registration Rights.

     (a) Subject to the terms and conditions of this Agreement, one or more Stockholders may request the Parent, by written notice (a "Demand Notice"), to register or sell under the Securities Act (a "Demand Registration") all or any portion of any Registrable Securities ("Demand Securities") held by such Stockholders (the "Requesting Stockholders") on terms and conditions comparable to those normally applicable to offerings of equity securities in reasonably similar circumstances, including, without limitation, a continuous or "shelf" registration statement, it being specifically agreed that (i) the Parent shall not be required to effect more than three (3) Demand Registrations under this
Section 1, and (ii) any such request for a Demand Registration shall have an aggregate offering price to the public of not less than $10,000,000. A registration pursuant to this Section 1 shall not be deemed to have been effected (and it shall not count as one of the three Demand Registrations) unless the Registration Statement relating thereto has become effective under the Securities Act; provided, however, that if, after the Registration Statement has become effective, the offering pursuant to registration is interfered with by any stop order, injunction or other order or requirement of the SEC or other governmental agency or court, such registration will not be deemed to have been effected (and it shall not count as one of the three Demand Registrations). Unless the Requesting Stockholders shall consent in writing, no party (other than the Parent or other Stockholder) shall be permitted to offer securities under any such Demand Registration.

     (b) If the Requesting Stockholders so elect, the offering of Registrable Securities pursuant to a Demand Registration shall be in the form of an Underwritten Offering. If the managing underwriter or underwriters of such offering advise the Parent and the Requesting Stockholders that in their view the number of Registrable Securities requested to be included in such offering is sufficiently large so as to materially and adversely affect the success of such offering, the Parent will include in such registration the aggregate number of Registrable Securities which in the view of such managing underwriter or underwriters can be sold without any such material adverse effect; provided, however, that no Demand Securities may be excluded before all securities proposed to be sold by the Parent and any other Person have been excluded. If any Demand Securities are excluded, such registration shall not count as one of the three Demand Registrations. If any Demand Securities are required to be excluded pursuant to this Section 1, the number of Demand Securities of each Requesting Stockholder to be included in such registration shall be reduced pro rata (according to the total number of Demand Securities beneficially owned by each such holder), to the extent necessary to reduce the total number of Demand Securities to be included in the offering to the number recommended by such managing underwriter or underwriters.

     (c) Promptly following receipt of any notice under this Section 1, the Parent shall use its reasonable best efforts to register under the Securities Act the Shares specified in the Requesting Stockholders' notice; provided, however, that the Parent shall not be required to maintain the effectiveness of any Registration Statement pursuant to this Agreement for a period in excess of the completion of the distribution as described in Section 3 hereof, exclusive of any period of time during which the right of the Requesting Stockholders to make sales thereunder or the effectiveness of such Registration Statement is suspended by the Parent as provided in this Section 1. Notwithstanding anything to the contrary contained herein, the Parent shall not be obligated to prepare and file any Registration Statement pursuant to this Section 1, or prepare or file any amendment or supplement thereto, and may suspend the Requesting Stockholders' right to make sales of Registrable Securities pursuant to an effective Registration Statement, at any time when the Parent, in the good faith judgment of its Board of Directors, reasonably believes that the filing thereof at the time requested, or the offering of securities pursuant thereto, would materially and adversely affect a pending or proposed public offering of the Parent's securities, or an acquisition, merger, recapitalization, consolidation, reorganization or similar transaction or negotiations, discussions or pending proposals with respect thereto. The filing of a Registration Statement, or any amendment or supplement thereto, by the Parent cannot be deferred, and the Requesting Stockholders' right to make sales pursuant to an effective Registration Statement cannot be suspended, pursuant to the provisions of the preceding sentence, for more than 90 days after the abandonment or consummation of any of the foregoing offerings, proposals or transactions or, in any event, for more than 120 days after the date of the Board's determination pursuant to the preceding sentence of this Section 1(c).

     2. Piggyback Registration Rights.

     (a) If the Parent at any time, but prior to the date that is ten (10) years from the date hereof, proposes to file on its behalf and/or on behalf of any of its stockholders a Registration Statement under the Securities Act (other than in connection with a Demand Registration or a registration statement on Form S-4 or S-8 or any successor form) for any class that is the same or similar to the Registrable Securities, it will give written notice to the Stockholders, at least ten business days before the initial filing with the SEC of such Registration Statement, and such notice shall (i) offer to include in such filing such number of Registrable Securities as the Stockholders may request, and (ii) describe such securities and specify the form and manner and other relevant facts involved in such proposed registration (including, in that limitation, whether or not such registration will be in connection with an Underwritten Offering and, if so, the identity of the managing underwriter and whether such Underwritten Offering will be pursuant to a "best efforts" or "firm commitment" underwriting). If any Stockholder desires to have Registrable Securities registered under this Section 2, such Stockholder (a "Piggyback Stockholder," and together with the Requesting Stockholders, the "Selling Stockholders") shall advise the Parent in writing within 5 business days after the date of receipt of such offer from the Parent, setting forth the amount of such Registrable Securities for which registration is requested. The Parent shall thereupon include in such Registration Statement the number of Registrable Securities for which registration is so requested, and shall use its best efforts to effect registration under the Securities Act of such Registrable Securities.

     (b) Notwithstanding the foregoing, if in the reasonable opinion of the managing underwriter (in the case of an underwritten public offering) the success of the offering would be jeopardized by inclusion of the Registrable Securities requested to be included, then the amount of securities to be offered by the Parent and the Piggyback Stockholders shall be reduced pro rata to the extent necessary to reduce the total amount of securities to be included in such offering to the amount recommended by such managing underwriter; provided, that if securities are being offered for the account of other Persons as well as the Parent, then with respect to the Registrable Securities, the proportion by which the number of Registrable Securities is reduced shall not exceed the proportion by which the amount of such class of securities intended to be offered by such other Persons is reduced.

     3. Registration Procedures. (a) If and whenever the Parent is required by the provisions of this Agreement hereof to use its reasonable best efforts to effect the registration of any of the Registrable Securities under the Securities Act, the Parent will, as expeditiously as possible:

          (i) prepare and file with the SEC a Registration Statement with respect to such Registrable Securities and use its reasonable best efforts to cause such Registration Statement to become and remain effective for the period of the distribution as contemplated thereby (determined pursuant to Section 3(b) below), including, without limitation, the period necessary to allow distribution in accordance with any request for a continuous or "shelf" registration as contemplated by Section 1(a) hereof;

          (ii) prepare and file with the SEC such amendments and supplements to such Registration Statement and the prospectus used in connection therewith as may be necessary to keep such Registration Statement effective for the period specified in Section 3(b) below and as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all Registrable Securities covered by such Registration Statement in accordance with the Selling Stockholder's intended method of disposition set forth in such Registration Statement for such period, including, without limitation, the period necessary to allow distribution in accordance with any requests for a continuous or "shelf" registration as contemplated by Section 1(a) hereof;

          (iii) furnish to the Selling Stockholder and to each underwriter such number of copies of the Registration Statement and the prospectus included therein (including each preliminary prospectus and each document incorporated by reference therein to the extent then required by the rules and regulations of the SEC) as such Person may reasonably request in order to facilitate the public sale or other disposition of the Registrable Securities covered by such Registration Statement;

          (iv) use its reasonable best efforts to register or qualify the Registrable Securities covered by such Registration Statement under the securities or blue sky laws of such jurisdictions as the Selling Stockholder or, in the case of an Underwritten Offering, the managing underwriter, shall reasonably request and to take all necessary action to keep such registration or qualification effective as required by this
     Section 3(b) as to a Registration Statement filed with the SEC; provided that the Parent shall not be required to qualify to transact business as a foreign corporation in any jurisdiction in which it would not otherwise be required to be so qualified or to take any action which would subject it to general service of process in any such jurisdiction to which it is not then so subject;

          (v) immediately notify in writing the Selling Stockholder and each underwriter, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event as a result of which the prospectus contained in such Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing (in which case, the Parent shall promptly provide the Selling Stockholder with revised or supplemental prospectuses and, if so requested by the Parent in writing, the Selling Stockholder shall promptly take action to cease making any offers of Registrable Securities until receipt and distribution of such revised or supplemental prospectuses);

          (vi) furnish at the request of the Selling Stockholder (i) on the date that Registrable Securities are delivered to any underwriters for sale pursuant to such Registration Statement, an opinion of counsel representing the Parent dated as of such date for the purposes of such registration, addressed to the underwriters and to the Selling Stockholder, stating that such Registration Statement has become effective under the Securities Act and that (A) to the best knowledge of such counsel, no stop order suspending the effectiveness thereof has been issued and no proceedings for that purpose have been instituted or are pending or contemplated under the Securities Act, (B) the Registration Statement, the related prospectus, and each amendment or supplement thereof, comply as to form in all material respects with the requirements of the Securities Act and the applicable rules and regulations thereunder (except that such counsel need express no opinion as to the financial statements or any other financial or statistical data or any engineering report contained or incorporated therein) and (C) to such other effects as may reasonably be requested by counsel for the underwriters or by either the Selling Stockholder or its counsel, and (ii) on the effective date of the Registration Statement, the date the Registrable Securities are delivered to any underwriters for sale pursuant to such Registration Statement and on the effective date of each post-effective amendment to the Registration Statement, a "comfort" letter dated such date from the regular independent accountants retained by the Parent, addressed to the underwriters and to the Selling Stockholder, stating that they are independent public accountants within the meaning of the Securities Act and that the financial statements of the Parent included or incorporated by reference in the Registration Statement or the prospectus, or any amendment or supplement thereto, comply as to form in all material respects with the applicable accounting requirements of the Securities Act and the published rules and regulations thereunder, and such letter shall additionally cover such other financial matters (including information as to the period ending no more than 5 business days prior to the date of such letter) included in the Registration Statement in respect of which such letter is being given as the underwriters or the Selling Stockholder may reasonably request;

          (vii) make every reasonable effort to obtain the withdrawal of any stop order, injunction or other order suspending the effectiveness of the Registration Statement at the earliest possible moment;

          (viii) if reasonably requested by the managing underwriter or underwriters or by the Selling Stockholders holding in the aggregate in excess of 50% of the Registrable Securities covered by the Registration Statement, the Parent will promptly incorporate in a prospectus supplement or post-effective amendment such information as the managing underwriters and such Selling Stockholders agree should be included therein relating to the sale of the Registrable Securities, including, without limitation, information with respect to the number of Registrable Securities being sold to such underwriters, the purchase price being paid therefor by such underwriters and with respect to any other terms of the Underwritten Offering of the Registrable Securities to be sold in such offering; and make all required filings of such prospectus supplement or post-effective amendment as soon as notified of the matters to be incorporated in such prospectus supplement or post-effective amendment;

          (ix) make available for inspection during normal business hours to a representative of the Selling Stockholder, any underwriter reasonably acceptable to the Parent participating in any distribution pursuant to such Registration Statement, and any attorney, accountant or other agent retained by each representative of the Selling Stockholder or underwriter, all financial and other records, pertinent corporate documents and properties of the Parent and its subsidiaries, and cause the Parent's officers, directors and employees to supply all information reasonably requested by any such representative of the Selling Stockholder, underwriter, attorney, accountant or agent in connection with such Registration Statement;

          (x) use its reasonable best efforts to keep effective and maintain any registration, qualification, approval or listing obtained to cover the Registrable Securities as may be necessary for the Selling Stockholder to dispose of such Registrable Securities during the period of distribution and shall from time to time amend or supplement any prospectus used in connection therewith to the extent necessary in order to comply with applicable law; provided that, notwithstanding anything to the contrary contained herein, the Parent shall not be required to file or to keep effective and maintain any such registration, qualification, approval or listing for such period that would require it to cause an audit of the Parent to be performed other than as is required by the rules and regulations of the SEC with respect to reports required to be filed under the Exchange Act;

          (xi) cause all Registrable Securities covered by the Registration Statement to be listed on each securities exchange on which similar securities issued by the Company are then listed;

          (xii) in the case of any Demand Registration which is an Underwritten Offering, participate in customary "roadshow" and similar marketing presentations as reasonably requested by the underwriters; and

          (xiii) take such other actions as reasonably may be requested by the Selling Stockholders in order to effect the applicable registration.

     (b) For purposes of Sections 3(a)(i) and 3(a)(ii) above and of Section 1(c) hereof, the period of distribution of Shares in a firm commitment underwritten public offering shall be deemed to extend until the earlier of (i) the sale of all Shares covered thereby, (ii) 90 days after the initial effectiveness of the Registration Statement pursuant to which such Shares are to be offered, exclusive of any period of time during which the right of the Selling Stockholder to make sales thereunder or the effectiveness of such Registration Statement is suspended by the Parent as permitted by Section 1 hereof, and (iii) the date the Board of Directors makes a determination as permitted under Section 1(c) hereof; provided, however, that the distribution shall be deemed to recommence after the expiration of the time periods set forth in the last sentence of Section 1(c) hereof.

     (c) In connection with any registration hereunder, each Stockholder will furnish promptly to the Parent in writing such information (together with such supplements as may be necessary from time to time) with respect to itself and the proposed distribution by it (which proposed distribution for a "shelf" registration may include a plan to sell Shares from time to time in market transactions) as shall be reasonably necessary in order to ensure compliance with federal and applicable state securities laws.

     (d) In connection with any registration hereunder covering an Underwritten Offering (whether or not such Underwritten Offering shall cover all Registrable Securities held by the Selling Stockholder), the Parent agrees to enter into a written agreement with the managing underwriter or underwriters, and condition the participation of any other stockholder in such registration on such stockholder entering into such a written agreement, in such form and containing such provisions as are customary in the securities business for such an arrangement between major underwriters and companies of the Parent's size and investment stature, including, but not limited to, indemnification and contribution provisions from the Parent and its controlling persons for the benefit of the underwriters, provided that such agreement shall not contain any such provisions applicable to the Parent that are inconsistent with the provisions hereof; and further provided, that the time and place of the closing under said agreement shall be as mutually agreed upon among the Parent, the Selling Stockholder and such managing underwriter.

     4. Allocation of Expenses. Except as provided in the following sentence, the Parent shall bear all expenses arising or incurred in connection with any of the transactions contemplated by this Agreement, including, without limitation,
(a) all expenses and fees of transfer agents and registrars, (b) registration fees, (c) listing fees, (d) printing expenses, (e) accounting fees and expenses,
(f) legal fees and expenses of the Parent and one special counsel selected by the Selling Stockholders, (g) expenses of any special audits or comfort letters incident to or required by any such registration or qualification, and (h) expenses of complying with the securities or blue sky laws of any jurisdictions in connection with such registration or qualification. Notwithstanding the foregoing, the Parent shall not have any obligation to pay any underwriting fees, discounts or selling commissions incurred in connection with the sale of Registrable Securities pursuant to this Agreement.

     5. Indemnification.

     (a) In the event of a registration of any of the Registrable Securities under the Securities Act pursuant to this Agreement, the Parent will indemnify and hold harmless each Selling Stockholder and each underwriter of Registrable Securities thereunder and each person who controls such Selling Stockholder or underwriter within the meaning of the Securities Act and the Exchange Act against any losses, claims, damages or liabilities (including reasonable attorneys' fees), joint or several, to which such Selling Stockholder or underwriter or controlling person may become subject under the Securities Act, the Exchange Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the Registration Statement under which such Registrable Securities were registered under the Securities Act pursuant to this Agreement, any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereof, or arise out of or based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse each Selling Stockholder, each such underwriter and each such controlling person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the Parent will not be liable in any such case if and to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission so made in conformity with information furnished in writing by the Selling Stockholder, such underwriter or such controlling person specifically for use in such Registration Statement or prospectus; provided, further, that the Parent will not be liable hereunder to any underwriter or any person who controls an underwriter within the meaning of the Securities Act and the Exchange Act for any loss, claim, damage or liability that arises out of, or is based upon, any untrue statement or alleged untrue statement or any omission or alleged omission contained in any preliminary prospectus that was corrected by any subsequent prospectus, and the underwriter was required to deliver but failed to deliver such prospectus as required by the Securities Act.

     (b) In the event of a registration of any of the Registrable Securities under the Securities Act pursuant to this Agreement, the Selling Stockholder will indemnify and hold harmless the Parent and each person who controls the Parent within the meaning of the Securities Act and the Exchange Act, each officer of the Parent who signs the Registration Statement, each director of the Parent, each underwriter and each person who controls any underwriter within the meaning of the Securities Act and the Exchange Act, against all losses, claims, damages or liabilities (including reasonable attorneys' fees), joint or several, to which the Parent or such officer or director or underwriter or controlling person may become subject under the Securities Act, the Exchange Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the Registration Statement under which such Shares were registered under the Securities Act pursuant to this Agreement, any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereof, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse the Parent and each such officer, director, underwriter and controlling person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that such Selling Stockholder will be liable hereunder in any such case if and only to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission relating to the Selling Stockholders made in reliance upon and in conformity with information pertaining to such Selling Stockholder, as such, furnished in writing to the Parent by such Selling Stockholder specifically for use in such Registration Statement or prospectus ("Selling Stockholder Information"); provided, further, that no Selling Stockholder will be liable hereunder to any underwriter or any person who controls an underwriter within the meaning of the Securities Act and the Exchange Act for any loss, claim, damage or liability that arises out of, or is based upon, any untrue statement or alleged untrue statement or any omission or alleged omission in any Selling Stockholder Information contained in any preliminary prospectus that was corrected by any subsequent prospectus, and the underwriter was required to deliver but failed to deliver such prospectus as required by the Securities Act; and provided, further, that the liability of each Selling Stockholder hereunder shall be limited to the proportion of any such loss, claim, damage, liability or expense which is equal to the proportion that the public offering price of Registrable Securities sold by such Selling Stockholder under such Registration Statement bears to the total public offering price of all securities sold thereunder, but not to exceed the amount of the proceeds received by such Selling Stockholder from the sale of the Shares covered by such Registration Statement.

     (c) Any person entitled to indemnification hereunder will (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification, and (ii) unless in such indemnified party's reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party will not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent will not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim will not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim.

     (d) The indemnification provided for under this Agreement will remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person of such indemnified party and will survive the transfer of securities. The Parent also agrees to make such provisions, as are reasonably requested by any indemnified party, for contribution to such party in the event the Company's indemnification is unavailable for any reason.

     6. Rule 144. The Parent hereby agrees that it will file the reports required to be filed by it under the Securities Act and the Exchange Act and the rules and regulations adopted by the SEC thereunder (or, if Parent is not required to file such reports, it will, upon the request of any Stockholder, make publicly available other information so long as necessary to permit sales pursuant to Rule 144 under the Securities Act), and it will take such further action as any Stockholder may reasonably request, all to the extent required from time to time to enable each Stockholder to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by (a) Rule 144 under the Securities Act, as such rule may be amended form time to time, or (b) any similar rule or regulation hereafter adopted by the SEC.

     7. Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the successors and assigns of each of the parties. Except for the indemnification and contribution rights under this Agreement (which are intended to and shall create third party beneficiary rights), the provisions of this Agreement are solely for the benefit of the parties and are not intended to confer upon any Person except the parties any rights or remedies hereunder, and there are no third party beneficiaries of this Agreement.

     8. Governing Law; Jurisdiction and Venue. This Agreement shall be governed by the laws of the State of Texas without regard to conflict of law principles thereof.

     9. Entire Agreement. This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the parties or any of them with respect to the subject matter hereof.

     10. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

     11. Notice; Time Periods. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given on the day when delivered personally or sent by telecopier (with receipt confirmed), and one day after the date of mailing sent by reputable overnight delivery service (receipt requested), in each case to the other parties at the following addresses and telecopier numbers (or to such other address or telecopier number as shall be communicated to the other parties by like notice):

     If to the Parent, to:

       Mr. Neal S. Sutton
        Senior Vice President -- Administration
        General Counsel and Secretary
        Smith International, Inc.
        16740 Hardy Street
        Houston, Texas 77032
        Telecopy No. (281) 233-5996

     Copy to:

       Mr. Eric Blumrosen
        Gardere Wynne Sewell & Riggs, L.L.P.
        333 Clay, Suite 800
        Houston, Texas 77002
        Telecopy No. (713) 308-5555

     If to the Stockholders, to:

       Mr. Wallace S. Wilson
        Wilson Industries, Inc.
        1301 Conti
        Houston, Texas 77002
        Telecopy No. (713) 237-3741

     Copy to:

       Liddell, Sapp, Zivley, Hill & LaBoon, LLP
        3400 Texas Commerce Tower
        600 Travis
        Houston, Texas 77002
        United States
        Telephone: 713/226-1200
        Telecopy No. 713/223-3717
        Attn: Marcus A. Watts

     12. Amendments and Waivers. The provisions of this Agreement may only be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may only be given, with the written consent of the Parent and the holders of a majority of the Registrable Securities.

     13. Severability. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstance , is held invalid, illegal or unenforceable, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be affected or impaired thereby.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

                                            PARENT

                                            By:
                                            ------------------------------------

                                            Name:
                                            ------------------------------------

                                            Title:
                                            ------------------------------------

                                            [STOCKHOLDERS]*

---------------

* This Agreement will be signed by affiliates of the Company reasonably selected by the Company.

                                   EXHIBIT C

                           AFFILIATES OF THE COMPANY

Wallace S. Wilson
G.W. Gist, Jr.
D.E. Beach, Jr.
John H. Duncan
George A. Peterkin, Jr.
Robert H. Smith
Manuel A. Sanchez, III
E. Clifton Wilson, Jr.
Preston Moore, Jr.
William N. Mathis
Rupert W. Barefield
Robert E. Brown, Jr.
Humberto G. Kuhn
Gary M. Nelson
Michael R. Chaddick

                                   EXHIBIT D

                            COMPANY AFFILIATE LETTER

                                                                          , 1998

Wilson Industries, Inc.
1301 Conti
Houston, Texas 77002

[Parent]

Gentlemen:

     The undersigned has been advised that as of the date of this letter the undersigned may be deemed to be an "affiliate" of Wilson Industries, Inc., a Texas corporation (the "Company"), as the term "affiliate" is defined for purposes of paragraphs (c) and (d) of Rule 145 of the rules and regulations (the "Rules and Regulations") of the Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, as amended (the "Act"). Pursuant to the terms
of the Merger Agreement dated as of             , 1998, (the "Merger
Agreement"), between the Company, [Parent], a           corporation ("Parent"),
and a newly formed wholly owned subsidiary of Parent ("Merger Subsidiary"), Merger Subsidiary will be merged with and into the Company with the Company to be the surviving corporation in the merger (the "Merger").

     As a result of the Merger, the undersigned will receive shares of Common
Stock, par value $          per share, of Parent (the "Parent Common Stock") in
exchange for shares of Common Stock, par value $          per share, of the
Company (the "Company Common Stock") owned by the undersigned.

     The undersigned represents, warrants and covenants to Parent and the Company that in the event the undersigned receives any Parent Common Stock as a result of the Merger:

A. The undersigned shall not make any sale, transfer or other disposition of the Parent Common Stock in violation of the Act or the Rules and Regulations.

B. The undersigned has carefully read this letter and the Agreement and discussed the requirements of such documents and other applicable limitations upon the undersigned's ability to sell, transfer or otherwise dispose of the Parent Common Stock to the extent the undersigned felt necessary with the undersigned's counsel or counsel for the Company.

C. The undersigned has been advised that the issuance of Parent Common Stock to the undersigned pursuant to the Merger will be registered with the SEC under the Act on a Registration Statement on Form S-4. However, the undersigned has also been advised that, since at the time the Merger is submitted for a vote of the stockholders of Company, the undersigned may be deemed to be an affiliate of the Company, the undersigned may not sell, transfer or otherwise dispose of the Parent Common Stock issued to the undersigned in the Merger unless (i) such sale, transfer or other disposition has been registered under the Act, (ii) such sale, transfer or other disposition is made in conformity with Rule 145 promulgated by the SEC under the Act, or (iii) in the opinion of counsel reasonably acceptable to Parent, or pursuant to a "no action" letter obtained by the undersigned from the staff of the SEC, such sale transfer or other disposition is otherwise exempt from registration under the Act.

D. From and after the date that is 30 days prior to the Effective Time (as defined in the Agreement) the undersigned shall not offer to sell, sell or otherwise dispose of, or in any other way reduce the undersigned's risk relative to, any shares of parent Common Stock or Company Common Stock (other than by way of conversion into shares of Parent Common Stock pursuant to the Merger) in any case until an earnings statement containing at least 30 days of post-Merger combined financial results of Parent and the Company have been issued in a manner satisfying the requirements of SEC Accounting Release No. 135.

E. The undersigned will not take or fail to take any action reasonably likely to cause the Merger not to qualify as a 368 Reorganization (as defined in the Merger Agreement) or to be treated as a Pooling Transaction (as defined in the Merger Agreement).

F. The undersigned understands and agrees that this letter agreement shall apply to all shares of the capital stock of Parent and the Company that are deemed to be beneficially owned by the undersigned pursuant to applicable federal securities laws.

G. The undersigned further understands and agrees that the representations, warranties, covenants and agreements of the undersigned set forth herein are for the benefit of Parent, Company and the Surviving Corporation (as defined in the Merger Agreement) and will be relied upon by such entities and their respective counsel and accountants.

     Execution of this Letter should not be considered an admission on the part of the undersigned that the undersigned is an "affiliate" of the Company as described in the first paragraph of this letter or as a waiver of any rights the undersigned may have to object to any claim that the undersigned is such an affiliate on or after the date of this letter.

                                            Very truly yours,

                                            ------------------------------------
                                            Signature

                                            ------------------------------------
                                            Print Name

Accepted this      day of
          , 1998

WILSON INDUSTRIES. INC.

By:
    --------------------------------
           Wallace S. Wilson
    Chairman of the Board President
                  and
        Chief Executive Officer

[PARENT]

By:
------------------------------------

Name:
------------------------------------

Title:
------------------------------------

                                   EXHIBIT E

                            PARENT AFFILIATE LETTER

                                                                          , 1998

Wilson Industries, Inc.
1301 Conti
Houston, Texas 77002

[Parent]

Gentlemen:

     The undersigned has been advised that as of the date of this letter the undersigned may be deemed to be an "affiliate" of [Parent], a corporation ("Parent"), as the term "affiliate" is defined for purposes of paragraphs (c) and (d) of Rule 145 of the rules and regulations (the "Rules and Regulations") of the Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, as amended (the "Act"). Pursuant to the terms of the
Merger Agreement dated as of             , 1998, (the "Merger Agreement"),
between Parent, Wilson Industries, Inc., a Texas corporation (the "Company"), and a newly formed wholly owned subsidiary of Parent ("Merger Subsidiary"), Merger Subsidiary will be merged with and into the Company with the Company to be the surviving corporation in the merger (the "Merger").

     The undersigned represents, warrants and covenants to Parent and the Company that:

H. From and after the date that is 30 days prior to the Effective Time (as defined in the Agreement) the undersigned shall not offer to sell, sell or otherwise dispose of, or in any other way reduce the undersigned's risk relative to, any shares of Parent Common Stock in any case until an earnings statement containing at least 30 days of post-Merger combined financial results of Parent and the Company have been issued in a manner satisfying the requirements of SEC Accounting Release No. 135.

I. The undersigned will not take or fail to take any action reasonably likely to cause the Merger not to qualify as a 368 Reorganization (as defined in the Merger Agreement) or to be treated as a Pooling Transaction (as defined in the Merger Agreement).

J. The undersigned further understands and agrees that the representations, warranties, covenants and agreements of the undersigned set forth herein are for the benefit of Parent, Company and the Surviving Corporation (as defined in the Merger Agreement) and will be relied upon by such entities and their respective counsel and accountants.

     Execution of this letter should not be considered an admission on the part of the undersigned that the undersigned is an "affiliate" of Parent as described in the first paragraph of this letter or as a waiver of any rights the undersigned may have to object to any claim that the undersigned is such an affiliate on or after the date of this letter.

                                            Very truly yours,

                                            ------------------------------------
                                            Signature

                                            ------------------------------------
                                            Print Name
Accepted this      day of             , 1998

WILSON INDUSTRIES, INC.

By:
------------------------------------
         Wallace S. Wilson
Chairman of the Board, President and
      Chief Executive Officer

[PARENT]

By:
------------------------------------

Name:
------------------------------------

Title:
------------------------------------

                                   EXHIBIT F

                 COMPANY DESIGNEE TO PARENT BOARD OF DIRECTORS

Wallace S. Wilson

                                   EXHIBIT G

                               ENVIRONMENTAL LAWS

FEDERAL -- UNITED STATES OF AMERICA

Comprehensive Environmental Response, Compensation and Liability Act of 1980, 42 U.S.C. sec.sec. 9601 et seq. as amended by the Superfund Amendments and Reauthorization Act of 1986.

Toxic Substances Control Act, 15 U.S.C. sec. 2601 et seq.

Clean Water Act, 33 U.S.C. sec. 1251 et seq., as amended by the Oil Pollution Act of 1990, Pub.L. No. 101-380, 104 Stat. 484 (1990).

Safe Drinking Water Act, 42 U.S.C. sec.sec. 300f -- 300j-26.

Clean Air Act, 42 U.S.C. sec. 7401 et seq., as amended by the Clean Air Act Amendments of 1990, Pub.L. No. 101-549, 104 Stat. 2399 (1990).

Resource Conservation and Recovery Act of 1976, 42 U.S.C. sec.sec. 6901 et. seq.

The Oil Pollution Act of 1990, Pub.L. No. 101-380, 104 Stat. 484 (1990).

Hazardous Materials Transportation Act, 49 U.S.C. sec. 1801 et seq.

Williams-Steiger Occupational Safety and Health Act.

TEXAS

Texas Asbestos Health Protection Act

Texas Water Code

Texas Health and Safety Code

Texas Natural Resources Code

Statewide Rules for Oil , Gas and Geothermal
Operations (promulgated by the Railroad Commission of Texas)

                                                                      APPENDIX B

                                                                January 21, 1998

Board of Directors
Wilson Industries, Inc.
1301 Conti
Houston, Texas 77002

Gentlemen:

     We understand that Wilson Industries, Inc. (the "Company"), Smith International, Inc. ("Parent") and SII Acquisition Corp., a wholly owned subsidiary of Parent ("Merger Sub"), have entered into a Merger Agreement, dated as of January 19, 1998 (the "Agreement"), which provides, among other things, for the merger (the "Merger") of Merger Sub with and into the Company. Pursuant to the Merger, each issued and outstanding share of common stock, par value $25.00 per share, of the Company ("Company Common Stock"), other than shares held in treasury or as to which dissenters' rights have been perfected, will be converted into the right to receive 21.2633 shares (the "Exchange Ratio") of common stock, par value $1.00 per share, of Parent ("Parent Common Stock"). The terms and conditions of the Merger are more fully set forth in the Agreement.

     You have asked for our opinion as to whether the consideration to be received by the holders of shares of Company Common Stock pursuant to the Agreement is fair from a financial point of view to such holders.

     For purposes of the opinion set forth herein, we have:

          (i) reviewed certain publicly available financial statements and other information of Parent;

          (ii) reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;

          (iii) analyzed certain financial projections prepared by the management of the Company;

          (iv) discussed the past and current operations and financial condition and the prospects of the Company and Parent with senior executives of the Company and Parent;

          (v) compared the financial performance of the Company and Parent with that of certain other comparable publicly-traded companies;

          (vi) reviewed the pro forma impact of the Merger on Parent's earnings per share, cash flow, consolidated capitalization and financial ratios;

          (vii) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

          (viii) compared the financial performance of the Company and Parent and the prices and trading activity of the Parent Common Stock with that of certain other comparable publicly-traded companies and their securities;

          (ix) participated in discussions and negotiations among representatives of the Company and Parent and their financial and legal advisors;

          (x) reviewed the Agreement and certain related documents; and

          (xi) performed such other analyses and considered such other factors as we have deemed appropriate.

     We have assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by us for the purposes of this opinion. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company and Parent. We have not made any independent valuation or appraisal of the assets or liabilities of the Company or Parent, nor have we been furnished with any such appraisals. In addition, we have assumed that the Merger will be consummated on the terms set forth in the Agreement. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services.

     It is understood that this letter is for the information of the Board of Directors of the Company only and may not be used for any other purpose without our prior written consent.

     Based on and subject to the foregoing, we are of the opinion on the date hereof that the consideration to be received by the holders of shares of Company Common Stock pursuant to the Agreement is fair from a financial point of view to such holders.

                                            Very truly yours,

                                            MORGAN STANLEY & CO.
                                            INCORPORATED

                                            By:   /s/ DAVID B.D. LUMPKINS

                                              ----------------------------------
                                                     David B.D. Lumpkins
                                                      Managing Director

                                                                      APPENDIX C

                       ARTICLES 5.11 THROUGH 5.13 OF THE
                         TEXAS BUSINESS CORPORATION ACT

ART. 5.11 RIGHTS OF DISSENTING SHAREHOLDERS IN THE EVENT OF CERTAIN CORPORATE ACTIONS

     A. Any shareholder of a domestic corporation shall have the right to dissent from any of the following corporate actions:

          (1) Any plan of merger to which the corporation is a party if shareholder approval is required by Article 5.03 or 5.16 of this Act and the shareholder holds shares of a class or series that was entitled to vote thereon as a class or otherwise;

          (2) Any sale, lease, exchange or other disposition (not including any pledge, mortgage, deed of trust or trust indenture unless otherwise provided in the articles of incorporation) of all, or substantially all, the property and assets, with or without good will, of a corporation if special authorization of the shareholders is required by this Act and the shareholders hold shares of a class or series that was entitled to vote thereon as a class or otherwise;

          (3) Any plan of exchange pursuant to Article 5.02 of this Act in which the shares of the corporation of the class or series held by the shareholder are to be acquired.

     B. Notwithstanding the provisions of Section A of this Article, a shareholder shall not have the right to dissent from any plan of merger in which there is a single surviving or new domestic or foreign corporation, or from any plan of exchange, if:

          (1) the shares held by the shareholder are part of a class or series, shares of which are on the record date fixed to determine the shareholders entitled to vote on the plan of merger or plan of exchange:

             (a) listed on a national securities exchange;

             (b) listed on the Nasdaq Stock Market (or successor quotation system) or designated as a national market security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or successor entity; or

             (c) held of record by not less than 2,000 holders;

          (2) the shareholder is not required by the terms of the plan of merger or plan of exchange to accept for the shareholder's shares any consideration that is different than the consideration (other than cash in lieu of fractional shares that the shareholder would otherwise be entitled to receive) to be provided to any other holder of shares of the same class or series of shares held by such shareholder; and

          (3) the shareholder is not required by the terms of the plan of merger or the plan of exchange to accept for the shareholder's shares any consideration other than:

             (a) shares of a domestic or foreign corporation that, immediately after the effective time of the merger or exchange, will be part of a class or series, shares of which are:

                (i) listed, or authorized for listing upon official notice of issuance, on a national securities exchange;

                (ii) approved for quotation as a national market security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or successor entity; or

                (iii) held of record by not less than 2,000 holders;

             (b) cash in lieu of fractional shares otherwise entitled to be received; or

             (c) any combination of the securities and cash described in Subdivisions (a) and (b) of this subsection.

ART. 5.12 PROCEDURE FOR DISSENT BY SHAREHOLDERS AS TO SAID CORPORATE ACTIONS

     A. Any shareholder of any domestic corporation who has the right to dissent from any of the corporate actions referred to in Article 5.11 of this Act may exercise that right to dissent only by complying with the following procedures:

          (1)(a) With respect to proposed corporate action that is submitted to a vote of shareholders at a meeting, the shareholder shall file with the corporation, prior to the meeting, a written objection to the action, setting out that the shareholder's right to dissent will be exercised if the action is effective and giving the shareholder's address, to which notice thereof shall be delivered or mailed in that event. If the action is effected and the shareholder shall not have voted in favor of the action, the corporation, in the case of action other than a merger, or the surviving or new corporation (foreign or domestic) or other entity that is liable to discharge the shareholder's right of dissent, in the case of a merger, shall, within ten (10) days after the action is effected, deliver or mail to the shareholder written notice that the action has been effected, and the shareholder may, within ten (10) days from the delivery or mailing of the notice, make written demand on the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, for payment of the fair value of the shareholder's shares. The fair value of the shares shall be the value thereof as of the day immediately preceding the meeting, excluding any appreciation or depreciation in anticipation of the proposed action. The demand shall state the number and class of the shares owned by the shareholder and the fair value of the shares as estimated by the shareholder. Any shareholder failing to make demand within the ten (10) day period shall be bound by the action.

          (b) With respect to proposed corporate action that is approved pursuant to Section A of Article 9.10 of this Act, the corporation, in the case of action other than a merger, and the surviving or new corporation (foreign or domestic) or other entity that is liable to discharge the shareholder's right of dissent, in the case of a merger, shall, within ten
     (10) days after the date the action is effected, mail to each shareholder of record as of the effective date of the action notice of the fact and date of the action and that the shareholder may exercise the shareholder's right to dissent from the action. The notice shall be accompanied by a copy of this Article and any articles or documents filed by the corporation with the Secretary of State to effect the action. If the shareholder shall not have consented to the taking of the action, the shareholder may, within twenty (20) days after the mailing of the notice, make written demand on the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, for payment of the fair value of the shareholder's shares. The fair value of the shares shall be the value thereof as of the date the written consent authorizing the action was delivered to the corporation pursuant to Section A of Article 9.10 of this Act, excluding any appreciation or depreciation in anticipation of the action. The demand shall state the number and class of shares owned by the dissenting shareholder and the fair value of the shares as estimated by the shareholder. Any shareholder failing to make demand within the twenty (20) day period shall be bound by the action.

          (2) Within twenty (20) days after receipt by the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, of a demand for payment made by a dissenting shareholder in accordance with Subsection (1) of this Section, the corporation (foreign or domestic) or other entity shall deliver or mail to the shareholder a written notice that shall either set out that the corporation (foreign or domestic) or other entity accepts the amount claimed in the demand and agrees to pay that amount within ninety (90) days after the date on which the action was effected, and, in the case of shares represented by certificates, upon the surrender of the certificates duly endorsed, or shall contain an estimate by the corporation (foreign or domestic) or other entity of the fair value of the shares, together with an offer to pay the amount of that estimate within ninety (90) days after the date on which the action was effected, upon receipt of notice within sixty (60) days after that date from the shareholder that the shareholder agrees to accept that amount and, in the case of shares represented by certificates, upon the surrender of the certificates duly endorsed.

          (3) If, within sixty (60) days after the date on which the corporate action was effected, the value of the shares is agreed upon between the shareholder and the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, payment for the shares shall be made within ninety (90) days after the date on which the action was effected and, in the case of shares represented by certificates, upon surrender of the certificates duly endorsed. Upon payment of the agreed value, the shareholder shall cease to have any interest in the shares or in the corporation.

     B. If, within the period of sixty (60) days after the date on which the corporate action was effected, the shareholder and the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, do not so agree, then the shareholder or the corporation (foreign or domestic) or other entity may, within sixty (60) days after the expiration of the sixty (60) day period, file a petition in any court of competent jurisdiction in the county in which the principal office of the domestic corporation is located, asking for a finding and determination of the fair value of the shareholder's shares. Upon the filing of any such petition by the shareholder, service of a copy thereof shall be made upon the corporation (foreign or domestic) or other entity, which shall, within ten (10) days after service, file in the office of the clerk of the court in which the petition was filed a list containing the names and addresses of all shareholders of the domestic corporation who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the corporation (foreign or domestic) or other entity. If the petition shall be filed by the corporation (foreign or domestic) or other entity, the petition shall be accompanied by such a list. The clerk of the court shall give notice of the time and place fixed for the hearing of the petition by registered mail to the corporation (foreign or domestic) or other entity and to the shareholders named on the list at the addresses therein stated. The forms of the notices by mail shall be approved by the court. All shareholders thus notified and the corporation (foreign or domestic) or other entity shall thereafter be bound by the final judgment of the court.

     C. After the hearing of the petition, the court shall determine the shareholders who have complied with the provisions of this Article and have become entitled to the valuation of and payment for their shares, and shall appoint one or more qualified appraisers to determine that value. The appraisers shall have power to examine any of the books and records of the corporation the shares of which they are charged with the duty of valuing, and they shall make a determination of the fair value of the shares upon such investigation as to them may seem proper. The appraisers shall also afford a reasonable opportunity to the parties interested to submit to them pertinent evidence as to the value of the shares. The appraisers shall also have such power and authority as may be conferred on Masters in Chancery by the Rules of Civil Procedure or by the order of their appointment.

     D. The appraisers shall determine the fair value of the shares of the shareholders adjudged by the court to be entitled to payment for their shares and shall file their report of that value in the office of the clerk of the court. Notice of the filing of the report shall be given by the clerk to the parties in interest. The report shall be subject to exceptions to be heard before the court both upon the law and the facts. The court shall by its judgment determine the fair value of the shares of the shareholders entitled to payment for their shares and shall direct the payment of that value by the existing, surviving, or new corporation (foreign or domestic) or other entity, together with interest thereon, beginning 91 days after the date on which the applicable corporate action from which the shareholder elected to dissent was effected to the date of such judgment, to the shareholders entitled to payment. The judgment shall be payable to the holders of uncertificated shares immediately but to the holders of shares represented by certificates only upon, and simultaneously with, the surrender to the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, of duly endorsed certificates for those shares. Upon payment of the judgment, the dissenting shareholders shall cease to have any interest in those shares or in the corporation. The court shall allow the appraisers a reasonable fee as court costs, and all court costs shall be allotted between the parties in the manner that the court determines to be fair and equitable.

     E. Shares acquired by the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, pursuant to the payment of the agreed value of the shares or pursuant to payment of the judgment entered for the value of the shares, as in this Article provided, shall, in the case of a merger, be treated as provided in the plan of merger and, in all other cases, may be held and disposed of by the corporation as in the case of other treasury shares.

     F. The provisions of this Article shall not apply to a merger if, on the date of the filing of the articles of merger, the surviving corporation is the owner of all the outstanding shares of the other corporations, domestic or foreign, that are parties to the merger.

     G. In the absence of fraud in the transaction, the remedy provided by this Article to a shareholder objecting to any corporate action referred to in
Article 5.11 of this Act is the exclusive remedy for the recovery of the value of his shares or money damages to the shareholder with respect to the action. If the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, complies with the requirements of this Article, any shareholder who fails to comply with the requirements of this Article shall not be entitled to bring suit for the recovery of the value of his shares or money damages to the shareholder with respect to the action.

ART. 5.13. PROVISIONS AFFECTING REMEDIES OF DISSENTING SHAREHOLDERS

     A. Any shareholder who has demanded payment for his shares in accordance with either Article 5.12 or 5.16 of this Act shall not thereafter be entitled to vote or exercise any other rights of a shareholder except the right to receive payment for his shares pursuant to the provisions of those articles and the right to maintain an appropriate action to obtain relief on the ground that the corporate action would be or was fraudulent, and the respective shares for which payment has been demanded shall not thereafter be considered outstanding for the purposes of any subsequent vote of shareholders.

     B. Upon receiving a demand for payment from any dissenting shareholder, the corporation shall make an appropriate notation thereof in its shareholder records. Within twenty (20) days after demanding payment for his shares in accordance with either Article 5.12 or 5.16 of this Act, each holder of certificates representing shares so demanding payment shall submit such certificates to the corporation for notation thereon that such demand has been made. The failure of holders of certificated shares to do so shall, at the option of the corporation, terminate such shareholder's rights under Articles
5.12 and 5.16 of this Act unless a court of competent jurisdiction for good and sufficient cause shown shall otherwise direct. If uncertificated shares for which payment has been demanded or shares represented by a certificate on which notation has been so made shall be transferred, any new certificate issued therefor shall bear similar notation together with the name of the original dissenting holder of such shares and a transferee of such shares shall acquire by such transfer no rights in the corporation other than those which the original dissenting shareholder had after making demand for payment of the fair value thereof.

     C. Any shareholder who has demanded payment for his shares in accordance with either Article 5.12 or 5.16 of this Act may withdraw such demand at any time before payment for his shares or before any petition has been filed pursuant to Article 5.12 or 5.16 of this Act asking for a finding and determination of the fair value of such shares, but no such demand may be withdrawn after such payment has been made or, unless the corporation shall consent thereto, after any such petition has been filed. If, however, such demand shall be withdrawn as hereinbefore provided, or if pursuant to Section B of this Article the corporation shall terminate the shareholder's rights under
Article 5.12 or 5.16 of this Act, as the case may be, or if no petition asking for a finding and determination of fair value of such shares by a court shall have been filed within the time provided in Article 5.12 or 5.16 of this Act, as the case may be, or if after the hearing of a petition filed pursuant to Article
5.12 or 5.16, the court shall determine that such shareholder is not entitled to the relief provided by those articles, then, in any such case, such shareholder and all persons claiming under him shall be conclusively presumed to have approved and ratified the corporate action from which he dissented and shall be bound thereby, the right of such shareholder to be paid the fair value of his shares shall cease, and his status as a shareholder shall be restored without prejudice to any corporate proceedings which may have been taken during the interim, and such shareholder shall be entitled to receive any dividends or other distributions made to shareholders in the interim.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the General Corporation Law of the State of Delaware provides that a corporation has the power, under specified circumstances, to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with an action or proceeding to which he or she is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action, that they had no reasonable cause to believe their conduct was unlawful. With respect to suits by or in the right of the corporation, however, indemnification is generally limited to attorneys' fees and other expenses and is not available if such person is adjudged to be liable to the corporation unless the court determines that indemnification is appropriate. Additionally, a corporation is required to indemnify its directors and officers against expenses to the extent that such directors or officers have been successful on the merits or otherwise in any action, suit or proceeding or in defense of any claim, issue or matter therein. Indemnification can be made by the corporation only upon a determination that indemnification is proper in the circumstances because the party seeking indemnification has met the applicable standard of conduct as set forth in the General Corporation Law of the State of Delaware. A corporation also has the power to purchase and maintain insurance on behalf of any person, whether or not the corporation would have the power to indemnify such person against such liability.

     The Restated Certificate of Incorporation of Smith and the Restated Bylaws of Smith extend indemnification rights to its directors, officers, employees and agents to the fullest extent authorized by the General Corporation Law of the State of Delaware. The Restated Certificate of Incorporation of Smith and the Restated Bylaws of Smith also permit Smith to maintain insurance on behalf of any person who is or was a director, officer, employee or agent to Smith against any liability asserted against such person and incurred by such person is such capacity, whether or not Smith would have the power or the obligation to indemnify such person against such liability. Reference is made to the Restated Certificate of Incorporation and the Restated Bylaws of Smith.

     Section 102(b)(7) of the General Corporation Law of the State of Delaware provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, provided that such provisions may not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under
Section 174 (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock) of the General Corporation Law of the State of Delaware or (iv) for any transaction from which the director derived an improper personal benefit. Smith's Restated Certificate of Incorporation contains such a provision, and further provides that if the General Corporation Law of the State of Delaware is amended to further eliminate or limit the personal liability of directors, then the liability of the directors of Smith shall be eliminated or limited to the fullest extent permitted by the General Corporation Law of the State of Delaware.

     The above discussion of Smith's Restated Certificate of Incorporation and Restated Bylaws and of Sections 102(b)(7) and 145 of the General Corporation Law of the State of Delaware is not intended to be exhaustive and is qualified in its entirety by such Restated Certificate of Incorporation, Restated Bylaws and statutes.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

           2.1           -- Merger Agreement dated January 19, 1998 by and among
                            Wilson Industries, Inc., Smith International, Inc. and
                            SII Acquisition Corp. (included as Appendix A to the
                            Proxy Statement/Prospectus that constitutes part of this
                            Registration Statement).
           3.1           -- Restated Certificate of Incorporation of the Registrant
                            as amended to date (incorporated by reference to Exhibit
                            3.1 to the Registrant's Annual Report on Form 10-K for
                            the fiscal year ended December 31, 1993).
           3.2           -- Bylaws of the Registrant as amended to date (incorporated by reference to Exhibit 3.2 to the Registrant's Annual
                            Report on Form 10-K for the fiscal year ended December
                            31, 1993).
           4.1           -- Rights Agreement, dated as of June 19, 1990, between the
                            Registrant and First Chicago Trust Company of New York
                            (incorporated by reference to Exhibit 4.13 to the
                            Registrant's Annual Report on Form 10-K for the year
                            ended December 31, 1991).
           5.1*          -- Opinion of Gardere Wynne Sewell & Riggs, L.L.P.,
                            regarding legality of securities.
           8.1*          -- Opinion of Gardere Wynne Sewell & Riggs, L.L.P.,
                            regarding certain tax matters.
           8.2*          -- Opinion of Liddell, Sapp, Zivley, Hill & LaBoon, L.L.P.,
                            regarding certain tax matters.
          23.1           -- Consent of Gardere Wynne Sewell & Riggs, L.L.P. (included in Exhibits 5.1 and 8.1).
          23.2           -- Consent of Liddell, Sapp, Zivley, Hill & LaBoon, L.L.P.
                            (included in Exhibit 8.2)
          23.3*          -- Consent of Arthur Andersen LLP with respect to the
                            financial statements of Smith International, Inc.
          23.4*          -- Consent of Arthur Andersen LLP with respect to the
                            financial statements of Wilson Industries, Inc.
          24.1           -- Powers of Attorney (contained on page II-4).
          99.1*          -- Form of proxy card of Wilson Industries, Inc.

---------------

* Filed herewith.

ITEM 22. UNDERTAKINGS.

     (a) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) of 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

     (c) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (e) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (f) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on March 11, 1998.

                                            SMITH INTERNATIONAL, INC.

                                            By: /s/ DOUGLAS L. ROCK

                                              ----------------------------------
                                                       Douglas L. Rock,
                                              Chief Executive Officer, President
                                                              and
                                                   Chief Operating Officer

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Douglas L. Rock, John J. Kennedy and Neal S. Sutton, and each of them, each of whom may act without joinder of the other, his or her true and lawful attorneys and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all pre- and post-effective amendments to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully as to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, or the substitute or substitutes of any or all of them, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                      SIGNATURE                                    TITLE                    DATE
                      ---------                                    -----                    ----

                 /s/ DOUGLAS L. ROCK                   Chief Executive Officer,        March 11, 1998
-----------------------------------------------------    President and Chief
                   Douglas L. Rock                       Operating Officer
                                                         (Principal Executive
                                                         Officer)

                 /s/ LOREN K CARROLL                   Executive Vice President and    March 11, 1998
-----------------------------------------------------    Director
                   Loren K Carroll

                 /s/ JOHN J. KENNEDY                   Senior Vice President and       March 11, 1998
-----------------------------------------------------    Chief
                   John J. Kennedy                       Financial Officer
                                                         (Principal
                                                         Financial and Accounting
                                                         Officer)

               /s/ BENJAMIN F. BAILAR                  Director                        March 11, 1998
-----------------------------------------------------
                 Benjamin F. Bailar

                  /s/ G. CLYDE BUCK                    Director                        March 11, 1998
-----------------------------------------------------
                    G. Clyde Buck

                 /s/ JAMES R. GIBBS                    Director                        March 11, 1998
-----------------------------------------------------
                   James R. Gibbs

                      SIGNATURE                                    TITLE                    DATE
                      ---------                                    -----                    ----

                 /s/ JERRY W. NEELY                    Director                        March 11, 1998
-----------------------------------------------------
                   Jerry W. Neely

                 /s/ H. MOAK ROLLINS                   Director                        March 11, 1998
-----------------------------------------------------
                   H. Moak Rollins

                               INDEX TO EXHIBITS

        EXHIBIT
          NO.                                    DESCRIPTION
        -------                                  -----------
           2.1           -- Merger Agreement dated January 19, 1998 by and among
                            Wilson Industries, Inc., Smith International, Inc. and
                            SII Acquisition Corp. (included as Appendix A to the
                            Proxy Statement/Prospectus that constitutes part of this
                            Registration Statement).
           3.1           -- Restated Certificate of Incorporation of the Registrant
                            as amended to date (incorporated by reference to Exhibit
                            3.1 to the Registrant's Annual Report on Form 10-K for
                            the fiscal year ended December 31, 1993).
           3.2           -- Bylaws of the Registrant as amended to date (incorporated by reference to Exhibit 3.2 to the Registrant's Annual
                            Report on Form 10-K for the fiscal year ended December
                            31, 1993).
           4.1           -- Rights Agreement, dated as of June 19, 1990, between the
                            Registrant and First Chicago Trust Company of New York
                            (incorporated by reference to Exhibit 4.13 to the
                            Registrant's Annual Report on Form 10-K for the year
                            ended December 31, 1991).
           5.1*          -- Opinion of Gardere Wynne Sewell & Riggs, L.L.P.,
                            regarding legality of securities.
           8.1*          -- Opinion of Gardere Wynne Sewell & Riggs, L.L.P.,
                            regarding certain tax matters.
           8.2*          -- Opinion of Liddell, Sapp, Zivley, Hill & LaBoon, L.L.P.,
                            regarding certain tax matters.
          23.1           -- Consent of Gardere Wynne Sewell & Riggs, L.L.P. (included in Exhibits 5.1 and 8.1).
          23.2           -- Consent of Liddell, Sapp, Zivley, Hill & LaBoon, L.L.P.
                            (included in Exhibit 8.2)
          23.3*          -- Consent of Arthur Andersen LLP with respect to the
                            financial statements of Smith International, Inc.
          23.4*          -- Consent of Arthur Andersen LLP with respect to the
                            financial statements of Wilson Industries, Inc.
          24.1           -- Powers of Attorney (contained on page II-4).
          99.1*          -- Form of proxy card of Wilson Industries, Inc.

---------------

* Filed herewith.